Exhibit 99(d)(4)

EXECUTION COPY

SHARE REDEMPTION AGREEMENT

by and among

SES,

GE CFE Luxembourg S. à r.l.,

GE Capital Equity Holdings Inc.,

and

General Electric Capital Corporation

As of February 13, 2007

EXECUTION COPY

i

v

EXHIBITS
Exhibit A SES Financial Advisor Letter
Exhibit B Transponder Sale Terms
Exhibit C Transition Services Agreement
Exhibit D Opinion of counsel to SES
Exhibit E SOS Agreement

SHARE REDEMPTION AGREEMENT

This SHARE REDEMPTION AGREEMENT, dated as of February 13, 2007 (this “Agreement”), is entered into by and among SES, a société anonyme (SA) organized and existing under the laws of the Grand Duchy of Luxembourg (“SES”), GE CFE Luxembourg S. à r.l., a company with limited liability organized and existing under the laws of the Grand Duchy of Luxembourg (“CFE”), GE Capital Equity Holdings Inc., a Delaware corporation (“GCEH”) and for the purpose of Section 6.23, General Electric Capital Corporation, a Delaware corporation (“Parent”).

W I T N E S S E T H:

WHEREAS, SES and certain of its Subsidiaries, collectively, currently own the AMC-23 Business and the Equity Interests (as such terms are defined in Article 1);

WHEREAS, on or prior to the Closing (as defined in Section 2.2), SES shall complete the Reorganization (as defined in Section 3.7), pursuant to which the Equity Interests, the AMC-23 Transferred Assets (as defined in Section 3.2), the AMC-23 Assumed Liabilities (as defined in Section 3.4) and the Cash Amount (as defined in Article 1) will be transferred into Splitco (as defined in Article 1) in accordance with this Agreement, and immediately after the Closing the Equity Interests, the AMC-23 Transferred Assets, the AMC-23 Assumed Liabilities and the Cash Amount will be owned solely by Splitco;

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, (a) SES desires to redeem the Class C Shares (as defined in Article 1) for consideration in kind consisting of the Splitco Shares (as defined in Article 1), and (b) the GE Entities (as defined in Article 1) desire to have SES redeem the Class C Shares for consideration in kind consisting of the Splitco Shares;

WHEREAS, the parties hereto intend the Redemption (as defined in Section 2.1) to qualify as a tax-free exchange under Section 355(a) of the Code (as defined in Article 1);

WHEREAS, the Board of Directors of SES is motivated to effectuate the Redemption for the following business purposes of SES: (a) following the acquisition of New Skies Satellites Holdings Ltd. on March 30, 2006, (i) to restructure and optimize SES’s business assets and its portfolio of shareholdings in satellite system owners and operators, (ii) to refocus its satellite service activities to match its intended market positioning, and (iii) to accomplish the restructuring and optimization in a single transaction in such a manner that maximizes the value of the business assets and participation interests; and (b) to remove the market overhang (being the negative effect on the SES Shares trading price which SES believes resulted from the GE Entities’ announcement in 2005 that the GE Entities intended to divest from their participation in SES through periodic sales at a set price (and the GE Entities’ subsequent sales at or around that price) in order to meaningfully facilitate SES’s acquisition strategy during the overhang period (being the period which the market overhang would last beyond the anticipated date of the Redemption if the Redemption were not to occur); and, in consideration of the foregoing, a committee of SES duly appointed by the Board of Directors of SES and authorized to act on behalf of the Board of Directors of SES has approved this Agreement and the transactions contemplated by this Agreement; and

WHEREAS, the boards of directors of Parent and each of the GE Entities has, in each case, determined that it is in the best interests of their respective company to enter into this Agreement and have each approved this Agreement and the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE 1.

CERTAIN DEFINITIONS AND OTHER MATTERS

Section 1.1 Certain Definitions.

As used in this Agreement and the schedules hereto, the following terms have the respective meanings set forth below.

“Actual Satellite Operational Capability” means, as measured from any date, the reasonable forecast of the total number of remaining 30-day periods until the end of expected life for each transponder on such satellite taking into account all known and reasonably likely Transponder Unit Failures.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, including the ability to elect the members of the board of directors or other governing body of a Person, and the terms “controlled” and “controlling” have correlative meanings. For purposes of this Agreement, (i) the GE Entities shall be deemed not to be an “Affiliate” of SES or any of its Subsidiaries and SES or any of its Subsidiaries shall be deemed not to be an “Affiliate” of the GE Entities; provided, however, that prior to the Closing, the Transferred Entities shall be an “Affiliate” of SES and not of the GE Entities and, following the Closing, the Transferred Entities shall be an “Affiliate” of the GE Entities and not of SES; and (ii) Star One, ORBCOMM Inc., Bowenvale and AsiaSat and their respective Subsidiaries shall not be deemed to be “Affiliates” of SES or any of its Subsidiaries.

“Aggregate Reference Amount” means (i) the product obtained by multiplying the number of Class C Shares to be redeemed in the Redemption by the Reference Amount, plus (ii) forty-five million Euros (€45,000,000); provided, however, that if the Closing Date occurs after the record date for SES’s 2006 annual dividend, the Aggregate Reference Amount shall be reduced by the lesser of forty-five million Euros (€45,000,000) or the gross amount of the 2006 dividend payable on the Class C Shares.

“AMC-23 Business” means the business presently engaged in by SES and its Subsidiaries of owning and operating the AMC-23 Satellite, including providing transponder capacity services through the AMC-23 Satellite and excluding the provision of telemetry, tracking and control of the satellite.

“AMC-23 Loss” means, for the AMC-23 Satellite, (i) the loss or complete destruction of such satellite or (ii) an occurrence as a result of which Actual Satellite Operational Capability is reduced to less than 80% of Stated Satellite Operational Capability as of the date hereof.

“AMC-23 Satellite” means the satellite licensed by the FCC with call sign S2610.

“Ancillary Agreements” means the Transition Services Agreement, the Tax Matters Agreement, the SOS Agreement, the TMA Officers’ Certificates, any Transponder Sale Agreement executed under Section 3.10 (if any), and the Escrow Agreement (if executed pursuant to Section 3.11), together with all agreements and instruments required to be delivered under the terms of this Agreement and the foregoing agreements.

“Antitrust Division” means the Antitrust Division of the United States Department of Justice.

“Antitrust Laws” means all U.S. and foreign laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“AsiaSat” means Asia Satellite Telecommunications Holdings Limited, a company formed and existing under the laws of Bermuda.

“AsiaSat Shares” means 268,905,000 shares of common stock, par value HK$ 0.10 per share, of AsiaSat.

“Backlog” means the aggregate unpaid amount owing to the AMC-23 Business and Satlynx and its Subsidiaries under all Contracts that represent obligations of third parties to make payments to the AMC-23 Business or Satlynx or any of its Subsidiaries in exchange for the sale, lease or provision of transponder capacity services or managed network services.

“Bowenvale” means Bowenvale Limited, a company formed and existing under the laws of The British Virgin Islands.

“Bowenvale Shareholders Agreement” means the Shareholders’ Agreement relating to Bowenvale Limited by and among SES, CITIC Group, Bowenvale, Able Star Associates Limited and SES Finance S.A., dated December 10, 1998, as amended by the Deed of Adherence and Amendment No. 1 to the Shareholders Agreement dated November 9, 2004.

“Bowenvale Shares” means the shares of Bowenvale held directly or indirectly by SES, being one hundred and thirty-three million, one hundred and seven thousand, nine hundred and seventy-five (133,107,975) Y shares.

“Business Day” means any day other than Saturday, Sunday and any day which is a legal holiday or a day on which banking institutions in Luxembourg, The British Virgin Islands, Sao Paulo, Brazil or New York, New York, are authorized or required by law or other action of a Governmental Entity to close.

“BRL” or “Brazil Real” means the unit of account of Brazil.

“Capital Reduction Amount” means the aggregate amount of cash actually received by SES do Brazil Satelites Ltda., a company organized under the laws of Brazil, from Star One, after January 1, 2006, as a result of any capital reductions effected by Star One.

“Cash Amount” means an amount in cash equal to (i) the Aggregate Reference Amount, plus (ii) except as provided in Section 6.31, an amount equal to any dividends and distributions (whether in cash or in-kind) received with respect to fiscal 2006 or any later period and paid after November 1, 2006 and prior to the Closing Date by SES or any Affiliate thereof as a result of ownership of an interest in Star One, ORBCOMM Inc., Bowenvale, or AsiaSat (other than those dividends listed on Schedule 1.1(a)), plus (iii) except as provided in Section 6.31, the Capital Reduction Amount, plus (iv) if the GE Entities or Splitco receive a Call Option with respect to the Satlynx Excluded Shares pursuant to Section E.1(h) of the Reorganization Plan, an amount equal to the Call Option Exercise Price (as such term is defined in the Reorganization Plan), less (v) six hundred and fifty million Euros (€650,000,000), less (vi) in the event additional Non-Investment Assets are transferred to Splitco pursuant to Section 3.10, the aggregate amount(s) provided in Section 3.10(b)(iii), 3.10(c)(ii) and/or 3.10(d)(v), less (vii) the pro rata portion of any premium payments made by SES and its Affiliates pre-Closing with respect to In-Orbit Insurance to the extent any such premium relates to post-Closing coverage, plus (viii) if at the Closing Date the ANATEL Condition has not been satisfied, an amount equal to ninety-five million Euros (€95,000,000) pursuant to Section 6.31.

“Claims” means any and all (i) claims, (ii) demands or (iii) causes of action (in the case of clause (iii), relating to or resulting from a Proceeding).

“Class A Shares” means the Class A Shares, without nominal value, of SES.

“Class C Shares” means the aggregate one hundred and three million, one hundred and forty-nine thousand, nine hundred (103,149,900) class C shares, without nominal value, of SES held by the GE Entities as of the date hereof (appropriately adjusted for any stock dividend, stock split, reverse stock split, share combination, reclassification, recapitalization or similar transaction).

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means the Non-Disclosure Agreement, effective as of November 6, 2006, between SES and GE Capital Equity Capital Group, Inc.

“Confidential Business Information” means any information, including methods of operation, customers, customer lists, products, prices, fees, costs, technology, Intellectual Property, inventions, trade secrets, know-how, software, marketing methods, plans, personnel, suppliers, competitors, markets or other specialized information or proprietary matters.

“Contract” means any contract, agreement, indenture, deed of trust, license, note, bond, mortgage, lease, guarantee and any similar understanding or arrangement, whether written or oral.

“Disclosed Balance Sheets” means the Leuk Balance Sheets and the Satlynx Balance Sheets.

“Documents” means all files, documents, instruments, papers, books, reports, records, tapes, microfilms, photographs, letters, budgets, forecasts, ledgers, journals, title policies, lists of past, present and/or prospective customers, supplier lists, regulatory filings, operating data and plans, technical documentation (design specifications, functional requirements, operating instructions, logic manuals, flow charts, etc), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), marketing documentation (sales brochures, flyers, pamphlets, web pages, etc.), and other similar materials, or portions thereof, related exclusively to the AMC-23 Business, in each case whether or not in electronic form.

“EC Merger Regulation” means Council Regulation (EEC) No. 4064/89, as amended.

“Embratel” means Empresa Brasileira de Telecommunicacoes S.A., a company formed and existing under the laws of Brazil.

“Employment Agreement” means a written Contract or offer letter of SES or any of its Affiliates with or addressed to any Person pursuant to which Splitco shall, directly or indirectly, have any actual or contingent liability or obligation to provide compensation and/or benefits on or after the Closing Date in consideration for past, present or future services.

“Encumbrances” means security interests, liens, Claims, charges, title defects, deficiencies or exceptions (including, with respect to real property, defects, deficiencies or exceptions in, or relating to, marketability of title, or leases, subleases or the like affecting title), mortgages, pledges, easements, encroachments, restrictions on use, rights-of-way, rights of first refusal, conditional sales or other title retention agreements, covenants, conditions or other similar restrictions (including restrictions on transfer) or other encumbrances of any nature whatsoever.

“Environmental Costs and Liabilities” means all Liabilities, obligations, losses, damages, costs and expenses (including all reasonable attorneys’ fees and other defense costs and costs of investigation), fines and penalties, whether known or unknown, accrued or contingent, to the extent based upon, related to, or arising under or pursuant to any violation of Environmental Law, permits required under Environmental Law, or orders or agreements with any Governmental Entity under Environmental Laws.

“Equity Interests” means the Satlynx Shares, the Bowenvale Shares, the Star One Shares and the ORBCOMM Shares.

“Equity Interest Encumbrances” means, (i) with respect to Bowenvale, those Encumbrances imposed by the terms of the Bowenvale Shareholders Agreement and the organizational documents of Bowenvale made available by SES to the GE Entities, (ii) with respect to Star One, those imposed by the terms of the Star One Shareholders Agreement, and the organizational documents of Star One made available by SES to the GE Entities, and (iii) with respect to ORBCOMM Inc., those imposed by the terms of the ORBCOMM Lockup Agreement and the organizational documents of ORBCOMM filed by ORBCOMM with the SEC via EDGAR.

“Euro” or “EUR” or “€” means the unit of account of the European Union.

“Excluded Satlynx Shares” shall have the meaning assigned thereto in the Reorganization Plan.

“Extraordinary Corporate Transaction” means a sale, merger, tender offer or other extraordinary business combination transaction, the result of which is that (i) 30% or more of the shares of the capital stock of SES become beneficially owned or controlled, directly or indirectly, by a Person (or a group of Persons acting in concert) that does not beneficially own or control at least such percentage of shares as of the date hereof, or (ii) a Person (or group of Persons acting in concert), other than holders of Class B shares, directly or indirectly elects, designates, nominates, or becomes entitled to elect, designate or nominate at least 30% of the members of the board of directors of SES.

“FCC” means the Federal Communications Commission.

“FCC Rules” means, collectively, the Communications Act of 1934, as amended, or any successor statute, and the rules, regulations, orders and policies of the FCC promulgated thereunder.

“FDRs” mean the Fiduciary Depositary Receipts issued from time to time by Banque et Caisse d’Epargne de l’Etat and representing each a Class A Share.

“GE Entities” means CFE and GCEH.

“Government Contracts” shall mean, collectively, (i) all Contracts between any Transferred Entity on the one hand, and any Governmental Entity on the other hand, and (ii) all AMC-23 Contracts with a Governmental Entity, including in each case any Contract for the use of government-owned facilities. Government Contracts include, as appropriate, all bids and proposals submitted to any Governmental Entity by any Transferred Entity or, with respect to the AMC-23 Business, SES or any of its Affiliates that if accepted or awarded would result in a binding Government Contract.

“Government Subcontracts” shall mean, collectively, (i) all Contracts that are a subcontract between any Transferred Entity on the one hand, and any third party on the other hand, that relates, to the knowledge of SES, to a Contract between such third party and (a) any Governmental Entity or (b) another party where the ultimate contracting party is a Governmental Entity and (ii) all AMC-23 Contracts that are a subcontract with a third party relating, to the knowledge of SES, to a Contract between such third party and (c) any Governmental Entity or (d) another party where the ultimate contracting party is a Governmental Entity. Government Subcontract includes all bids and proposals submitted by SES or its Affiliates to any party that if accepted or awarded would result in a binding Government Subcontract.

“Governmental Damages” shall mean (i) any civil or criminal penalties or fines paid or payable to a Governmental Entity, (ii) any restitution paid to a third party, in each case set forth in the foregoing clauses (i) and (ii), resulting from the (x) conviction (including as a result of the entry of a guilty plea, a consent judgment or a plea of nolo contendere) of SES or any of its Affiliates of a crime or (y) settlement with a Governmental Entity for the purpose of closing a Governmental Investigation, or (iii) any injunctive relief or requirement to alter business practices.

“Governmental Entity” means any supranational, national, federal, state or local government, foreign or domestic, or the government of any political subdivision of any of the foregoing, or any entity, authority, agency, ministry or other similar body exercising executive, legislative, judicial, regulatory or administrative authority or functions of or pertaining to government, including any authority or other quasi-governmental entity established by a Governmental Entity to perform any of such functions.

“Governmental Investigation” shall mean an investigation by a Governmental Entity for the purpose of imposing criminal sanctions or civil penalties, fines or injunctions on SES or any of its Affiliates.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Insurance Policies” means, collectively, (i) the In-Orbit Insurance (as such term is defined in Section 6.11) and (ii) each third party insurance policy (other than relating to Company Benefit Plans), which, as of the date hereof or hereinafter until the Closing, is maintained by or on behalf of or provides coverage to Satlynx and its Subsidiaries.

“Investment Asset” shall have the meaning ascribed to such term in the Tax Matters Agreement.

“IFRS” means International Financial Reporting Standards.

“IRS” means the Internal Revenue Service of the United States of America.

“ITU” means the International Telecommunication Union.

“Judgment” means any judgment, order, decree, written agreement, or memorandum of understanding of or with any Governmental Entity.

“knowledge of SES” or “known to SES” shall mean actual knowledge after due inquiry of the persons identified on Schedule 1.1(b)(i); provided, however, that with respect to any representation or warranty related to Star One and AsiaSat (i) “knowledge of SES” or “known to SES” shall mean actual knowledge of the persons identified on Schedule 1.1(b)(ii) without any implication of verification or investigation concerning such knowledge and (ii) no implications may be drawn from the extent of the representations and warranties concerning such entities that such persons actually have any knowledge as to the matters contained in such representations.

“Laws” means all laws, constitutions, statutes, codes, rules, regulations, ordinances, executive orders, decrees or edicts by a Governmental Entity having the force of law.

“Leuk” means SES International Teleport (Switzerland) AG, a company formed and existing under the laws of Switzerland.

“Leuk Financial Statements” means (i) the balance sheet of Leuk as of December 31, 2004 and December 31, 2005 and the related statement of income of Leuk for the fiscal year ended on each such date (audited by Ernst & Young), together with the notes thereto and (ii) draft management accounts as of December 31, 2006 that include the balance sheet of Leuk as of December 31, 2006 and the related statement of income for the fiscal year ended on such date; and the balance sheets included in the Leuk Financial Statements shall be referred to in this Agreement as the “Leuk Balance Sheets”.

“Liabilities” means any and all debts, liabilities, commitments and obligations, whether or not fixed, contingent or absolute, matured or unmatured, direct or indirect, liquidated or unliquidated, accrued or unaccrued, known or unknown, whether or not required by applicable accounting standards to be reflected in financial statements or disclosed in the notes thereto.

“Non-Investment Asset” shall have the meaning ascribed to such term in the Tax Matters Agreement.

“Operating Transponder” means a transponder that has not experienced a Transponder Unit Failure.

“ORBCOMM Lockup Agreement” means the Lockup Agreement dated June 23, 2006 by and between UBS Securities LLC and SES Global Participations.

“ORBCOMM Shares” mean 2,000,001 shares of ORBCOMM Inc., a Delaware corporation.

“Ordinary Course of Business” means, with respect to any of the Transferred Businesses, actions that (a) are consistent with the past practices of such Transferred Business within the preceding twenty-four months or (b) are similar in nature, style and magnitude to actions customarily taken in the ordinary course of the normal day-to-day operations of such Transferred Business.

“Permit” means any permit, registration, certificate, franchise, approval, identification number, license or other authorization or filing.

“Permitted Encumbrances” means (a) Encumbrances for Taxes or other assessments or charges by Governmental Entities that arise by operation of Law and are not yet due and payable, or that are being contested in good faith by appropriate proceedings; (b) mechanics’, carriers’, workers’, materialmen’s, warehousemen’s and similar liens arising or incurred in the Ordinary Course of Business relating to obligations as to which there is no default on the part of SES or any of its Affiliates for a period greater than 30 days or the amount of which is being contested in good faith by appropriate proceedings; (c) Encumbrances not material to the utility or value of the property or asset so encumbered; and (d) Encumbrances disclosed in Schedule 1.1(c).

“Person” or “person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust or joint venture, or a Governmental Entity.

“Private Letter Ruling” shall have the meaning ascribed to such term in the Tax Matters Agreement.

“Reference Amount” means EUR 12.00 (the “Base Reference Amount”); provided, however, that if (i) prior to obtaining the Required Resolutions from SES shareholders, an Extraordinary Corporate Transaction is announced (the date of such announcement is referred to as the “Announcement Date”), and (ii) the average (arithmetic mean) of the closing trading prices of one FDR on the Euronext Paris Exchange for the five (5) consecutive trading days following such announcement, less a 6% discount (the “Modified Reference Amount”), is at least 10% higher than the average (arithmetic mean) of the closing trading prices of one FDR on the Euronext Paris Exchange for the five (5) consecutive trading days ending on the twentieth Business Day before the Announcement Date, less a 6% discount (the “Pre-Announcement Price”), the term “Reference Amount” shall mean an amount equal to (i) the Base Reference Amount plus (ii) the excess of the Modified Reference Amount over the Pre-Announcement Price.

“Satlynx” means SES Managed Services S.A., a société anonyme organized and existing under the laws of the Grand Duchy of Luxembourg.

“Satlynx Financial Statements” means (i) the consolidated balance sheet of Satlynx (or its predecessor entity) and its Subsidiaries as of December 31, 2004 and December 31, 2005 and the related consolidated statement of profit and loss account for the fiscal year ended on each such date (audited by Ernst & Young), together with notes thereto and (ii) draft management accounts as of December 31, 2006 that include the consolidated balance sheet of Satlynx and its Subsidiaries as of December 31, 2006 and the related consolidated statement of profit and loss account for the fiscal year ended on such date; and the balance sheets included in the Satlynx Financial Statements shall be referred to in this Agreement as the “Satlynx Balance Sheets”.

“Satlynx Shares” means the shares of Satlynx directly or indirectly held by SES as of the Closing Date.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“SES Entities” means, collectively, (i) Satlynx and each of its Subsidiaries, (ii) each Affiliate of SES that owns of record any Equity Interest and (iii) each SES Affiliate (other than Splitco) which holds an AMC-23 Transferred Asset or AMC-23 Assumed Liability, in each case, as of the date hereof or any time prior to the Closing.

“SES Financial Advisor” shall mean Dresdner Kleinwort or another leading international investment bank or other financial advisor reasonably approved by GCEH.

“SES Financial Advisor Letter” shall mean the letter attached hereto as Exhibit A.

“SES Material Adverse Effect” means any change, effect, event or circumstance that is materially adverse to (i) the business, assets, properties, results of operations or condition (financial or otherwise) of Splitco, taken as a whole, assuming for purposes of this clause (i) that the transfer to Splitco of the AMC-23 Transferred Assets, AMC-23 Assumed Liabilities , any Non-Investment Asset to be transferred at Closing under Section 3.10 and Equity Interests has been completed as set forth in Article 3 of this Agreement, (ii) the ability of SES and its Affiliates to perform their respective obligations under this Agreement and the Ancillary Agreements substantially as contemplated hereby and thereby, or (iii) the ability of the parties to consummate the transactions contemplated hereby and thereby (including obtaining any necessary consents or authorizations), except with respect to clause (i) above for any change, effect, event or circumstance directly relating to (A) a general downturn in the economies of the countries of the European Union, in the aggregate, or the United States or securities markets in general, or in any region, in each case to the extent not disproportionately affecting any Transferred Business, AsiaSat or Star One, (B) the industries in which any of the Transferred Businesses, AsiaSat or Star One operate and not disproportionately affecting the Transferred Businesses, AsiaSat or Star One, (C) the public announcement of this Agreement or the transactions contemplated hereby or compliance by the parties with their obligations set forth herein (other than the obligations set forth in the first sentence of Section 6.4(a)), (D) any changes in applicable Law (except to the extent such change has a materially disproportionate effect on the Transferred Businesses, AsiaSat or Star One as compared to other Persons in the industry in which such Persons operate and which have comparable lines of business), (E) any changes in IFRS or other applicable accounting standards, or (F) acts of war (whether or not declared), sabotage, terrorism, military actions or the escalation thereof not disproportionately affecting the Transferred Businesses, AsiaSat or Star One; provided, however, that any Transponder Unit Failure that constitutes, individually or in the aggregate with other Transponder Unit Failures, an AMC-23 Loss, shall be deemed to be, in and of itself, an SES Material Adverse Effect.

“SES Shares” means, collectively, all shares of capital stock of SES.

“SOS Agreement” means the Satellite Operational Services for the AMC-23 Satellite agreement in substantially the form attached as Exhibit E hereto.

“Splitco” means SES International Holdings Inc., a Delaware corporation.

“Splitco Common Stock” means the common stock, par value $0.01 per share, of Splitco.

“Splitco Shares” means all of the issued and outstanding shares of Splitco Common Stock.

“Star One” means Star One S.A., a company incorporated in Brazil.

“Star One Financial Statements” means (i) the balance sheets of Star One as of December 31, 2004 and December 31, 2005, and the related statement of income, changes in shareholders’ equity and changes in financial position for the fiscal year ended on each such date (audited by Ernst & Young), together with footnotes thereto and (ii) the unaudited balance sheet of Star One as of December 31, 2006, and the related income statement for the fiscal year ended on such date; and the balance sheets included in the Star One Financial Statements shall be referred to in this Agreement as the “Star One Balance Sheets”.

“Star One Shareholders Agreement” means the Shareholders’ Agreement by and among Star One, SES and Embratel dated October 30, 2000, as amended by the First Amendment of the Shareholders’ Agreement dated December 28, 2001.

“Star One Shares” means the shares of Star One held directly or indirectly by SES, being 20,989,500 shares.

“Stated Satellite Operational Capability” means, for the AMC-23 Satellite, as measured from any date, the product of (i) the number of Operating Transponders on such satellite, and (ii) the number of remaining 30-day periods from such date until the end of the expected life of such satellite as at such date.

“Subsidiaries” of any entity means, at any date, any Person of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests or more than 50% of the profits or losses of which are, as of such date, owned, controlled or held by the applicable entity or one or more Subsidiaries of such entity.

“Tax” shall have the meaning ascribed to such term in the Tax Matters Agreement.

“Tax Matters Agreement” means the Tax Matters Agreement, by and among SES, Parent, CFE and GCEH dated as of the date hereof.

“Tax Opinions” shall have the meaning ascribed to such term in the Tax Matters Agreement.

“TMA Officers’ Certificates” shall mean the “SES Officer’s Certificate”, as such term is defined in the Tax Matters Agreement, and the Certificate delivered pursuant to Section 3.12 of the Tax Matters Agreement.

“Transferred Businesses” means (i) the AMC-23 Business and (ii) the business conducted by Satlynx and its Subsidiaries.

“Transferred Employees” means, collectively, (i) all current or former employees, directors and officers of Satlynx and its Subsidiaries and employees and officers hired in the ordinary course after the date hereof and (ii) with respect to the AMC-23 Business the individuals listed on Schedule 1.1(d).

“Transferred Entities” means, collectively, Splitco, Satlynx and any Subsidiary of Satlynx.

“Transition Services Agreement” means the Transition Services Agreement in substantially the form attached as Exhibit C hereto.

“Transponder Sale Agreement” means one or more Transponder Sale Agreements of any Non-Investment Assets to be transferred to Splitco in accordance with Section 3.10(d) having terms that shall be consistent with the terms set out in the Transponder Sale Terms attached hereto as Exhibit B.

“Transponder Unit Failure” means the failure of a transponder to meet applicable performance specifications such that, after use of all available redundancy and spare components, it is demonstrated that the transponder cannot be used for its intended commercial communications purposes.

“Valuation Firms” means Morgan Stanley and Near Earth LLC or another nationally recognized valuation firm engaged by the GE Entities and reasonably acceptable to SES.

Section 1.2 Terms Defined in Other Sections.

The following terms are defined elsewhere in this Agreement in the following Sections:

Defined Term	Reference
2007 Agreements	Section 11.7
Acquired Business	Section 6.16(b)
Agenda	Section 6.1
Agreement	Preamble
AMC-23 Assumed Liabilities	Section 3.4
AMC-23 Balance Sheet	Section 4.12(c)
AMC-23 Business Intellectual Property	Section 3.2(d)
AMC-23 Business Permits	Section 3.2(g)
AMC-23 Construction Contract	Section 3.2(j)
AMC-23 Contracts	Section 3.2(b)
AMC-23 Employees	Section 6.22(a)
AMC-23 Insurance Policy	Section 4.19
AMC-23 Leased Property	Section 4.14
AMC-23 Major Supplier	Section 4.23(c)
AMC-23 Material IP	Section 4.16(b)
AMC-23 Owned Property	Section 4.14
AMC-23 Property	Section 4.14
AMC-23 Real Property	Section 3.2(e)
AMC-23 Registered IP	Section 4.16(a)
AMC-23 Transferred Assets	Section 3.2
Americom	Section 6.24
ANATEL	Section 8.1(b)(vii)
ANATEL Condition	Section 8.1(b)(vii)
Annual Fee	Section 3.10(c)
AsiaSat Contracts	Section 4.17(e)

AsiaSat Filings	Section 4.26(a)
Astra	Section 3.3(c)
Business Asset	Section 3.9
Business Records	Section 6.12(b)
Capital Expenditure Plan	Section 6.4(b)(iv)
Capital Reduction Required Resolutions	Section 4.2(c)
Capital Reduction Required Vote	Section 4.2(c)
CFE	Preamble
Closing	Section 2.2
Closing Date	Section 2.2
Communications Permits	Section 4.18(a)
Companies’ Act	Section 4.2(c)
Company Benefit Plans	Section 4.20(a)
Company Contracts	Section 4.17(c)
Company Guarantees	Section 6.27(a)
Company Registered IP	Section 4.16(a)
Conditions Satisfaction Date	Section 2.2
Construction Contract	Section 6.30(c)
Covered Business	Section 6.16(b)
Credit	Section 3.10(b)(ii)
Designated Contracts	Section 4.17(g)
Designated Customers	Section 6.17
Designated Satellites	Section 6.17
Designated Satlynx Customers	Section 6.16(a)
Designated Transponder	Section 3.10(d)
Designated Transponder Agreement	Section 3.19(b)
Disclosed X Financial Statements	Section 4.12(a)
Disclosure Schedules	Article 4
Discrete Paths	Section 6.11(c)
Dividend Amount	Section 6.31(b)
DOJ	Section 6.7(a)
Draft Reports	Section 6.13
Draft Resolutions	Section 6.1
EGM	Section 4.2(c)
Embratel Letter	Section 3.11(e)
Encryption Agreement	Section 6.30(d)
Environmental Laws	Section 4.21
Escrow Agent	Section 3.11(a)
Escrow Agreement	Section 3.11(a)
Excess Amount	Section 3.11(b)
Excluded Assets	Section 3.3
Excluded Liabilities	Section 3.5
Export Control Requirements	Section 4.9(a)(i)
FCC Consent Application	Section 6.7(a)
FCPA	Section 4.9(a)(i)
Final Reports	Section 6.13

FTC	Section 6.7(a)
GCEH	Preamble
GE Indemnified Party	Section 10.7
GE Indemnitees	Section 10.2(a)
GE Material Adverse Effect	Section 5.1
Governmental Approvals	Section 6.7(a)
Ground Stations	Section 4.15(a)
Health Status Reports	Section 4.15(b)
herein, hereto, hereof	Section 1.3
HSR Filing	Section 6.7(a)
Improper Payment Laws	Section 4.9(a)(i)
including	Section 1.3
including without limitation	Section 1.3
indemnified party	Section 10.6(a)
Initial Workforce Reduction	Section 6.19(c)
In-Orbit Insurance	Section 6.11(a)
Intellectual Property	Section 4.16(c)
Intercompany Arrangement	Section 4.11
Intercompany Netting	Section 6.9(a)
ITAR	Section 6.7(d)
ITAR Authority	Section 6.7(d)
Leuk Workforce Reduction	Section 6.19(a)
Losses	Section 10.2(a)
Major Customer	Section 4.23(a)
Major Supplier	Section 4.23(b)
Material AsiaSat Permits	Section 4.18(f)
Material Backlog Contracts	Section 4.17(f)
Material Company Permits	Section 4.18(a)
Material Star One Permits	Section 4.18(e)
Names	Section 6.28
ND Satcom	Section 6.16(d)
New Skies	Section 6.16(d)
New Skies Agreement	Section 6.24(b)
New Transponder Service Agreements	Section 3.10(b)
Non U.S. Governmental Approvals	Section 6.7(a)
Nonassignable Assets	Section 3.6(b)
Ordinary Course of Business	Section 1.1
Parent	Preamble
Permit	Section 1.1
Permitted Encumbrances	Section 1.1
Person or person	Section 1.1
pollutant	Section 4.21
POS	Section 3.10(c)
Potential Contributor	Section 10.7
Privitization	Section 8.1(b)(iv)
Proceeding	Section 4.18(a)

Projected EOL Date	Section 3.10(c)
Proposed Headcount Number	Section 6.19(a)
Records	Section 6.12(b)
Redemption	Section 2.1
Redemption Required Resolutions	Section 4.2(c)
Redemption Required Vote	Section 4.2(c)
Release	Section 4.21
Reorganization	Section 3.7
Reorganization Plan	Section 3.7
Required Antitrust Filing	Section 8.1(b)(iii)
Required Resolutions	Section 4.2(c)
Required Vote	Section 4.2(c)
Reserves Funding	Section 6.9(b)
Satellite Data	Section 4.15(b)
Satlynx Leased Property	Section 4.14
Satlynx Material IP	Section 4.16(a)
Satlynx Owned Property	Section 4.14
Satlynx Property	Section 4.14
Satlynx Registered IP	Section 4.16(a)
Section 3.11 Escrow Amount	Section 3.11(a)
Section 3.11 Escrow Fund	Section 3.11(a)
Section 3.11 Payment Trigger	Section 3.11(b)
Section 6.31 Escrow Amount	Section 6.31(a)
Section 6.31 Escrow Fund	Section 6.31(b)
Service	Section 3.10(b)(ii)
SES	Preamble
SES Indemnitees	Section 10.3(a)
SOS	Section 3.10(c)
SOS Acceleration Election	Section 3.10(a)
Star One Closing	Section 6.31(b)
Star One Closing Date	Section 6.31(b)
Star One Contracts	Section 4.17(d)
Star One Payment Amount	Section 3.11(b)
Star One ROFR	Section 4.6(e)
State	Section 6.7(d)
Statuts	Section 4.1(b)
Swiss Tax Ruling	Section 6.19(b)
Target	Section 6.16(b)
Target Covered Business	Section 6.16(b)
Termination Date	Section 9.1(b)
Third Party Claim	Section 10.6(a)
Tranponder Assignment Agreement	Section 3.10(b)(i)
Transfer	Section 6.6(e)
Transponder Prepayment Election	Section 3.10(a)
Transponder Sale Election	Section 3.10(a)
Valuation Conclusions	Section 8.2(g)
Voting Debt	Section 4.6(e)
X Assets	Section 6.4(b)(i)

Section 1.3 Interpretation.

Unless otherwise indicated to the contrary in this Agreement by the context or use thereof, (a) the words, “herein”, “hereto”, “hereof” and words of similar import refer to this Agreement as a whole and not to any particular Section or paragraph hereof; (b) references in this Agreement to Sections, Articles or paragraphs refer to section, articles or paragraphs of this Agreement, (c) words importing the masculine gender shall also include the feminine and neutral genders, and vice versa; (d) words importing the singular shall also include the plural, and vice versa; (e) the word “including” means “including without limitation”; (f) limitations stated in one currency apply also to the equivalent amount in another currency; and (g) the transactions contemplated by this Agreement include, for the avoidance of doubt, the Reorganization.

ARTICLE 2.

REDEMPTION OF STOCK

Section 2.1 Redemption of Stock.

Upon the terms and subject to the conditions of this Agreement, at the Closing, the parties shall effect the following transactions (collectively, the “Redemption”): (a) SES shall assign, transfer, convey and deliver to the GE Entities and the GE Entities shall accept and acquire from SES, each in proportion to their holdings of Class C Shares, all of the Splitco Shares (free and clear of all Encumbrances) as consideration in kind for the redemption by SES of the Class C Shares, and (b) each of the GE Entities shall assign, transfer, convey and deliver to SES, and SES shall accept and acquire by redemption from each of the GE Entities, the one hundred and three million, one hundred and forty-nine thousand, nine hundred (103,149,900) Class C Shares (free and clear of all Encumbrances) against transfer of the Splitco Shares as consideration in kind for such redemption.

Section 2.2 Closing.

The closing of the Redemption (the “Closing”) shall take place at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, NY 10153 at 10:00 a.m. on the fifth Business Day following the Conditions Satisfaction Date (as defined below), or at such other time and place as is mutually agreed in writing by SES and the GE Entities. The date the Closing actually occurs is referred to herein as the “Closing Date”. For purposes of this Agreement, the “Conditions Satisfaction Date” shall be the date on which the last of the unsatisfied or unwaived conditions set forth in Article 8 has been satisfied or waived (other than those conditions contemplated to be satisfied at, or only capable of being satisfied at, the Closing, but subject to the satisfaction or waiver of those conditions).

Section 2.3 SES’s Deliveries at the Closing.

At the Closing, SES shall deliver or cause to be delivered to the GE Entities the following:

(a) stock certificates in denominations designated by the GE Entities in writing not less than three (3) Business Days prior to the Closing Date, together with stock powers executed in blank or other duly executed instruments of transfer, representing all of the issued and outstanding capital stock of Splitco;

(b) stock certificates, together with stock powers or other duly executed instruments of transfer, evidencing the transfer of all of the Equity Interests (other than the Excluded Satlynx Shares) to Splitco;

(c) evidence reasonably satisfactory to the GE Entities of the possession by Splitco of the Cash Amount which is held in a reputable international financial institution (which has been reasonably approved by the GE Entities) in freely available Euros;

(d) the stock books, stock ledgers and minute books of Splitco and comparable documentation with respect to Satlynx;

(e) certified copies of resolutions, duly adopted by the board of directors (or a committee duly appointed thereby with full authority to act on behalf of SES with respect to such matter) of SES, Splitco and the Affiliates of SES who are to be parties to the Ancillary Agreements, respectively, which shall be in full force and effect at the time of the Closing authorizing the execution, delivery and performance by SES, Splitco and such SES Affiliates, respectively, of this Agreement and the applicable Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby;

(f) a certificate of the Chief Financial Officer or Treasurer of SES pursuant to Sections 8.2(a) and 8.2(b) hereof;

(g) each of the Ancillary Agreements, executed by SES and/or its respective Affiliates, as the case may be;

(h) letters of resignation, dated as of the Closing Date, from each of the directors and officers of Splitco resigning from any position held by such individual with Splitco and terminating any authorization such individual may have in respect of bank accounts, fiduciary accounts, lock-boxes, safe deposit boxes or other similar accounts of Splitco;

(i) a general release and discharge from SES, on behalf of itself and its Affiliates, in form and substance reasonably satisfactory to the GE Entities, releasing and discharging Splitco and the Transferred Entities from any and all Liabilities in connection with or arising out of any act or omission of Splitco or the Transferred Entities or any of their respective officers, directors, employees or agents, in such capacity, at or prior to the Closing, except (i) with respect to any Intercompany Arrangement that is set forth on Schedule 2.3(i) hereto and (ii) to the extent such Liabilities are expressly contemplated to be retained or assumed by Splitco pursuant to this Agreement or any of the Ancillary Agreements or arise out of this Agreement or any of the Ancillary Agreements;

(j) copies of letters of resignation, dated as of the Closing Date, from any nominee of SES or its Affiliates to the board of directors of Satlynx, Bowenvale, Star One, ORBCOMM and any of their Subsidiaries;

(k) an instrument in form and substance reasonably satisfactory to the GE Entities terminating the Intercompany Arrangements other than those set forth on Schedule 2.3 (i) hereto;

(l) all documents required pursuant to the Tax Matters Agreement;

(m) a document reasonably satisfactory to the GE Entities evidencing the assignment of the AMC-23 FCC license to Splitco;

(n) either the Forward Contract or the Call Option Contract, as the case may be, under Section E.1(h) of the Reorganization Plan; and

(o) such other documents as are reasonably required by either of the GE Entities to be delivered to effectuate the transactions contemplated hereby.

Section 2.4 GE Entities Deliveries at the Closing.

At the Closing, the GE Entities shall deliver or cause to be delivered to SES the following:

(a) the confirmation certificate originally issued by SES relating to the registration of the GE Entities as owners of the Class C Shares together with a mandate to the board of directors of SES to delete the GE Entities as owners of the Class C Shares in SES’s shareholders’ register and to inscribe SES as the owner of such shares;

(b) certified copies of resolutions, duly adopted by the board of directors of each of the GE Entities and Parent, which shall be in full force and effect at the time of the Closing, authorizing the execution and delivery and performance by each of the GE Entities and Parent of this Agreement and the applicable Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby;

(c) each of the Ancillary Agreements to which any of the GE Entities or their Affiliates is a party, executed by them;

(d) a certificate of the Chief Financial Officer, Manager or Treasurer of each of the GE Entities pursuant to Sections 8.3(a) and 8.3(b) hereof;

(e) letters of resignation, dated as of the Closing Date, from each of Charles Alexander and John Connelly, or any successor thereof, as a member of the board of directors of SES;

(f) lock-up agreement substantially in the form attached to Schedule 2.4(f);

(g) copies of all Transponder Assignment Agreements required under Section 3.10(b)(i)(z) and Section 3.10(d), in each case in form and substance reasonably acceptable to SES;

(h) such other documents as are reasonably required by SES to be delivered to effectuate the transactions contemplated hereby.

Each document of transfer or assumption referred to in this Article 2 (or in any related definition set forth in Article 1) that is not attached as an Exhibit to this Agreement or is not otherwise an Ancillary Agreement shall be in customary form and shall be reasonably satisfactory in form and substance to the parties thereto, but shall contain no representations, warranties, covenants and agreements other than those specifically contemplated by this Agreement.

ARTICLE 3.

REORGANIZATION

Section 3.1 Transfer of Equity Interests and Cash Amount.

At or prior to the Closing, SES shall, or shall cause its Affiliates to, assign, transfer, convey and deliver to Splitco, and SES shall cause Splitco to acquire and accept, (i) all of SES’s or its appropriate Affiliates’ right, title and interest in, to and under the Equity Interests, other than the Excluded Satlynx Shares, free and clear of all Encumbrances, except for the Equity Interest Encumbrances, and (ii) the Cash Amount, free and clear of all Encumbrances.

Section 3.2 Transfer of AMC-23 Assets.

At or prior to the Closing, SES shall, or shall cause its Affiliates to, assign, transfer, convey and deliver to Splitco all of SES’s and any of its Affiliates’ right, title and interest as of the Closing Date in, to and under the AMC-23 Transferred Assets free and clear of all Encumbrances except for Permitted Encumbrances, and SES shall cause Splitco to acquire and accept the AMC-23 Transferred Assets and assume the AMC-23 Assumed Liabilities. “AMC-23 Transferred Assets” shall mean all of the business, assets, properties, contractual rights, goodwill, going concern value, rights and claims, wherever located and of whatever kind and nature, real or personal, tangible or intangible, used or held for use exclusively for the AMC-23 Business (in each case other than the Excluded Assets), including, without limitation, the assets, properties and rights referred to below:

(a) subject to Section 6.7(d), the AMC-23 Satellite;

(b) subject to Section 6.30(c), all Contracts (or portions thereof) to which SES or any of its Affiliates is a party or by which SES or any of its Affiliates is bound that arise exclusively out of the operation of the AMC-23 Business, being the In-Orbit Insurance and all contracts and agreements listed in Schedule 3.2(b) (collectively, the “AMC-23 Contracts”);

(c) all rights under non-disclosure or confidentiality, non-compete, or non-solicitation agreements with the individuals listed on Schedule 1.1(d);

(d) all Intellectual Property owned by SES or any of its Affiliates that is used or held for use exclusively in the AMC-23 Business and which is set forth in Schedule 3.2(d) (the “AMC-23 Business Intellectual Property”);

(e) the real property, leaseholds and other interests in real property owned or leased by SES or any of its Affiliates and used or held for use exclusively in the AMC-23 Business, as listed in Schedule 3.2(e), together in each case with SES’s and its Affiliates’ right, title and interest in and to all structures, facilities or improvements currently or as of the Closing Date located thereon and all easements, licenses, rights and appurtenances relating to the foregoing (the “AMC-23 Real Property”);

(f) all machinery, equipment, furniture, furnishings, parts, spare parts, supplies, vehicles and other tangible personal property owned by SES or any of its Affiliates and used or held for use exclusively in the AMC-23 Business, being those listed on Schedule 3.2(f);

(g) the right to use the 172° East Longitude orbital position and, to the extent assignable, all other Permits used or held for use exclusively in the AMC-23 Business and listed on Schedule 3.2(g) (the “AMC-23 Business Permits”);

(h) all Documents, or portions thereof, owned by SES or any of its Affiliates that are related exclusively to the AMC-23 Business;

(i) all credits, letters of credit, advances, prepaid charges and expenses (including prepaid rent), customer deposits, prepaid royalties and security deposits to the extent relating exclusively to the AMC-23 Business;

(j) all rights to causes of action, lawsuits, judgments, claims and demands of any nature in favor of SES or any of its Affiliates to the extent arising from the Contract for the Construction of AMC-23 and Options, dated November 1, 2003, between WorldSat, LLC and SES Americom, Inc., on the one hand, and Alcatel Space, on the other hand (the “AMC-23 Construction Contract”), including all rights under or pursuant to all guarantees, representations, warranties, indemnities and similar rights thereunder in favor of SES or any of its Affiliates; and

(k) all goodwill and other intangible assets associated with the AMC-23 Business, including goodwill associated with the AMC-23 Business Intellectual Property.

Section 3.3 AMC-23 Excluded Assets.

Notwithstanding anything contained in Section 3.2 to the contrary, SES and its Affiliates shall not transfer to Splitco any assets other than the Equity Interests, the Cash Amount and those assets listed or described in Section 3.2, and without limiting the generality of the foregoing, the term “AMC-23 Transferred Assets” shall expressly exclude the following assets of SES and its Affiliates (other than the Transferred Entities), all of which shall not be transferred to Splitco and shall instead be retained by SES and its Affiliates (collectively, the “Excluded Assets”);

(a) all of SES’s and its Affiliates’ (other than the Transferred Entities’) cash and cash equivalents;

(b) SES’s and its Affiliates’ (other than the Transferred Entities’) corporate books and records of internal corporate proceedings, tax records, work papers and books and records that SES and its Affiliates are required by Law to retain; provided, however, that the GE Entities shall have the right to make copies of any portions of such retained books and records to the extent they relate to the AMC-23 Business or any of the AMC-23 Transferred Assets;

(c) all Intellectual Property owned or licensed by SES or its Affiliates (other than the AMC-23 Business Intellectual Property and Intellectual Property owned by the Transferred Entities), including without limitation all rights in the following names and marks and any variation or derivation thereof: “SES”, “SES Global”, “Americom”, “Astra” and “New Skies”;

(d) all of SES’s and its Affiliates’ (other than the Transferred Entities’) bank accounts;

(e) all accounting records (including records relating to Taxes) and internal reports relating to the business activities of SES and its Affiliates (other than the Transferred Entities) that are not AMC-23 Transferred Assets;

(f) all rights to causes of action, lawsuits, judgments, claims and demands of any nature in favor of SES or any of its Affiliates (other than the Transferred Entities), except to the extent relating to or arising under the AMC-23 Construction Contract, with respect to pre-Closing periods, including all rights under or pursuant to all guarantees, representations, warranties, indemnities and similar rights in favor of SES or any of its Affiliates including those made by suppliers, manufacturers and contractors with respect to pre-Closing periods;

(g) all accounts receivable, notes receivable and other receivables due to SES or any of its Affiliates (other than the Transferred Entities) as of the Closing Date to the extent that they relate to the operation of the AMC-23 Business prior the Closing Date, together with any unpaid interest or fees accrued thereon or other amounts due with respect thereto;

(h) any insurance policies and rights, claims or causes of action thereunder, other than the In-Orbit Insurance (except as provided in Section 3.9 hereof);

(i) any assets relating to any Company Benefit Plan (other than those of Satlynx and its Subsidiaries);

(j) all real property, leaseholds and other interests in real property owned or leased by SES or any of its Affiliates (other than the Transferred Entities), except as listed in Schedule 3.2(e), together in each case with SES’s and its Affiliates’ right, title and interest in and to all structures, facilities or improvements currently or as of the Closing Date located thereon and all easements, licenses, rights and appurtenances relating to the foregoing;

(k) (i) all machinery, equipment, furniture, furnishings, parts, spare parts, supplies, vehicles and other tangible personal property owned by SES or any of its Affiliates (other than the Transferred Entities), except for those listed on Schedule 3.2(f) and (ii) the assets set forth in Schedule 3.3(k);

(l) all rights, claims and causes of action relating to any Excluded Asset or any Excluded Liability; and

(m) all rights of SES under this Agreement and the Ancillary Agreements.

Section 3.4 AMC-23 Assumed Liabilities.

In connection with the Reorganization pursuant to this Agreement, at or prior to the Closing Date Splitco shall assume and thereafter pay, discharge, perform or otherwise satisfy the following liabilities and obligations of SES and its Affiliates (other than Satlynx and its Subsidiaries) relating to the AMC-23 Business (the “AMC-23 Assumed Liabilities”):

(a) all Liabilities accruing, arising out of or relating to the conduct or operation of the AMC-23 Business or the ownership or use of the AMC-23 Transferred Assets from and after the Closing Date;

(b) all Liabilities of SES and its Affiliates under any Contracts and Permits that are AMC-23 Transferred Assets, in each case to the extent they are to be performed after, or to the extent in respect of periods following, the Closing Date; and

(c) all Liabilities assumed by the GE Entities pursuant to Section 6.22.

Section 3.5 AMC-23 Excluded Liabilities.

Notwithstanding any other provision of this Agreement to the contrary, Splitco shall not assume or be liable for and SES and/or its Affiliates (other than any Transferred Entity) shall pay, perform or otherwise satisfy, all Liabilities of SES and any of its Affiliates arising out of, relating to or otherwise in respect of the AMC-23 Business on or before the Closing Date and all Liabilities of the AMC-23 Business other than the AMC-23 Assumed Liabilities (the “Excluded Liabilities”), including the following:

(a) any indebtedness for borrowed money or guarantees thereof outstanding as of the Closing Date;

(b) any current accounts payable or accrued expenses with respect to the AMC-23 Business incurred or accrued, in each case to the extent, and only to the extent, that they relate to periods prior to the Closing;

(c) all Liabilities in respect of any services performed by SES or any of its Affiliates in respect of the AMC-23 Business on or before the Closing Date;

(d) all Environmental Costs and Liabilities or other Liabilities, to the extent arising out of or otherwise related to the construction or launch of the AMC-23 Satellite;

(e) except to the extent specifically provided in Section 6.22, all Liabilities arising out of, relating to or with respect to (i) the employment or performance of services, or termination of employment or services by SES or any of its Affiliates of any individual on or before the Closing Date, (ii) workers’ compensation claims against SES or any of its Affiliates that relate to the period on or before the Closing Date, irrespective of whether such claims are made prior to or after the Closing or (iii) any Company Benefit Plan;

(f) Liabilities in respect of a breach by or default of SES or any of its Affiliates accruing under AMC-23 Contracts with respect to any period prior to Closing;

(g) all Liabilities in respect of any pending or threatened Proceeding, or any Liability arising out of, relating to or otherwise in respect of (i) the operation of the AMC-23 Business to the extent such Proceeding or Liability relates to such operation on or prior to the Closing Date, or (ii) any Excluded Asset;

(h) all Liabilities relating to any dispute with any client or customer of the AMC-23 Business existing as of the Closing or based upon, relating to or arising out of events, actions, or failures to act prior to the Closing; and

(i) all Liabilities relating to amounts required to be paid by SES or any of its Affiliates under this Agreement or any Ancillary Agreement.

Section 3.6 Consents to Certain AMC-23 Business Assignments.

(a) From time to time following the Closing, SES and the GE Entities shall, and shall cause their respective Affiliates to, execute, acknowledge and deliver all such further conveyances, notices, assumptions, releases and aquittances and such other instruments, and shall take such further actions, as may be necessary or appropriate to convey fully to the GE Entities and its respective successors or assigns, all of the properties, rights, titles, interests, estates, remedies, powers and privileges intended to be conveyed to Splitco under this Agreement and the Ancillary Agreements and to assure fully to SES and its Affiliates and their successors and assigns, the assumption of the liabilities and obligations intended to be assumed by Splitco under this Agreement and the Ancillary Agreements, and to otherwise make effective the transactions contemplated hereby and thereby.

(b) Notwithstanding anything in this Agreement or any Ancillary Agreement to the contrary, this Agreement and the Ancillary Agreements shall not constitute an agreement to transfer or assign any asset, Contract, Permit, claim or right or any benefit arising thereunder or resulting therefrom which by its terms or by Law is nonassignable without the consent of a third party or a Governmental Entity or is cancelable by a third party in the event of an assignment (“Nonassignable Assets”) unless and until such consent shall have been obtained. SES shall, and shall cause its Affiliates to, use its reasonable best efforts promptly to obtain any consents or waivers required to assign to Splitco any AMC-23 Transferred Asset that requires the consent of a third party, without any conditions to such transfer or changes or modifications of terms thereunder. Subject to compliance with the other terms of this Section 3.6, SES, on the one hand, and the GE Entities, on the other hand, agree that the other party shall not have any liability to such party arising out of or relating to the failure to obtain any such consent that may be required in connection with the transactions contemplated by this Agreement or the Ancillary Agreements or because of any circumstances resulting therefrom.

(c) To the extent permitted by applicable Law and such Contracts, in the event consents to the assignment thereof cannot be obtained prior to Closing and as a result thereof Splitco shall be prevented by such third party from receiving the rights and benefits with respect to such AMC-23 Transferred Asset intended to be transferred hereunder, such Nonassignable Assets shall be held, as of and from the Closing Date, by SES or the applicable Affiliate of SES in trust for Splitco and the covenants and obligations thereunder shall be performed by Splitco in SES’s or such Affiliate’s name and all benefits and Liabilities existing or arising thereunder and thereafter with respect thereto shall be for Splitco’s account. SES shall take or cause to be taken at the expense of Splitco such actions in its name or otherwise as Splitco may reasonably request so as to provide Splitco with the benefits of the Nonassignable Assets and to effect collection of money or other consideration that becomes due and payable under the Nonassignable Assets to the extent permitted by applicable Law and such Contracts. SES shall promptly pay, or cause to be paid, to Splitco when received all monies received by SES or its Affiliates under such AMC-23 Transferred Asset or any claim or right or any benefit arising thereunder and Splitco shall indemnify and promptly pay SES and/or its Affiliates for all liabilities of SES and its Affiliates associated with such AMC-23 Transferred Asset. As of and from the Closing Date, SES on behalf of itself and its Affiliates authorizes Splitco, to the extent permitted by applicable Law and the terms of the Nonassignable Assets, at Splitco’s expense, to perform all the obligations and receive all the benefits of SES or its Affiliates under the Nonassignable Assets and appoints Splitco its attorney-in-fact to act in its name on its behalf or in the name of the applicable Affiliate of SES and on such Affiliate’s behalf with respect thereto.

Section 3.7 Methodology.

The assignment, transfer, conveyance and delivery to Splitco of the Equity Interests, the Cash Amount, the AMC-23 Transferred Assets and any assets transferred pursuant to Section 3.10 and the assumption by Splitco of the AMC-23 Assumed Liabilities (collectively, the “Reorganization”) shall be effected in accordance with the reorganization plan set forth on Schedule 3.7 (the “Reorganization Plan”).

Section 3.8 Taxes.

For purposes of this Agreement, Taxes shall not be an AMC-23 Assumed Liability or Excluded Liability, and refunds or credits from Taxes shall not be an AMC-23 Transferred Asset or Excluded Asset. Liabilities, refunds and credits with respect to Taxes shall be governed by and allocated in accordance with the Tax Matters Agreement.

Section 3.9 Insurance.

(a) If any AMC-23 Transferred Asset or any asset owned by any Transferred Entity (a “Business Asset”) shall suffer any damage, destruction or loss after the date hereof, but before the Closing, and the AMC-23 Transferred Asset or Business Asset and the related casualty are covered by any third-party insurance policy maintained by SES or any of its Affiliates (but excluding, for the avoidance of doubt, those set forth on Schedule 3.9(a)) then SES shall inform the GE Entities and, if so requested by them, as soon as reasonably practicable repair, restore or replace such AMC-23 Transferred Asset or Business Asset, or if time does not permit such repairing, restoring or replacing, pay (in cash, if payment has been received, or, if not, assign the right to receive such payment) to Splitco at the Closing, the amount of the proceeds from such policy covering such damage, destruction or loss.

(b) If any AMC-23 Transferred Asset or Business Asset shall incur any Liability (other than an Excluded Liability) following the date hereof which arises out of or relates to actions or operations of the AMC-23 Transferred Asset or Business Asset prior to the Closing and for which SES or any of its Affiliates is entitled to receive reimbursement under any third-

party insurance policy (but excluding, for the avoidance of doubt, those set forth on Schedule 3.9(a)), SES shall promptly notify the GE Entities, and at the request of either of the GE Entities use its reasonable best efforts to pursue such claim or, at SES’s discretion, assign and transfer all right of recovery under such claim to Splitco as of Closing, if such claim is assignable and transferable, and pay to Splitco as of Closing any recoveries or other payments received by SES or any of its Affiliates from insurance companies to the extent related to the Liability (other than an Excluded Liability).

(c) In the event that between date of this Agreement and the Closing Date the AMC-23 Business shall suffer a Loss as a result of a downgrade or failure of the AMC-23 Satellite’s operational capabilities, then, shall the Closing occur, SES shall assign to Splitco as of the Closing all its rights under all self-insurance policies maintained by SES or any of its Affiliates with respect to the AMC-23 Satellite (including, for the avoidance of doubt, those set forth on Schedule 3.9(a)) to proceeds thereof, to the extent, but only to the extent that they relate to the casualty that gave rise to such Loss with respect to the AMC-23 Satellite; provided, however, that the provisions of this paragraph (c) shall not apply in the event that (i) an AMC-23 Loss shall occur prior to the Closing Date and (ii) the Closing shall occur. The provisions of this paragraph (c) shall constitute the GE Entities’ sole remedy against SES, its Affiliates and their respective successors with respect to any Loss related to the casualty that is covered by the rights under any such insurance policy that is so assigned, assuming SES has otherwise complied with this Agreement.

Section 3.10 Additional Non-Investment Assets.

(a) If necessary to ensure that the Valuation Conclusions can be reached, SES and the GE Entities shall work together to (i) select one or more of the transponder service agreements set forth on Schedule 3.10(a) for transfer to Splitco at or prior to Closing and prepayment, together with entry into a prepaid service agreement for the related transponder through the end of the predicted life of the relevant satellite as shown in Schedule A to Exhibit B (or, in the case of AMC-1, through the existing projected contract end date, also as shown in Schedule A to Exhibit B), in each case pursuant to the terms and conditions of paragraph (b) below (a “Transponder Prepayment Election”), (ii) elect to cause the prepayment of certain services under the SOS Agreement at or prior to Closing pursuant to paragraph (c) below (an “SOS Acceleration Election”), and/or (iii) select one or more of the transponders set forth on Schedule A to Exhibit B for transfer to Splitco at or prior to Closing pursuant to the terms and conditions of paragraph (d) below (a “Transponder Sale Election”), in each case as needed to allow the Valuation Conclusions to be reached.

(b) If the parties make a Transponder Prepayment Election, then with respect to each transponder service agreement that is so selected from Schedule 3.10(a) (each, a “Designated Transponder Service Agreement”):

(i)

at or prior to Closing (x) SES shall, or shall cause its appropriate Affiliate to, assign such Designated Transponder Service Agreement to Splitco, (y) SES shall cause Splitco to accept and assume all of SES’ or its appropriate Affiliate’s rights, title, interest, and obligations under such Designated Transponder Service Agreement and (z) the GE Entities shall use reasonable best efforts to cause the applicable “Customer” thereunder to consent, in form and substance reasonably acceptable to SES, to the assignment to and assumption by Splitco and release of SES and its Affiliates from all of their respective obligations from and after Closing (but not for any pre-Closing obligations) under such Designated Transponder Service Agreement as of the Closing (each, a “Transponder Assignment Agreement”), provided that no Designated Transponder Service Agreement shall be transferred under this paragraph (b) unless the GE Entities have obtained the corresponding Transponder Assignment Agreement;

(ii)	at or prior to Closing, SES shall cause one of its Affiliates and Splitco to enter into new transponder service agreements (each, a “New Transponder Service Agreement”), under which SES or such Affiliate shall be the “Service” provider and Splitco shall be the “Customer”, provided that such New Transponder Service Agreement shall be identical in all material respects to the corresponding Designated Transponder Service Agreement, except that (x) no monthly recurring charges shall be due to SES and its Affiliates under such New Transponder Agreement (all of which charges shall be deemed to have been prepaid at Closing), (y) the term thereof, except for the AMC-1 contracts, shall extend to the end of the predicted life of the relevant satellite as shown in Schedule A to Exhibit B and (z) in the event of the termination of such New Transponder Service Agreement prior to the end of the predicted life of the relevant satellite as shown in Schedule A to Exhibit B (or in the case of AMC-1, through the existing projected contract end date, also as shown in Schedule A to Exhibit B) or in any circumstance in which Splitco becomes entitled to a “Credit” under such New Transponder Service Agreement under the terms thereof, SES shall, or shall cause an Affiliate to, promptly refund to Splitco such amount as shall put SES or its appropriate Affiliate and Splitco in the same economic position applying a net present value rate at the applicable discount rate shown on Schedule A to Exhibit B in which they would have been had the monthly recurring charge not been prepaid at Closing, but rather had been paid in accordance with the payment provisions for monthly recurring charges that are set forth in the relevant New Transponder Service Agreement;

(iii)	the Cash Amount at Closing shall be reduced by the applicable amount set forth on Schedule A to Exhibit B as the “Present value total term”, subject to the adjustments shown in the footnotes to that Schedule, if applicable, with respect to the applicable Designated Transponder Service Agreements that are transferred to Splitco under this paragraph (b), with such amounts converted to Euros at the USD:EURO exchange rate prevailing at the time; and

(iv)	if the parties make a Transponder Prepayment Election as to one or more, but not all, of the transponders under a Designated Transponder Service Agreement, then the provisions set forth in clauses (i), (ii), and (iii) above shall be implemented by the parties on the basis of a partial assignment of the relevant Designated Transponder Service Agreement, with all associated rights and obligations stated above made applicable in context thereto.

(c) If the parties make an SOS Acceleration Election, then (i) at or prior to Closing SES shall, or shall cause its Affiliates to, accelerate the payment for “Annual Fee” for satellite operation services (“SOS”), payload operations services (“POS”) and NMS (as such term is defined in the SOS Agreement) through January 31, 2022 (the “Projected EOL Date”), all of which charges shall be deemed to have been prepaid at Closing, such that immediately following Closing no Annual Fee payments for SOS, POS and NMS shall be due to SES and its Affiliates thereunder for SOS, POS or NMS through the Projected EOL Date and (ii) the Cash Amount shall be reduced at Closing by the amount resulting from the net present value of all monthly fee payments for SOS, POS and NMS (as per the SOS agreement) through January 31, 2022, applying a discount rate of 5% per annum for the net present value calculation, with such amounts converted to Euros at the USD:EURO exchange rate prevailing at the time (so, for example, if the Closing occurs on May 1, 2007, the Cash Amount would be reduced by Euros 12,030,923 using an exchange rate of 1.3 USD: 1.0 EUR); provided, however, that: (i) in the event the SOS Agreement is terminated in whole or in part under the terms thereof prior to the end-of-life of the AMC-23 Satellite, SES shall, or shall cause an Affiliate to, refund to Splitco such amount as shall put SES or its appropriate Affiliate and Splitco in the same economic position applying a net present value rate of 5% per annum in which they would have been had the SOS, POS and NMS charges not been prepaid at Closing, but rather had been paid in accordance with the payment provisions of the SOS Agreement; (ii) in the event that the Annual Fee for SOS would be increased under Section 4.2(a) of the SOS Agreement, Splitco shall make such additional Annual Fee payments; and (iii) if SOS, POS and NMS services are provided after the Projected EOL Date, Splitco shall pay for such services in accordance with the SOS Agreement.

(d) If the parties make a Transponder Sale Election, then with respect to each transponder that is so selected (each, a “Designated Transponder”), (i) the parties shall enter into good faith negotiations regarding the pricing terms under which such Designated Transponder would be sold to Splitco, (ii) the parties shall use reasonable best efforts to promptly obtain any consent or authorization from, or make any filings with, any Governmental Authority necessary to effect the sale to of such Designated Transponders by SES and the GE Entities, (iii) the parties shall effect the sale of such Designated Transponders to Splitco at Closing pursuant to the relevant forms of Transponder Sale Agreement(s), (iv) the GE Entities shall use their reasonable best efforts to cause the applicable “Customer” under the Designated Transponder Contract relating to such Designated Transponder to execute and deliver a Transponder Assignment Agreement relating to such Designated Transponder Contract, provided that SES shall not be required to sell any Designated Transponder under this paragraph (d) with respect to which the GE Entities have not obtained such Transponder Assignment Agreement, and (v) the Cash Amount shall be reduced at Closing by the price, as agreed to by the parties pursuant to this paragraph, for the sale of such Designated Transponder; provided, however, that SES shall have no obligation to effect the sale to Splitco of a Designated Transponder under this paragraph (d) unless the parties agree the pricing terms under which such sale shall occur.

Section 3.11 Merger Payment.

(a) If, on the Closing Date, (i) Splitco will not hold 20.00% of the outstanding shares of Star One as of Closing (including as a result of the ANATEL Condition not being satisfied at the Closing Date), (ii) Embratel is unwilling to enter into a shareholders agreement with Splitco as of Closing acceptable to the GE Entities or (iii) after giving effect to the transfer of the Star One Shares to Splitco (including any additional shares of Star One to be held by Splitco as of the Closing), the Star One Shares (and such additional shares) would be considered by the IRS to be an Investment Asset, SES shall pay at Closing to an escrow agent mutually agreed to by SES and the GE Entities (the “Escrow Agent”) an amount equal to fifteen million Euros (€15,000,000) in immediately available funds (the “Section 3.11 Escrow Amount”) to be held in escrow in accordance with the terms of this Agreement and an escrow agreement, by and among SES, Splitco and the Escrow Agent in a form to be agreed between the parties thereto and the GE Entities (the “Escrow Agreement”). The Section 3.11 Escrow Amount, together with any interest accrued thereon, is referred to as the “Section 3.11 Escrow Fund”. The Escrow Agreement shall also govern the disposition of the Section 6.31 Escrow Fund under Section 6.31.

(b) The Escrow Agreement shall provide that, in the event that within twelve months from the Closing Date, Star One is merged or consolidated with Embratel or all of the Shares (as such term is defined in the Embratel Letter) are purchased pursuant to paragraph eleven of the Embratel Letter (which commences with the words “If either Embratel or GE exercises the Merger option...”) (either event being referred to as a “Section 3.11 Payment Trigger”), (A) an amount (the “Star One Payment Amount”) equal to (i) the Section 3.11 Escrow Amount minus (ii) any Excess Amount (together with any interest accrued on the Section 3.11 Escrow Fund that relates to the Star One Payment Amount) shall be released to Splitco from the Section 3.11 Escrow Fund by the Escrow Agent free and clear of all Encumbrances (other than Encumbrances created by the recipient thereof) within three Business Days after the completion of such transaction and (B) any amounts remaining in the Section 3.11 Escrow Fund shall be released to SES by the Escrow Agent within three Business Days after the completion of such transaction. The “Excess Amount” shall be the excess, if any, of (x) €25,000,000 over (y) an amount equal to the quotient obtained by dividing (I) an amount equal to (A) €140,000,000 minus (B) an amount equal to the value of the Star One Shares based on the Embratel Valuation (as defined in the Embratel Letter), by (II) two; provided that the Excess Amount shall be no more than €15,000,000.

(c) If the ANATEL Condition has not been satisfied at the Closing and the Star One Closing has not occurred prior to the fourth Business Day after the date that is nine (9) months after the Closing Date, then any amounts in the Section 3.11 Escrow Fund shall be transferred to the Section 6.31 Escrow Fund (the “Escrow Transfer”) and released and delivered to Splitco pursuant to Section 6.31(c).

(d) If the Section 3.11 Payment Trigger has not occurred within twelve months from the Closing Date and an Escrow Transfer has not occurred under paragraph (c) above, the Escrow Agent shall release the Section 3.11 Escrow Fund to SES.

(e) “Embratel Letter” means the letter agreement, dated February 8, 2007, between Embratel, GE Capital Equity Investments, Inc., Telefonos de Mexico S.A.B de C.V., Star One and SES.

ARTICLE 4.

REPRESENTATIONS AND WARRANTIES OF SES

Except as set forth in the disclosure schedules attached hereto (the “Disclosure Schedules”), which Disclosure Schedules identify the Section (or, if applicable, subsection) to which such exception relates, SES hereby represents and warrants to each of the GE Entities (i) as of the date hereof and (ii) as of the Closing Date (or, in case of the foregoing clauses (i) and (ii), if made as of a specified date, as of such specified date), as follows:

Section 4.1 Organization and Standing; Books and Records.

(a) (i) Each of SES, the SES Entities and Splitco is a corporation, limited liability company or other legal entity duly organized, validly existing and, if applicable, in good standing under the laws of the jurisdiction in which it is organized, and (ii) each of SES, the SES Entities and Splitco has full power and authority necessary to enable it to own, lease or otherwise hold and operate its properties and assets and to carry on its business as presently conducted. Each of SES, the SES Entities and Splitco is duly qualified and, to the extent applicable, is in good standing to do business as a foreign entity in each jurisdiction in which the conduct or nature of its business as presently conducted or the ownership, leasing, holding or operation of its properties makes such qualification necessary, except such jurisdictions where the failures to be so qualified or in good standing, individually or in the aggregate, have not had and are not reasonably expected to have an SES Material Adverse Effect.

(b) SES has made available to the GE Entities true and complete copies of its Statuts Coordonnés (the “Statuts”), as amended through the date of this Agreement, and the comparable governing instruments of Satlynx, Star One, Bowenvale and each of the Transferred Entities, in each case as amended through the date of this Agreement.

(c) Prior to the Reorganization, Splitco will have no assets and no liabilities other than those de minimis incidental to its formation and will not have undertaken any business or activities other than in connection with this Agreement and engaging in the transactions contemplated hereby. As of the Closing Date, the assets and Liabilities of Splitco shall consist solely of the AMC-23 Transferred Assets, the AMC-23 Assumed Liabilities, the Equity Interests, the Cash Amount, de minimis liabilities incidental to its formation and liabilities that shall be Splitco’s under the Tax Matters Agreement, and additional Non-Investment Assets transferred pursuant to Section 3.10.

Section 4.2 Corporate Power and Authority.

(a) SES has all requisite company power and authority to enter into and deliver this Agreement and to consummate the transactions contemplated hereby. SES and each of its Affiliates which will be a party to the Ancillary Agreements have all requisite corporate or other power, as the case may be, and authority to execute and deliver the Ancillary Agreements and the other agreements, documents and instruments to be executed and delivered to the GE Entities by it in connection with this Agreement or the Ancillary Agreements and, subject to the approval of the Required Resolutions by the Required Vote of SES shareholders, to consummate the transactions contemplated thereby. The execution, delivery and performance of this Agreement by SES and the consummation by SES of the transactions contemplated hereby, and the execution, delivery and performance of the Ancillary Agreements and the other agreements, documents and instruments to be executed and delivered to the GE Entities in connection with this Agreement or the Ancillary Agreements and, subject to the approval of the Required Resolutions by the Required Vote of SES shareholders, to consummate the transactions contemplated thereby. The execution, delivery and performance of this Agreement by SES and the consummation by SES of the transactions contemplated hereby, and the execution, delivery and performance of the Ancillary Agreements and the other agreements, documents and instruments to be executed and delivered to the GE Entities in connection with this Agreement or the Ancillary Agreements by SES and each of its Affiliates which is, or as of the Closing, will be, a party thereto and the consummation of the transactions contemplated thereby, have been, or, with respect to the Ancillary Agreements and any such other agreements, documents or instrument to be entered into after the date hereof and the transaction contemplated thereby, will, as of the Closing, be duly authorized by all necessary action on the part of each such Person and, except for approval of the Required Resolutions by the Required Vote of the SES shareholders, no additional corporate action or corporate proceeding on the part of SES is necessary to authorize the execution, delivery and performance by SES of this Agreement and the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by SES and constitutes the legal, valid and binding obligation of SES, enforceable against SES in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding at equity or at law). The Ancillary Agreements and the other agreements, documents and instruments to be executed and delivered to the GE Entities in connection with this Agreement or the Ancillary Agreements at the Closing will be duly executed and delivered by SES and its Affiliates which are, or are specified to be, a party thereto and will, as of the Closing, constitute the legal, valid and binding obligations of SES and such Affiliates which are a party thereto, enforceable against each such Person in accordance with their respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding at equity or at law).

(b) A committee of SES duly appointed by the Board of Directors of SES, at a meeting duly called and held, duly adopted resolutions approving this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby. Such committee has full power and authority to act on behalf of the Board of Directors of SES with respect to the approval of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby.

(c) No affirmative vote of any holder of shares of SES capital stock is necessary to approve this Agreement or any Ancillary Agreement or the consummation by SES of any of the transactions contemplated hereby or thereby, except for (i) the affirmative vote of the holders of a majority of the outstanding shares of SES present or duly represented (the “Redemption Required Vote”) at a duly convened and validly held extraordinary general meeting of SES shareholders (the “EGM”) to approve resolutions to authorize the SES Board of Directors to redeem the Class C Shares (the “Redemption Required Resolutions”) in accordance with the law of 10 August 1915, as amended, on commercial companies (the “Companies’ Act”) and (ii) the affirmative vote of the holders of two-thirds of the outstanding shares of SES present or duly represented (the “Capital Reduction Required Vote”, and together with the Redemption Required Vote, the “Required Vote”) at an EGM to approve resolutions to authorize the SES Board of Directors to reduce SES’s share capital as a result of the Redemption (the “Capital Reduction Required Resolutions”, and together with the Redemption Required Resolutions, the “Required Resolutions”).

Section 4.3 Conflicts.

The execution and delivery by SES of this Agreement does not, the execution and delivery by SES and each of its Affiliates of each Ancillary Agreement to which it is, or is specified to be, a party will not, and the performance by SES and each of its Affiliates of this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party and the consummation of the transactions contemplated hereby and thereby and compliance by SES and such Affiliates with the terms of this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Encumbrance upon the Splitco Shares, the Equity Interests, the AMC-23 Transferred Assets or the Business Assets (other than Permitted Encumbrances with respect to the AMC-23 Transferred Assets and the Business Assets) under any provision of (i) the Statuts or any comparable governing documents of SES, any SES Entity or any Affiliate of SES that is, or is specified to be, a party to any of the Ancillary Agreements or any other agreements or instruments to be executed and delivered in connection therewith, (ii) any Contract to which SES, any SES Entity or Splitco is a party or by which any of their respective properties or assets is subject or (iii) (assuming compliance with the matters set forth in Section 4.4) any material Judgment or Law applicable to SES, any SES Entity or Splitco or their respective properties or assets, other than, in the case of clause (ii) above, any such items that, individually or in the aggregate is not reasonably expected to have an SES Material Adverse Effect.

Section 4.4 Approvals.

No consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to SES, any SES Entity or Splitco in connection with the execution, delivery and performance of this Agreement or any Ancillary Agreement to which it is, or is specified to be, a party or the consummation of the transactions contemplated hereby and thereby, other than in connection with, to the extent required, (A) compliance with and filings under the HSR Act, (B) the written consent of the FCC under the FCC Rules, (C) such other consents, approvals, orders, authorizations, notifications, and permits as set forth on Schedule 4.4 or as described in Section 8.1(b)(iii), (D) notification and consents under, and compliance with, export and reexport control requirements and sanctions measures administered by the U.S. Department of Commerce, U.S. Department of State and U.S. Department of Treasury, including provisions and conditions of outstanding export licenses and other approvals, (E) governmental notifications and approvals required for transfer of Contracts with Governmental Entities, if any, (F) those, if any, that may be required solely by reason of the participation of the GE Entities (as opposed to any other domestic or foreign third person) in the transactions contemplated hereby and by the Ancillary Agreements, and (G) other consents, registrations, declarations or filings that the failure of which to obtain or make, individually or in the aggregate, is not reasonably expected to have an SES Material Adverse Effect.

Section 4.5 No Material Adverse Effect.

(a) Since December 31, 2005, SES and its Affiliates have (i) operated the Transferred Businesses in all material respects only in the Ordinary Course of Business (except as expressly contemplated by this Agreement), (ii) maintained their books and records with regard to the Transferred Businesses in accordance with past accounting practice consistently applied, and (iii)

used all reasonable best efforts to preserve intact the assets and the business organization and operations of the Transferred Businesses, to keep available the services of the Transferred Businesses’ employees and to preserve the Transferred Businesses’ relationships with customers, suppliers, licensors, licensees, contractors and other persons with whom the Transferred Businesses have business relations.

(b) Since December 31, 2005, there has not been any event, change, occurrence or circumstance that, individually or in the aggregate, has had or could reasonably be expected to have an SES Material Adverse Effect.

(c) Without limiting the generality of the foregoing, since December 31, 2005, except as expressly contemplated by this Agreement (including with respect to the Reorganization), none of SES, the SES Entities or Splitco have taken any action that if taken on or after the date hereof, would constitute a breach of Sections 6.4(b)(ii), (iii), (iv), (v) or (viii).

(d) To the knowledge of SES, since December 31, 2005, there has not been any change, effect, or circumstance with respect to Star One and its Subsidiaries, taken as a whole, that has had, or could reasonably be expected to have, individually or in the aggregate, an SES Material Adverse Effect.

Section 4.6 Ownership of Equity Interests.

(a) As of the Closing, the Equity Interests will be owned by Splitco, free and clear of all Encumbrances (other than the Equity Interest Encumbrances), and will be duly authorized, validly issued, fully paid and, to the extent such concept is recognized by applicable Law, nonassessable and not subject to any preemptive or subscription rights (and not issued in violation of any preemptive or subscription rights). Splitco shall have good and valid title to the Equity Interests as of the Closing. As of the Closing, Splitco shall not own, directly or indirectly, except as a result of the transfer of the Equity Interests pursuant to Article 3 hereto to Splitco, or have entered into any agreement, arrangement or understanding to purchase or sell any capital stock or other ownership interests in any Person.

(b) As of the date hereof, the SES Entities have good and valid title to the Equity Interests set forth next to such SES Entities’ names on Schedule 4.6(b), free and clear of all Encumbrances (other than the Equity Interest Encumbrances). Bowenvale has good and valid title to the AsiaSat Shares, free and clear of all Encumbrances (other than Equity Interest Encumbrances). Satlynx or a Subsidiary thereof has good and valid title to the capital stock of Satlynx’s direct and indirect Subsidiaries, free and clear of all Encumbrances.

(c) Schedule 4.6(c) sets forth for each of Bowenvale, Star One, Satlynx and each Subsidiary of Satlynx the amount of its authorized capital stock, the amount of its outstanding capital stock and the record and beneficial owners of its outstanding capital stock, and there are no other shares of capital stock or other equity interests in, or any securities (including debt instruments) convertible or exercisable for or exchangeable into, any capital stock of or other equity interest in, any such entity issued, reserved for issuance or outstanding.

(d) All of the Equity Interests (other than the ORBCOMM Shares) have been duly authorized and validly issued, and are fully paid and non-assessable and not subject to or issued in violation of any purchase option, call option, voting or disposition restriction, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, the governing documents of the entity issuing such equity interests or any Contract to which the entity issuing such equity interests is a party or is otherwise bound and are free and clear of all Encumbrances (other than the Equity Interest Encumbrances).

(e) There are not any bonds, debentures, notes or other indebtedness of Bowenvale, Star One, Satlynx or any Subsidiary of Satlynx having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of the equity interests of such entities may vote (“Voting Debt”). There are not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, preemptive rights, options, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which any of Bowenvale, Star One, Satlynx or any Subsidiary of Satlynx is a party or by which any of them is bound (i) relating to the capital stock of any such entity, (ii) obligating any such entity to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, any such entity or any Voting Debt, (iii) obligating any such entity to issue, grant, extend or enter into any such option, warrant, right, security, commitment, Contract, arrangement or undertaking or (iv) that give any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights of holders of capital stock of any such entity. There are not any outstanding contractual obligations of Bowenvale, Star One, Satlynx or any Subsidiary of Satlynx to repurchase, redeem or otherwise acquire any of the capital stock set forth in Schedule 4.6(c), other than the Star One right of first refusal under the Star One Shareholders Agreement (the “Star One ROFR”).

(f) Bowenvale acts, and has acted, solely as the holding company for the AsiaSat Shares, and does not conduct, and has not undertaken, any business or other activities. The Liabilities of Bowenvale consist solely of its obligations under the Bowenvale Shareholders Agreement and as set out in the financial statements of Bowenvale dated December 31, 2005. The assets of Bowenvale consist solely of the AsiaSat Shares and its rights under the Bowenvale Shareholders Agreement and as set out in the financial statements of Bowenvale dated December 31, 2005. To the knowledge of SES, the AsiaSat Shares represent no less than 68.9% of the issued and outstanding capital stock of AsiaSat as of the date hereof.

(g) To the knowledge of SES, (i) the amount of net debt of Star One as of December 31, 2006, after giving effect to all dividends paid with respect to 2006 (regardless of whether such dividend payments are made in 2006 or 2007) shall not be in excess of BRL 350 million (not taking into account any capital reduction of Star One) and (ii) the total amount of dividends paid by Star One with respect to fiscal 2006 (together with all other Star One distributions to SES and its Affiliates during fiscal 2006, but excluding any capital reduction of Star One) will not exceed 95% of Star One’s 2006 net income.

(h) Neither Satlynx nor any of its Subsidiaries meets the conditions for bankruptcy, insolvency, moratorium or reprieve from payment, controlled management, general settlement or composition with creditors, and no events have occurred which, under applicable Law, would be reasonably likely to justify any such proceedings.

Section 4.7 Capitalization of Splitco.

(a) As of the Closing, the authorized capital stock of Splitco and the number of shares of such capital stock issued and outstanding is as set forth in Schedule 4.7(a). SES shall, immediately prior to the Closing, own all of the issued and outstanding shares of Splitco beneficially and of record, free and clear of any Encumbrances. There will, as of the Closing, be no shares of capital stock of Splitco issued or outstanding other than the Splitco Shares. As of the Closing, SES shall have the sole, absolute and unrestricted right, power and capacity to assign and transfer all of the Splitco Shares to the GE Entities. Upon delivery to the GE Entities of the certificates representing the Splitco Shares at the Closing, the GE Entities will acquire good and valid title to such shares, free and clear of any Encumbrances other than Encumbrances created by the GE Entities or any of their respective Subsidiaries.

(b) As of the Closing, all of the Splitco Shares shall be duly authorized, validly issued, fully paid and nonassessable, and not issued in violation of any preemptive or similar rights. As of the Closing, there shall be no outstanding subscriptions, options, warrants, puts, calls, agreements or other rights of any type or other securities of Splitco other than the Splitco Shares. As of the Closing, there shall be no issued or outstanding bonds, debentures, notes or other indebtedness for borrowed money of Splitco.

(c) As of the Closing, Splitco shall not be in default or violation (and no event shall have occurred which, with notice or the lapse of time or both, would constitute such a default or violation) of any term, condition or provision of its certificate of incorporation, bylaws or other organizational documents.

Section 4.8 Title to Assets; Sufficiency.

(a) As of the Closing, Splitco shall have good and valid title to (or, with respect to leased or licensed AMC-23 Transferred Assets, a valid and binding leasehold interest or license, or its reasonable equivalent outside of the United States (subject to the terms of the relevant lease or license)), in, (i) the Equity Interests, (ii) the AMC-23 Transferred Assets (subject to Section 3.6 and 6.7(d)) and (iii) the Cash Amount, in each case, free and clear of any Encumbrances, other than, with respect to the Equity Interests, the Equity Interest Encumbrances or, with respect to the AMC-23 Transferred Assets, Permitted Encumbrances. This Section 4.8(a) does not relate to matters with respect to Intellectual Property, which are the subject of Section 4.16 or to real property, which are the subject of Section 4.14.

(b) Upon consummation of the transactions contemplated hereby, the AMC-23 Transferred Assets, together with the GE Entities’ and Splitco’s rights under this Agreement and the Ancillary Agreements (including the services to be provided pursuant to, and any other rights granted to Splitco and its Affiliates under, the Ancillary Agreements), will comprise all of the rights, assets and properties that are necessary and sufficient to permit Splitco and its Affiliates to conduct immediately following the Closing, the AMC-23 Business in the manner as the operations of the AMC-23 Business have been conducted as of the date hereof and immediately prior to the Closing, in all material respects.

(c) Upon consummation of the transactions contemplated hereby, the rights, assets and properties of Satlynx and its Subsidiaries, together with the GE Entities’ and Splitco’s rights under this Agreement and the Ancillary Agreements (including the services to be provided pursuant to, and any other rights granted to Splitco and its Affiliates under, the Ancillary Agreements), will comprise all of the rights, assets and properties that are necessary and sufficient to permit Satlynx and its Subsidiaries to conduct immediately following the Closing their respective businesses in the manner as they have been conducted as of the date hereof and immediately prior to the Closing, in all material respects.

Section 4.9 Compliance with Law.

(a) None of (i) the Transferred Entities, (ii) SES or any of its Affiliates with respect to the AMC-23 Business or the ownership of the Bowenvale Shares and Star One Shares, or (iii) to the knowledge of SES, Star One or AsiaSat, has:

(i) in the three (3) year period prior to the date of this Agreement been, and will not as of the Closing Date be (by virtue of any past or present action, omission to act, Contract to which it is a party or any occurrence or state of facts), (A) in material violation of any material applicable Law (including: (1) applicable Laws relating to the export of goods and services (“Export Control Requirements”), or (2) the U.S. Foreign Corrupt Practices Act (the “FCPA”), to the extent applicable, or any other applicable Law regarding illegal payments (collectively with the FCPA, “Improper Payment Laws”)) or (B) in violation of any material judgment, order or decree entered by any Governmental Entity;

(ii) committed any act, omission or other practice for which a Governmental Entity could have a reasonable basis for civil enforcement involving a material amount or criminal prosecution under applicable Law; or

(iii) received during the last three (3) years any written or other notice of, been charged with, or received any inquiry concerning the possible material violation of, any material applicable Law.

(b) To the knowledge of SES as of the date hereof, (i) except as set forth on Schedule 4.9(b), none of (A) the Transferred Entities, (B) SES or any of its Affiliates with respect to the AMC-23 Business or the ownership of the Bowenvale Shares and Star One Shares, (C) Star One or any of its Subsidiaries or (D) AsiaSat or any of its Subsidiaries, is under Governmental Investigation with respect to the violation of any applicable material Law, and (ii) there are no facts or circumstances that could form the basis for any such violation.

(c) Since December 31, 2005, none of (i) the Transferred Entities, (ii) SES or any of its Affiliates with respect to the AMC-23 Business or the ownership of the Bowenvale Shares and Star One Shares, or (iii) to the knowledge of SES, Star One or AsiaSat, has made, or has been ordered to make, any material payment in respect of any Governmental Damages.

(d) To the knowledge of SES, each of Satlynx and its Subsidiaries and their respective officers, directors, employees, agents or representatives, as well as individuals listed on Schedule 1.1(e), have complied with applicable Law in all material respects in connection with promoting such Persons’ position on issues before Governmental Entities. To the knowledge of SES, no officer, director, employee, agent or representative of Satlynx and its Subsidiaries or any individual listed on Schedule 1.1(e) has violated any Improper Payment Laws.

Section 4.10 Litigation.

(a) There is no pending or, to the knowledge of SES, threatened, legal, administrative, arbitral or other proceeding, claim, suit or action or, to the knowledge of SES, Governmental Investigation against (i) any Transferred Entity or (ii) SES or any of its Affiliates with respect to the AMC-23 Business or the ownership of the Bowenvale Shares and Star One Shares, that in each case would either reasonably be expected (A) to result in payments by SES and its Affiliates in excess of €200,000 if adversely resolved or (B) otherwise cause an SES Material Adverse Effect. There is no material injunction, order, judgment, ruling or decree imposed (or, to the knowledge of SES, threatened to be imposed) upon any Transferred Entity, SES or any of its Affiliates with respect to the AMC-23 Business or the ownership of the Bowenvale Shares and Star One Shares, or the assets of any of the Transferred Businesses, by or before any Governmental Entity, including, in each case, in connection with an alleged violation of Improper Payment Laws.

(b) To the knowledge of SES, (i) there is no pending or threatened, legal, administrative, arbitral or other proceeding, claim, suit or action or Governmental Investigation against Star One or AsiaSat or any of their respective Subsidiaries that would either reasonably be expected (A) to result in payments by Star One in excess of €200,000 if adversely resolved or (B) otherwise cause an SES Material Adverse Effect, (ii) nor is there any injunction, order, judgment, ruling or decree imposed (or threatened to be imposed) upon Star One or AsiaSat or any of their respective Subsidiaries or the assets of Star One or AsiaSat or any of their respective Subsidiaries by or before any Governmental Entity, including, in each case, in connection with an alleged violation of Improper Payment Laws.

Section 4.11 Intercompany Services.

Except for the Ancillary Agreements, there are no (i) Contracts pursuant to which any services (other than those related to human resources and accounting) are provided and (ii) material Contracts, in each case (A) by any of the Transferred Entities, Bowenvale, Star One, AsiaSat or any of their respective Subsidiaries or the AMC-23 Business, on the one hand, to SES or any of its Affiliates (other than any of the Transferred Entities), on the other hand, or (B) by SES or any of its Affiliates (other than any of the Transferred Entities), on the one hand, to any of the Transferred Entities, Bowenvale, Star One, AsiaSat or any of their respective Subsidiaries or the AMC-23 Business, on the other hand (each, an “Intercompany Arrangement”).

Section 4.12 Financial Statements.

(a) Schedule 4.12(a) sets forth the Leuk Financial Statements and the Satlynx Financial Statements (collectively, the “Disclosed X Financial Statements”). The Leuk Financial Statements and the Satlynx Financial Statements have been prepared in conformity with Swiss general accounting principles and Luxembourg general accounting principles, respectively, consistently applied (except in each case as described in the notes thereto). The Disclosed X Financial Statements give, in conformity with Luxembourg or Swiss legal and regulatory requirements, as the case may be, a true and fair view of the financial position of Leuk and Satlynx, as of the respective dates thereof and the results of their respective operations for the respective periods indicated, except as may otherwise be noted therein.

(b) Schedule 4.12(b) sets forth the Star One Financial Statements. To the knowledge of SES, the Star One Financial Statements fairly present the financial position of Star One as of the respective dates thereof and the results of operations for the respective periods indicated. To the knowledge of SES, there are no Liabilities of Star One of a nature required to be reflected on a balance sheet prepared in accordance with auditing standards generally accepted in Brazil, other than any such Liabilities (i) reflected or reserved against on the Star One Financial Statements or the notes thereto, (ii) incurred since December 31, 2005 in the ordinary course of business consistent with past practice, or (iii) that would not, individually or in the aggregate, reasonably be expected to have an SES Material Adverse Effect.

(c) Schedule 4.12(c) sets forth the pro forma balance sheet of the AMC-23 Business as of December 31, 2006 (the “AMC-23 Balance Sheet”). The AMC-23 Balance Sheet has been prepared in conformity with IFRS consistently applied (except in each case as described in the footnotes thereto). The AMC-23 Balance Sheet fairly presents the consolidated financial condition of the AMC-23 Business as of December 31, 2006.

(d) Neither Satlynx nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent, unasserted or otherwise, and whether due or to become due) required by IFRS to be reflected on a consolidated balance sheet of Satlynx or in the notes thereto that, individually or in the aggregate, have been or are reasonably expected to be material to the business of Satlynx, except (i) as disclosed, reflected or reserved against in the Disclosed Balance Sheets and the footnotes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2005 and (iii) for Taxes, which are dealt with exclusively in the Tax Matters Agreement.

Section 4.13 Assets Other than Real Property Interests.

(a) Satlynx has good and valid title to, a valid leasehold interest in, or a valid right of use for all the material assets reflected on the latest Satlynx Balance Sheet or thereafter acquired other than those disposed of since the date of the latest Satlynx Balance Sheet in the Ordinary Course of Business, in each case free and clear of all Encumbrances other than Permitted Encumbrances.

(b) Either SES or an SES Entity has good and valid title to (or, with respect to leased or licensed AMC-23 Transferred Assets, a valid leasehold interest in, or a valid right of use for) all the material AMC-23 Transferred Assets, in each case free and clear of all Encumbrances other than Permitted Encumbrances.

(c) This Section 4.13 does not relate to real property or interests in real property, such items being the subject of Section 4.14, or to Intellectual Property, such items being the subject of Section 4.16.

Section 4.14 Real Property.

Schedule 4.14(a) sets forth, as of the date of this Agreement, a complete list of all material real property and interests in real property, foreign and domestic, owned in fee by Satlynx or any of its Subsidiaries (individually, a “Satlynx Owned Property”) or that is used exclusively in the AMC-23 Business (individually, an “AMC-23 Owned Property”). Schedule 4.14(b) sets forth, as of the date of this Agreement, a complete list of all material real property and interests in real property leased by Satlynx or any of its Subsidiaries (individually, a “Satlynx Leased Property”) or that is leased exclusively in connection with the AMC-23 Business (individually, an “AMC-23 Leased Property”). (i) Either Satlynx or one of its Subsidiaries has good and marketable fee title to all Satlynx Owned Property and valid leasehold estates in all Satlynx Leased Property (a Satlynx Owned Property or Satlynx Leased Property being sometimes referred to herein, individually, as a “Satlynx Property”), and (ii) either SES or one of the SES Entities has good and marketable fee title to all AMC-23 Owned Property and valid leasehold estates in all AMC-23 Leased Property (an AMC-23 Owned Property or AMC-23 Leased Property being sometimes referred to herein, individually, as an “AMC-23 Property”), in each case free and clear of all Encumbrances, except (a) Permitted Encumbrances, (b) leases, subleases and similar agreements set forth in Schedule 4.14(b), (c) easements, covenants, rights-of-way and other similar restrictions of record that do not materially interfere with the current use of the relevant Satlynx Property or AMC-23 Property, (d) (i) zoning, building and other similar restrictions, (ii) Encumbrances that have been placed by any developer, landlord or other third party on property over which either SES or one of the SES Entities has easement rights or on any Satlynx Leased Property or AMC-23 Leased Property and subordination or similar agreements relating thereto and (iii) unrecorded easements, covenants, rights-of-way and other similar restrictions that do not materially interfere with the current use of the relevant Satlynx Property or AMC-23 Property.

Section 4.15 Satellite Assets.

(a) Ground Stations. Each satellite ground station, including the related material transmission/reception facility assets (consisting of material land, building, fixtures, improvements (if any), and material satellite antennae and other equipment) that is owned, leased or otherwise operated by Satlynx or any of its Subsidiaries as of the date of this Agreement is listed in Schedule 4.15(a) (collectively, the “Ground Stations”). Each Ground Station and all components used in connection therewith are, and any other ground station (including related transmission/reception facility assets) that Satlynx or any of its Subsidiaries owns, leases or otherwise operates on the Closing Date, and all components used in connection therewith, will, on the Closing Date, be, (i) in good operating condition and repair (which takes into account ordinary wear and tear) and suitable for their intended purpose and (ii) supported by a backup fuel-powered electricity generator capable of generating power sufficient to meet the requirements of the operations conducted at the ground station, other than any Ground Station or component used in connection therewith or such other ground station or component used in connection therewith the loss of which, individually or in the aggregate, has not had and is not reasonably expected to have an SES Material Adverse Effect.

(b) AMC-23 Satellite and Transponders. Schedule 4.15(b) sets forth the following as of the date of this Agreement: (i) a complete and accurate list of the number and type of transponders located on the AMC-23 Satellite and the orbital location thereof, (ii) a list of all “Health Status Reports”, including those given to underwriters, since launch (if any), for the AMC-23 Satellite, summarizing material spacecraft related incidents and anomalies in connection with the AMC-23 Satellite known to SES, as well as the current status of the subsystems on the AMC-23 Satellite (power, fuel, traveling wave tube amplifiers, telemetry, and command, reaction control, communications and antenna), and (iii) a list of each Contract to which any of SES or its Affiliates is a party related to the construction or launch of the AMC-23 Satellite. As of the date of this Agreement, SES has made available to the GE Entities all relevant and material information relating to the operating condition and the fuel and design life expectancies of the AMC-23 Satellite (collectively, the “Satellite Data”). As of the date of this Agreement and to the knowledge of SES, the information contained in the Satellite Data is a materially accurate and complete record of the subject matters covered therein; provided, however, that, while SES has provided to the GE Entities relevant material projections with respect to fuel or design life expectancies developed in the ordinary course of the operation of the AMC-23 Satellite, no representation or warranty as to the accuracy of any conclusion expressed in the Satellite Data as to fuel or design life expectancies of the AMC-23 Satellite is made herein. To the knowledge of SES, as of the date hereof, the AMC-23 Satellite is, subject to disclosures made in the Health Status Reports and Satellite Data, in good operating condition (which takes into account ordinary wear and tear) in all material respects. As of the date of this Agreement, to the knowledge of SES, no material anomalies have occurred with respect to the AMC-23 Satellite since the date of the most recent Health Status Report for such AMC-23 Satellite. As of the date of this Agreement and to the knowledge of SES, no event relating to the AMC-23 Satellite has occurred that, individually or in the aggregate, is reasonably expected to materially reduce the expected life of such AMC-23 Satellite or otherwise be material to the AMC-23 Business. To the knowledge of SES, as of the date of this Agreement, neither SES nor any SES Entity has received any notice from any manufacturer of any material defect relating to the AMC-23 Satellite or from any insurer of its intention to exclude the AMC-23 Satellite or any component thereof from coverage under any third-party insurance policy listed on Schedule 4.19, except as, individually or in the aggregate, is not reasonably expected to be material to the AMC-23 Business.

(c) ITU Frequency Registration. Schedule 4.15(c) contains a summary as of the date of this Agreement of the status of frequency registration at the International Telecommunication Union by the sponsoring national administration for the AMC-23 Satellite, including the status with respect to the orbital position hosting the AMC-23 Satellite, the identity of the sponsoring administration and the frequency bands covered.

(d) Satellite Coordination. Except as set forth in Schedule 4.15(d), as of the date of this Agreement and to the knowledge of SES, during the 12 months preceding the date of this Agreement, no person or entity has asserted in writing to the International Telecommunication Union or the FCC that it has the right to operate a spacecraft in a manner that would result in harmful interference with respect to the AMC-23 Satellite. Schedule 4.15(d) also contains a list as of the date hereof of all satellite coordination agreements that relate to the AMC-23 Satellite to which SES or an Affiliate thereof is a party and to the knowledge of SES a summary of all coordination discussions (that did not result in coordination agreements set forth in Schedule 4.15(d)) with other persons or entities, domestic or foreign, in which SES or any SES Entity has been engaged during the 12 months preceding the date of this Agreement with regard to the AMC-23 Satellite.

(e) Margin. With respect to the AMC-23 Satellite, (i) the power budget provided to the insurers under the AMC-23 Insurance Policies before Attachment of Risk demonstrated a minimum power margin (based on two solar array string failures and the payload operating at saturation) of at least 7.5% for the AMC-23 Satellite at all times during the Mission Life (with the exception of eclipse), relative to the amount of power required to fulfill such satellite’s requirements under the applicable Construction and Launch Contract or Construction Contract (provided that this margin shall be inclusive of any and all power margins in such satellite’s requirements under the applicable Construction and Launch Contract or Construction Contract); and (ii) the fuel budget provided to the insurers of the AMC-23 Satellite before Attachment of Risk demonstrated a margin of at least twelve (12) months for the AMC-23 Satellite at end of Mission Life (provided this margin shall be inclusive of any and all fuel margins in such satellite’s requirements under the applicable Construction and Launch Contract or Construction Contract). Capitalized terms used in this paragraph (e) and not otherwise defined in this Agreement shall have the meaning assigned thereto in Section 10 (Margin) of the Declarations of the AMC-23 Insurance Policies.

Section 4.16 Intellectual Property.

(a) Schedule 4.16(a)(i) sets forth a list of all Intellectual Property owned by SES or any of its Affiliates that (i) is registered or subject to an application for registration, including all registered trademarks or service marks, patents or patent applications and registered copyrights, including any pending applications to register any of the foregoing, and (ii) exclusively relates to, is used exclusively in, or exclusively arises out of the AMC-23 Business (collectively, “AMC-23 Registered IP”). Schedule 4.16(a)(ii) sets forth all Intellectual Property licensed to SES or any of its Affiliates that is exclusively related to, used exclusively in, or exclusively arises out of the AMC-23 Business, except for commercially available off-the-shelf software and any software relating to administrative, financial or human resources functions. Schedule 4.16(a)(iii) sets forth a list of all sales software packages licensed to SES or any of its Affiliates that are used by, and material to, the AMC-23 Business. Schedule 4.16(a)(iv) sets forth a list of all Intellectual Property owned by SES or any of its Affiliates that (i) is registered or subject to an application for registration, including all registered trademarks or service marks, patents or patent applications and registered copyrights, including any pending applications to register any of the foregoing, and (ii) is material to and used by Satlynx and its Subsidiaries (collectively, the “Satlynx Registered IP” and, together with the AMC-23 Registered IP, the “Company Registered IP”). Schedule 4.16(a)(v) sets forth all Intellectual Property licensed to SES or any of its Affiliates that is used by, and is material to, Satlynx and its Subsidiaries, except for commercially available off-the-shelf software and any software relating to administrative, financial or human resources functions. (i) Satlynx and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Encumbrances other than Permitted Encumbrances) and takes all reasonable actions to protect, all material Intellectual Property used in the conduct of its business as currently conducted by Satlynx and its Subsidiaries (the “Satlynx Material IP”) including commercially reasonable steps to maintain the confidentiality of all information related to the Satlynx Material IP that derives economic value from not being generally known to other person who can obtain economic value from its disclosure or use; (ii) to the knowledge of SES, the use of any Intellectual Property by Satlynx and its Subsidiaries does not infringe on, misappropriate or otherwise violate in any material respect the rights of any Person and is in accordance with any applicable license pursuant to which Satlynx or any of its Subsidiaries acquired the right to use such Intellectual Property; (iii) to the knowledge of SES, no Person is challenging or infringing on or otherwise violating in any material respect any right of Satlynx or any of its Subsidiaries with respect to any Intellectual Property owned by or licensed to Satlynx or any of its Subsidiaries; (iv) since December 31, 2005, neither Satlynx nor any Subsidiary of Satlynx has transferred ownership of, or granted any exclusive license with respect to any Intellectual Property that is or was at the time of transfer or license material to the business of Satlynx or any Subsidiary of Satlynx; and (v) neither Satlynx nor any Subsidiary of Satlynx has received any notice of any pending or, to the knowledge of SES, threatened claim with respect to any material Intellectual Property owned or used by Satlynx and its Subsidiaries.

(b) (i) Either SES or one of its Affiliates owns, or is licensed to use (in each case, free and clear of any Encumbrances other than Permitted Encumbrances), and takes all reasonable actions to protect, all material Intellectual Property used exclusively in the conduct of the AMC-23 Business as currently conducted by SES and its Affiliates (the “AMC-23 Material IP”), including commercially reasonable steps to maintain the confidentiality of all information related to the AMC-23 Material IP that derives economic value from not being generally known to other persons who can obtain economic value from its disclosure or use; (ii) to the knowledge of SES, the use of any Intellectual Property used exclusively in the AMC-23 Business by SES and its Affiliates does not infringe on, misappropriate or otherwise violate in any material respect the rights of any Person and is in accordance with any applicable license pursuant to which SES or any of its Affiliates acquired the right to use such Intellectual Property; (iii) to the knowledge of SES, no Person is challenging or infringing on or otherwise violating in any material respect any right of SES or any of its Affiliates with respect to any Intellectual Property owned by or licensed to SES or any of its Affiliates and used exclusively in connection with the AMC-23 Business; (iv) since December 31, 2005, neither SES nor any of its Affiliates has transferred ownership of, or granted any exclusive license with respect to any Intellectual Property that is or was at the time of transfer or license material to, and used exclusively in, the AMC-23 Business; and (v) neither SES nor any of its Affiliates has received any notice of any pending or, to the knowledge of SES, threatened claim with respect to any material Intellectual Property owned or used by SES and its Affiliates and used exclusively in the AMC-23 Business.

(c) “Intellectual Property” means all intellectual property rights arising from or associated with the following, whether protected, created or arising under the laws of the United States or any other jurisdiction: trademarks, tradenames, service marks, brand names, certification marks (registered and unregistered), domain names, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications (including intent to use applications) in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, patent applications, inventions, discoveries and ideas, whether patentable or not, in any jurisdiction, and all continuations, continuations in part, divisionals, re-examinations, re-issues and similar rights relating thereto; know-how, trade secrets, improvements, concepts, methods, processes, designs, plans, schematics, drawings, formulae, technical data, specifications, technology and product roadmaps, and data bases and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any Person;

copyrights, copyrightable works, writings and other works, whether registered or not, in any jurisdiction; registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and all other intellectual property or proprietary rights in any country or jurisdiction, including the right to register, patent or apply for other legal protection of same and the right to sue at law or in equity for any infringement or violation of the foregoing, and to collect all proceeds and damages with respect thereto.

Section 4.17 Contracts.

(a) Except as set forth in Schedule 4.17(a), as of the date of this Agreement, neither Satlynx nor any of its Subsidiaries is a party to or bound by any:

(i) written employment Contract with any employee or independent consultant that either (A) provides for annual payments in excess of €75,000 or (B) is with a director or officer of Satlynx or any of its Subsidiaries;

(ii) collective bargaining agreement or other contract with any labor organization, union or association;

(iii) Contract that materially restricts or limits the ability to conduct business in any market or with any customer;

(iv) lease for tangible personal property which has an aggregate future liability or receivable, as the case may be, in excess of €500,000, except as may be terminated by Satlynx or and of its Subsidiaries by notice of not more than 60 days for a cost of less than €25,000;

(v) Contract under which Satlynx of any of its Subsidiaries has borrowed any money from, or issued any note, bond, debenture or other evidence of indebtedness to, or guaranteed any payment from, or agreed to lend any money to, or agreed to indemnify any person in each case in an amount in excess of €1,000,000 other than Contracts evidencing indebtedness owed to Affiliates of SES to be retired at or prior to the Closing;

(vi) Contract granting a security interest or other Encumbrances (except for Permitted Encumbrances) in any asset of Satlynx or any of its Subsidiaries, which interest has a value of more than €500,000;

(vii) Contract for the sale of any material asset (other than inventory sales in the ordinary course of business consistent with past practice) or the grant of any preferential rights to purchase any such material asset or requiring the consent of any party to the transfer thereof;

(viii) Contract for any joint venture, partnership or similar arrangement; or

(ix) Contract that is material to Satlynx and its Subsidiaries taken as a whole.

(b) Schedule 4.17(b) sets forth a list of all material Contracts to which SES or any of its Affiliates is a party or by which SES or its Affiliates is bound that arise exclusively out of the operation of the AMC-23 Business as of the date hereof.

(c) As of the date of this Agreement, to the knowledge of SES, all Contracts listed in Schedules 4.17(a), 4.17(b), 4.23(a), 4.23(b) and 4.23(c) (the “Company Contracts”) are valid, binding and in full force and effect and are enforceable by SES or any of its Affiliates in accordance with their respective terms, except for such failures to be valid, binding, in full force and effect or enforceable that, individually or in the aggregate, have not had and are not reasonably expected to have an SES Material Adverse Effect. SES or its Affiliates that are a party thereto have performed all obligations required to be performed by it or them to date under the Company Contracts, and are not (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder and, to the knowledge of SES, as of the date of this Agreement, no other party to any Company Contract is (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder, in each case, except for such failure to perform, breaches and defaults that, individually or in the aggregate, have not had and are not reasonably expected to have an SES Material Adverse Effect. Complete and correct copies of all Company Contracts, together with all modifications and amendments thereto, as in effect through the date of this Agreement have been made available to the GE Entities.

(d) As of the date of this Agreement, to the knowledge of SES, all “material contracts” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) of Star One and its Subsidiaries, taken as a whole (the “Star One Contracts”), (i) are valid, binding and in full force and effect and (ii) are enforceable by Star One or the Subsidiary party thereto in accordance with their respective terms, except for such failures to be valid, binding, in full force and effect or enforceable that, individually or in the aggregate, have not had and are not reasonably expected to have an SES Material Adverse Effect. To the knowledge of SES, Star One or the Star One Subsidiary party thereto has performed all obligations required to be performed by it to date under the Star One Contracts, and are not (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder and, as of the date of this Agreement, no other party to any Star One Contract is (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder, in each case, except for such failure to perform, breaches and defaults that, individually or in the aggregate, have not had and are not reasonably expected to have an SES Material Adverse Effect. To the knowledge of SES, the execution and delivery of this Agreement, and consummation of the transactions contemplated hereby, would not cause the breach of any Star One Contract, except for such breaches that, individually or in the aggregate, have not had and are not reasonably expected to have an SES Material Adverse Effect.

(e) As of the date of this Agreement, to the knowledge of SES, all “material contracts” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) of AsiaSat and its Subsidiaries, taken as a whole (the “AsiaSat Contracts”), (i) are valid, binding and in full force and effect and (ii) are enforceable by AsiaSat or the Subsidiary party thereto in accordance with their respective terms, except for such failures to be valid, binding, in full force and effect or enforceable that, individually or in the aggregate, have not had and are not reasonably expected to have an SES Material Adverse Effect. To the knowledge of SES, AsiaSat or the AsiaSat Subsidiary party thereto has performed all obligations required to be performed by it to date under the AsiaSat Contracts, and is not (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder and, as of the date of this Agreement, no other party to any AsiaSat Contract is (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder, in each case, except for such failure to perform, breaches and defaults that, individually or in the aggregate, have not had and are not reasonably expected to have an SES Material Adverse Effect. To the knowledge of SES, the execution and delivery of this Agreement, and consummation of the transactions contemplated hereby, would not cause the breach of any AsiaSat Contract, except for such breaches that, individually or in the aggregate, have not had and are not reasonably expected to have an SES Material Adverse Effect.

(f) Schedule 4.17(f) sets forth the Backlog as of the date set forth in such Schedule 4.17(f) and the Contracts representing the 10 largest contributions to the Backlog (the “Material Backlog Contracts”). Except as have not had, and would not reasonably be expected to have, individually or in the aggregate, an SES Material Adverse Effect, to the knowledge of SES, as of the date hereof no event has occurred which would result in any breach or violation of, constitute a default, require consent or result in the loss of a benefit under, give rise to a right to permit or require the purchase or sale of assets or securities under, give rise to any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance (other than a Permitted Encumbrance) on the AMC-23 Transferred Assets or on the assets of Satlynx or any of its Subsidiaries (in each case, with or without notice or lapse of time or both) pursuant to, any Material Backlog Contract, except for any payment defaults under transponder sale or lease agreements which are not more than sixty (60) days past due.

(g) As of the date of this Agreement, each of the Contracts listed on Schedule 4.17(g) (the “Designated Contracts”), (i) is valid, binding and in full force and effect in all material respects and (ii) is enforceable in all material respects by the SES Affiliates party thereto in accordance with their respective terms. The SES Affiliate party thereto has performed all material obligations required to be performed by it to date under the Designated Contracts, and is not (with or without the lapse of time or the giving of notice, or both) in material breach or material default thereunder and, as of the date of this Agreement, to the knowledge of SES, no other party to any Designated Contract is (with or without the lapse of time or the giving of notice, or both) in material breach or default thereunder.

Section 4.18 Permits.

(a) As of the date of this Agreement, Schedule 4.18(a)(i) sets forth a list of: (i) all current material Permits issued by any Governmental Entity other than the FCC to SES or its Affiliates, relating to the operation of the AMC-23 Satellite, (ii) all Permits issued by the FCC in relation to the AMC-23 Business, excluding telemetry, tracking and control, (iii) all current material Permits relating to Ground Stations issued by any Governmental Entity to Satlynx or any of its Subsidiaries, and (iv) all current material Permits from the U.S. Department of State relating to technical assistance agreements or other appropriate export control authorizations involving any of the Transferred Businesses (collectively, the “Communications Permits”). Schedule 4.18(a)(ii) sets forth, as of the date of this Agreement, a list of (x) all material Permits (other than Communications Permits) held by SES or any its Affiliates that are necessary for the operation of the Transferred Businesses (“Material Company Permits”) and (y) for the AMC-23

Satellite, all Governmental Entities which have issued landing rights with respect to transmissions from the AMC-23 Satellite. Except as set forth on Schedule 4.18(a)(iii), all Communications Permits and Material Company Permits are in full force and effect in all material respects and are validly held by SES or an Affiliate thereof, free and clear of all Encumbrances (other than Permitted Encumbrances), and SES and its Affiliates have complied in all material respects with all terms and conditions thereof. Except for any suit, action, arbitration or administrative, regulatory, judicial or other formal proceeding (a “Proceeding”) affecting the satellite industry generally or as set forth in Schedule 4.18(a)(iv), during the three (3) years preceding the date of this Agreement (A) none of the Transferred Businesses have received notice in writing of any Proceeding requesting the revocation or adverse modification of any Communications Permit or Material Company Permit and (B) to the knowledge of SES, no person or entity has asserted in writing to a Governmental Entity that a Communications Permit should be modified or revoked, or that the Transferred Businesses are not in compliance in any material respect with any Communications Permit. To the knowledge of SES, none of the Company Permits will be suspended, modified, revoked or not be renewed as a result of the execution and delivery of this Agreement and the Ancillary Agreements or the consummation of the transactions contemplated hereby and thereby, assuming receipt of the consents referred to in Section 4.3. Except as set forth in Schedule 4.18(a)(v), the Transferred Businesses do not engage in any business requiring security clearances from a U.S. Governmental Entity.

(b) As of the date of this Agreement, the Communications Permits, Material Company Permits and the Permits for the Ground Stations, and, as of the Closing Date, the Communications Permits and Material Company Permits and the other Permits issued to any Transferred Entity or, with respect to the AMC-23 Business, SES or any of its Affiliates, following the date of this Agreement, but prior to Closing Date, shall, constitute all of the Permits necessary for the Transferred Businesses to own or hold under lease and operate their respective assets and to conduct their respective businesses as presently conducted, including the operation of, and transmitting to and from, the AMC-23 Satellite and each of the Ground Stations and the provision of transmission/reception services, other than such Permits which, individually or in the aggregate, are not reasonably expected to be material to the business of the Transferred Businesses taken as a whole.

(c) As of the date of this Agreement, except as set forth in Schedule 4.18(c), neither SES, any of its Affiliates nor any of the Transferred Businesses has received any written complaint that is pending asserting the AMC-23 Satellite or any Ground Station is causing, or will cause, harmful interference to the transmissions or reception of any other radio communications facility, and to the knowledge of SES, as of the date of this Agreement no other radio communications facility is causing harmful interference to the transmissions from or the receipt of signals by the AMC-23 Satellite or any Ground Station.

(d) All information contained in any pending application by any of the Transferred Businesses, for a Communications Permit or Material Company Permit, or for modification, extension, or renewal of a Communications Permit or Material Company Permit, when read together, is true, correct and complete in all material respects. The Transferred Businesses have duly filed or caused to be filed with the FCC all required reports, statements, documents, registrations, filings or submissions with respect to (i) the operation of the business of the Transferred Businesses, (ii) the Communications Permits as of the date of this Agreement, (iii)

the ownership by the Transferred Businesses of their respective assets and (iv) the pending applications by the Transferred Businesses for a Communications Permit or Material Company Permit, or for modification, extension or renewal of Communications Permits or Material Company Permits, in each case other than any failure to file which, individually or in the aggregate, is not reasonably expected to be material to the business of any of the Transferred Businesses, taken as a whole, and is not reasonably expected to give rise to a sanction or material fine or penalty.

(e) To the knowledge of SES, as of the date of this Agreement, (i) except for any Proceeding affecting the satellite industry generally, during the three (3) years preceding the date of this Agreement (A) none of Star One or any of its Subsidiaries have received notice in writing of any Proceeding requesting the revocation or adverse modification of any material Permits held by Star One and its Subsidiaries (“Material Star One Permits”), (B) none of the Material Star One Permits has been revoked, and (C) no person or entity has asserted in writing to a Governmental Entity that a Material Star One Permit should be modified or revoked, or that Star One and its Subsidiaries are not in compliance in any material respect with any Material Star One Permit, and (ii) none of the Material Star One Permits will be suspended, modified, revoked or not be renewed as a result of the execution and delivery of this Agreement and the Ancillary Agreements or the consummation of the transactions contemplated hereby and thereby.

(f) To the knowledge of SES, as of the date of this Agreement, (i) except for any Proceeding affecting the satellite industry generally, during the three (3) years preceding the date of this Agreement (A) none of AsiaSat or any of its Subsidiaries have received notice in writing of any Proceeding requesting the revocation or adverse modification of any material Permits held by AsiaSat and its Subsidiaries (“Material AsiaSat Permits”), (B) none of the Material AsiaSat Permits has been revoked, and (C) no person or entity has asserted in writing to a Governmental Entity that a Material AsiaSat Permit should be modified or revoked, or that AsiaSat and its Subsidiaries are not in compliance in any material respect with any Material AsiaSat Permit, and (ii) none of the Material AsiaSat Permits will be suspended, modified, revoked or not be renewed as a result of the execution and delivery of this Agreement and the Ancillary Agreements or the consummation of the transactions contemplated hereby and thereby.

(g) This Section 4.18 does not relate to any matters with respect to environmental matters, which are addressed solely in Section 4.21.

Section 4.19 Insurance.

(a) A list of all third-party in-orbit satellite insurance policies held by SES or any of its Affiliates applicable to the AMC-23 Satellite in effect as of the date hereof is set forth in Schedule 4.19(a). Copies of all provisions of such insurance policies relevant to the AMC-23 Satellite have been made available to GE. (i) All such policies are in full force and effect; (ii) none of SES or any of its Affiliates are in breach or default in any material respect (including any such breach or default in any material respect with respect to the payment of premiums or the giving of notice), with respect to such policies, and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification in any material respect, under any such insurance policy relevant to the AMC-23 Satellite to which SES or any of its Affiliates is either an insured or a beneficiary (an “AMC-23

Insurance Policy”); (iii) all premiums due and payable in respect of each AMC-23 Insurance Policy have been paid and none of SES or any of its Affiliates has given or received written notice from any insurer or agent of any intent to cancel any such AMC-23 Insurance Policy; (iv) all appropriate insurers under such AMC-23 Insurance Policies have been notified of all events required to be disclosed in accordance with such policies, all claims since December 31, 2005 have been properly made for potentially insurable material losses known to SES in accordance with such AMC-23 Insurance Policies and no such insurer has informed SES or any of its Affiliates since December 31, 2005 of any denial of coverage or reservation of rights thereto; and (v) as of the date hereof, none of SES or any of its Affiliates have received written notice from any third-party insurance company or Governmental Authority of any defects or inadequacies that is reasonably likely adversely to affect the insurability of, or to cause a material increase in the premiums for, third-party insurance covering the AMC-23 Satellite that have not been cured or repaired to the satisfaction of the party issuing the notice.

(b) Schedule 4.19(b) sets forth all other material third-party insurance policies in effect as of the date hereof and owned, or held by SES or any of its Affiliates with respect to Satlynx and its Subsidiaries. Copies of all such insurance policies have been made available to GE. (i) All such policies are in full force and effect; (ii) none of SES or any of its Affiliates are in breach or default in any material respect (including any such breach or default in any material respect with respect to the payment of premiums or the giving of notice), with respect to such policies, and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification in any material respect, under any such insurance policy; (iii) all premiums due and payable in respect of each such insurance policy have been paid and none of SES or any of its Affiliates has given or received written notice from any insurer or agent of any intent to cancel any such insurance policy.

Section 4.20 Benefit Plans.

(a) Schedule 4.20(a)(i) contains, as of the date of this Agreement, a list of all material employee pension or welfare benefit plans, bonus, stock option, stock purchase, deferred compensation, severance, disability, vacation pay, sick pay, or other plans or arrangements and employee fringe benefit plans maintained, or contributed to, by SES or any of its Affiliates for the benefit of any Transferred Employee, or with respect to which any of the Transferred Businesses could reasonably be expected to incur any liability, but excluding (i) collective bargaining agreements, (ii) all agreements with individuals to which any of Satlynx or its Subsidiaries, or SES or its Affiliates with respect to the AMC-23 Business, is a party (including individual retention agreements, including any arising, or arising nominally, under a retention or other plan) and (iii) all plans, agreements and arrangements providing for cash compensation and bonuses (all the foregoing being hereinafter called “Company Benefit Plans”). SES has made available to the GE Entities true, complete and correct copies of (A) each Company Benefit Plan (or a summary of the Company Benefit Plan if it is not in written form), (B) any individual employment or consulting agreements or collective bargaining agreements set forth in Schedule 4.17(a)(i) and (ii), (C) the most recent annual report on Form 5500 filed with the Internal Revenue Service with respect to each Company Benefit Plan (if any such report was required), (D) the most recent summary plan description with respect to each Company Benefit Plan (if any such summary plan description is required) and (E) each trust agreement, group annuity contract or other funding and financing arrangement relating to any Company Benefit Plan. SES has also delivered to the GE Entities true, correct and complete information regarding the current base salary, 2005 bonuses, projections as of the date hereof of 2006 bonuses and employee benefits of the Transferred Employees. Schedule 4.20(a)(iii) contains a list of the Company Benefit Plans to be transferred by SES or any of its Affiliates (other than Satlynx or any of its Subsidiaries) to Splitco or any of its Subsidiaries at Closing.

(b) The consummation of the transactions contemplated by this Agreement will not (i) accelerate the time of the payment or vesting of, or increase the amount of, compensation due from SES or any of its Affiliates, to any Transferred Employee, (ii) result in any liability from SES or any of its Affiliates to any Transferred Employee, or (iii) entitle any Transferred Employee to severance pay, unemployment compensation or other similar payment from SES or any of its Affiliates.

(c) As of the date of this Agreement, except as contemplated by this Agreement, none of SES or any of its Affiliates have announced a plan or is party to a legally binding commitment (i) that would create any additional Company Benefit Plans or (ii) to amend or modify any existing Company Benefit Plan, in each case with respect to any Transferred Employee.

(d) None of the Transferred Businesses have any Liabilities under any Company Benefit Plan with respect to any misclassification of a person as an independent contractor rather than as an employee, except for any misclassification that does not or would not be expected to have, individually or in the aggregate, a material adverse effect on the Transferred Businesses, taken as a whole.

(e) As of the Closing, Splitco will not sponsor, maintain, contribute to, or have any Liability under, for or with respect to, any Company Benefit Plans or any Employment Agreements, except as provided under the Ancillary Agreements or that are set forth on Schedule 4.20(a)(iii). From and after the Closing, neither the GE Entities nor any of their Affiliates will directly or indirectly have or incur any Liabilities, whether by virtue of the transactions contemplated by this Agreement or otherwise, with respect to or in connection with (i) any Company Benefit Plans or any Employment Agreements, except as provided under the Ancillary Agreements; and (ii) the Transferred Employees or any other individuals who do or did at any time provide employment or employment-type services for or with respect to Splitco or any of the SES Entities, which arose or were incurred at any time prior to the Closing.

Section 4.21 Environmental Matters.

Except as would not, individually or in the aggregate, cause or reasonably be expected to cause a material adverse effect on the Transferred Businesses, taken as a whole (i) each of the Transferred Entities, and in respect of the AMC-23 Business, SES and its Affiliates is in compliance in all material respects with all Environmental Laws, (ii) except as set forth in Schedule 4.21, as of the date of this Agreement, none of the Transferred Entities, or in respect of the AMC-23 Business, SES or any of its Affiliates has received any written notice during the three (3) years preceding the date of this Agreement alleging that any of the Transferred Entities, or in respect of the AMC-23 Business, SES or any of its Affiliates is in material violation of any Environmental Law, (iii) there are no pending or, to the knowledge of SES, threatened, Proceedings alleging that any of the Transferred Entities, or in respect of the AMC-23 Business,

SES or any of its Affiliates is in violation of Environmental Law, and (iv) Hazardous Materials have not been Released at any Satlynx Property or AMC-23 Property except in a manner or in a condition which would not reasonably be expected to result in liability in connection with compliance with Environmental Laws. The term “Environmental Laws” means any and all applicable Laws, Judgments and Permits issued, promulgated or entered into by or with any Governmental Entity on or prior to the Closing Date relating to pollution, the protection of the environment, health or safety matters (including with respect to orbital debris). The term “Hazardous Materials” means (A) any and all radioactive materials or wastes, petroleum (including crude oil) or petroleum distillates, asbestos and urea formaldehyde foam and (B) any other wastes, materials, chemicals or substances defined as a “pollutant”, “contaminant”, “hazardous waste”, “hazardous substance” or “hazardous material” under any Environmental Law. The term “Release” has the meaning set forth in 42 U.S.C. Section 9601(22).

Section 4.22 Employee and Labor Matters.

SES and its Affiliates have complied with respect to the Transferred Employees in all material respects with all applicable employment and labor laws, including those relating to wages, hours, collective bargaining, discrimination, facility closing notices and the payment of social security and similar contributions, and are not liable for any arrears of wages or any material penalties for failure to comply with any of the foregoing, except for instances of noncompliance that, individually or in the aggregate, have not been and are not reasonably expected to be material to the business of the Transferred Businesses taken as a whole. There is not pending any, and during the 12 months preceding the date of this Agreement there has not been any, labor strike, dispute, work stoppage or lockout pending, against SES or any of its Affiliates with respect to the Transferred Employees, other than as, individually or in the aggregate, is not reasonably expected to be material to the business of the Transferred Businesses, taken as a whole. None of SES or any of its Affiliates with respect to the Transferred Employees have engaged in any unfair labor practice, and, to the knowledge of SES, there are not any unfair labor practice or similar charges or complaints against any of the Transferred Businesses taken as a whole pending before any Governmental Entity, in each case that, individually or in the aggregate, is reasonably expected to be material to the business of the Transferred Businesses taken as a whole. To the knowledge of SES, as of the date of this Agreement, no labor organizational campaign is in progress with respect to Transferred Employees and no dispute concerning representation of such employees exists. With respect to the Transferred Employees, there are not any pending charges against any of the Transferred Businesses, or any of their current or former employees before the Equal Employment Opportunity Commission or any state or local agency responsible for the prevention of unlawful employment practices that, individually or in the aggregate, is reasonably expected to be material to the business of the Transferred Businesses taken as a whole. Neither SES nor any of its Affiliates has received written notice during the 12 months preceding the date of this Agreement of the intention of any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation of the Transferred Businesses that is reasonably expected, individually or in the aggregate, to be material to the business of the Transferred Businesses taken as a whole.

Section 4.23 Customers and Suppliers.

(a) Customers. Schedule 4.23(a) sets forth as of the date of this Agreement (i) a list, true and correct in all material respects, of each Contract, between one or more Transferred Businesses and customers providing for (x) the sale of transponder services, or (y) services with aggregate remaining future payments in excess of €5,000,000 for the term of such Contract following the date of this Agreement (each customer party to a Contract described in clause (y), a “Major Customer”) and (ii) the dollar amount of payments made by each Major Customer during the 12-month period ending December 31, 2006. SES has made available to the GE Entities true and correct copies of all such Contracts. As of the date of this Agreement, no Major Customer has, since December 31, 2005, (i) given written notice that it intends to terminate any such Contract in whole or in part or (ii) threatened in writing to terminate any such Contract in whole or in part.

(b) Satlynx Suppliers. Schedule 4.23(b) sets forth as of the date of this Agreement, a list, true and correct in all material respects, of all suppliers of Satlynx and its Subsidiaries to whom Satlynx and its Subsidiaries made payments in excess of €1,000,000 during the 12 months ending December 31, 2006 (each, a “Major Supplier”) and the dollar amount of payments made to each Major Supplier in such 12-month period. As of the date of this Agreement, no Major Supplier has, since December 31, 2005, (i) given written notice to any of the Transferred Businesses that it intends to terminate its relationship with such relevant Transferred Business, or (ii) threatened in writing to terminate its relationship with any of the Transferred Businesses.

(c) AMC-23 Suppliers. Schedule 4.23(c) sets forth as of the date of this Agreement, a list, true and correct in all material respects, of all suppliers of the AMC-23 Business to whom SES and its Affiliates made payments in excess of €1,000,000 to the extent relating exclusively to the AMC-23 Business during the 12 months ending December 31, 2006 (each, an “AMC-23 Major Supplier”) and the dollar amount of payments made to each AMC-23 Major Supplier in such 12-month period. As of the date of this Agreement, no AMC-23 Major Supplier has, since December 31, 2005, (i) given written notice to SES or any of its Affiliates that it intends to terminate its relationship with SES or its Affiliates with respect to the AMC-23 Business, or (ii) threatened in writing to terminate its relationship with SES or any of its Affiliates with respect to the AMC-23 Business.

(d) As of the date of this Agreement, no party to a Broadband Satellite Internet Access Service Agreement with Satlynx or any of its Subsidiaries who has made payments in excess of €1 million in the year ending December 31, 2006 has, since January 1, 2006 (i) given written notice to Satlynx or its Subsidiaries that it intends to terminate its relationship therewith, or (ii) threatened in writing to terminate its relationship with Satlynx or its Subsidiaries.

Section 4.24 Government Contracts.

In connection with the Transferred Businesses:

(a) Since January 1, 2003, (i) neither any Transferred Entity nor, with respect to the AMC-23 Business, SES or any of its Affiliates, has been debarred or suspended from participation in the award of Contracts by a Governmental Entity; and (ii) to the knowledge of SES, there exist no facts or circumstances that would reasonably warrant the institution of suspension or debarment proceedings or the finding of nonresponsibility or ineligibility on the part of any Transferred Entity.

(b) Neither any Transferred Entity nor, with respect to the AMC-23 Business, SES or any of its Affiliates or, to the knowledge of SES, any of the directors, officers, employees, consultants or agents of any Transferred Entity is, or since January 1, 2003 has been, under any Governmental Investigation, indictment or information by any Governmental Entity with respect to any alleged act or omission arising under or relating to any Government Contract or Government Subcontract.

(c) Since January 1, 2003, (i) to the knowledge of SES, all test and inspection results provided by any Transferred Entity or, with respect to the AMC-23 Business, SES or any of its Affiliates to any Governmental Entity pursuant to any Government Contract or Government Subcontract or to any other Person pursuant to a Government Contract or Government Subcontract were complete and correct in all material respects as of the date so provided and (ii) the Transferred Entities and SES and its Affiliates with respect to the AMC-23 Business, have complied in all material respects with respect to the provision of such test and inspection results to any Governmental Entity or to any other Person pursuant to a Government Contract or Government Subcontract as required by applicable Law and the terms of the applicable Government Contract or Government Subcontract.

Section 4.25 Brokers.

No Person has acted directly or indirectly as a broker, finder or financial advisor for SES or the SES Entities in connection with the negotiations relating to or the transactions contemplated by this Agreement, and no Person is entitled to any fee or commission or like payment in respect thereof based in any way on any agreement, arrangement or understanding made by or on behalf of SES, except for any Person, the fees of which will be paid solely by SES and its Affiliates (other than Splitco).

Section 4.26 AsiaSat.

(a) To the knowledge of SES, neither AsiaSat’s Annual Report on Form 20-F filed with the SEC on June 19, 2006 nor the Current Report on Form 6-K filed with the SEC on August 25, 2006 (including in each case exhibits and all other information incorporated by reference therein) (collectively, the “AsiaSat Filings”), contained, when filed (and, if amended, superseded or supplemented by a filing made prior to the date hereof, then on the date of such filing), any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the knowledge of SES, there are no Liabilities of AsiaSat of a nature required to be reflected on a balance sheet prepared in accordance with accounting principles generally accepted in Hong Kong, other than any such Liabilities (i) reflected or reserved against on the financial statements contained in the AsiaSat Filings or the notes thereto, (ii) incurred since December 31, 2005 in the ordinary course of business consistent with past practice, or (iii) that would not, individually or in the aggregate, reasonably be expected to have an SES Material Adverse Effect.

(b) To the knowledge of SES, since June 30, 2006, there has not been any change, effect, or circumstance with respect to AsiaSat and its Subsidiaries, taken as a whole, that has had, or could reasonably be expected to have, individually or in the aggregate, an SES Material Adverse Effect.

Section 4.27 Disclaimer.

EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE 4, THE CERTIFICATES DELIVERED PURSUANT TO SECTION 8.2 OF THIS AGREEMENT, THE ANCILLARY AGREEMENTS, AND THE CERTIFICATES DELIVERED IN CONNECTION WITH THE ANCILLARY AGREEMENTS, NEITHER SES NOR ANY OTHER PERSON MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO SES, ITS SUBSIDIARIES, ITS AFFILIATES, THE TRANSFERRED BUSINESSES OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND SES DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY SES OR ANY OF ITS AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE 4, THE CERTIFICATES DELIVERED PURSUANT TO SECTION 8.2 OF THIS AGREEMENT, THE ANCILLARY AGREEMENTS, AND THE CERTIFICATES DELIVERED IN CONNECTION WITH THE ANCILLARY AGREEMENTS, SES HEREBY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO THE GE ENTITIES OR ITS AFFILIATES OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO THE GE ENTITIES BY ANY DIRECTOR, OFFICER, EMPLOYEE, AGENT, CONSULTANT, OR REPRESENTATIVE OF SES OR ANY OF ITS AFFILIATES). SES MAKES NO REPRESENTATIONS OR WARRANTIES TO THE GE ENTITIES REGARDING THE PROBABLE SUCCESS OR PROFITABILITY OF THE TRANSFERRED BUSINESSES.

ARTICLE 5.

REPRESENTATIONS AND WARRANTIES OF THE GE ENTITIES

Each of the GE Entities hereby represents and warrants to SES as follows:

Section 5.1 Organization and Standing.

Each of the GE Entities and Parent is (a) a corporation duly organized, validly existing and duly qualified or licensed and in good standing under the Laws of the state or jurisdiction of its organization with full corporate power and authority to own, lease, use and operate its properties and to conduct its business, and (b) duly qualified or licensed to do business and is in good standing in any other jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates requires it to so qualify, be licensed or be in good standing, except where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, have a GE Material Adverse Effect. “GE Material Adverse Effect” means any change, effect, event or circumstance that is materially adverse to (i) the ability of the GE Entities to perform their obligations under this Agreement and the Ancillary Agreements substantially as contemplated hereby, or (ii) the ability of the parties to consummate the transactions contemplated hereby and thereby (including obtaining any necessary consents or authorizations).

Section 5.2 Corporate Power and Authority.

Each of the GE Entities and Parent has all requisite corporate power and authority to enter into and deliver this Agreement and to consummate the transactions contemplated hereby. Each of the GE Entities and Parent has all requisite corporate power and authority to execute and deliver the Ancillary Agreements and the other agreements, documents and instruments to be executed and delivered by it in connection with this Agreement or the Ancillary Agreements and to consummate the transactions contemplated thereby. The execution, delivery and performance of this Agreement by each of the GE Entities and Parent and the consummation by each of the GE Entities and Parent of the transactions contemplated hereby, including the redemption of the Class C Shares, and the execution, delivery and performance of the Ancillary Agreements and the other agreements, documents and instruments to be executed and delivered in connection with this Agreement or the Ancillary Agreements by each of the GE Entities and Parent and the consummation of the transactions contemplated thereby, have been duly authorized by all necessary action on the part of each of the GE Entities and Parent, and no additional corporate action or corporate proceeding on the part of the GE Entities is necessary to authorize the execution, delivery and performance by the GE Entities of the Agreement and the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of the GE Entities and Parent and constitutes the legal, valid and binding obligation of each of the GE Entities and Parent, enforceable against each of the GE Entities and Parent in accordance with its terms. The Ancillary Agreements and the other agreements, documents and instruments to be executed and delivered by each of the GE Entities in connection with this Agreement or the Ancillary Agreements at the Closing will be duly executed and delivered by each of the GE Entities and will constitute the legal, valid and binding obligations of each of the GE Entities, enforceable against each of the GE Entities in accordance with their respective terms.

Section 5.3 Conflicts; Consents and Approvals.

The execution and delivery by the GE Entities and Parent of this Agreement does not, the execution and delivery by the GE Entities and Parent and each of their Affiliates of each Ancillary Agreement to which it is, or is specified to be, a party will not, and the performance by the GE Entities and Parent and each of their Affiliates of this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party and the consummation of the transactions contemplated hereby and thereby and compliance by the GE Entities and Parent and such Affiliates with the terms of this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Encumbrance upon the assets of any GE Entity or Parent under any provision of (i) the certificate of incorporation, bylaws or any comparable governing documents of any of the GE

Entities, Parent or any Affiliate of the GE Entities or Parent that is, or is specified to be, a party to any of the Ancillary Agreements or any other agreements or instruments to be executed and delivered in connection therewith, (ii) any Contract or Permit to which any GE Entity or Parent is a party or by which any of their respective properties or assets is subject or (iii) (assuming compliance with the matters set forth in the next sentence of this Section 5.3) any material Judgment or applicable Law applicable to any GE Entity or Parent or their respective properties or assets, other than, in the case of clause (ii) above, any such items that, individually or in the aggregate is not reasonably expected to have a GE Material Adverse Effect. No consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to any GE Entity or Parent in connection with the execution, delivery and performance of this Agreement or any Ancillary Agreement to which it is, or is specified to be, a party or the consummation of the transactions contemplated hereby and thereby, other than in connection with (A) compliance with and filings under the HSR Act, (B) the written consent of the FCC under the FCC Rules, (C) such other consents, approvals, orders, authorizations, notifications and permits as are set forth on Schedule 4.4 or described in Section 8.1(b)(iii), (D) notification and consents under, and compliance with, export and reexport control requirements and sanctions measures administered by the U.S. Department of Commerce, U.S. Department of State and U.S. Department of Treasury, including provisions and conditions of outstanding export licenses and other approvals, (E) governmental notifications and approvals required for transfer of Contracts with Governmental Entities, if any, (F) those, if any, that may be required solely by reason of the participation of SES or the SES Entities (as opposed to any other domestic or foreign third person) in the transactions contemplated hereby and by the Ancillary Agreements, and (G) other consents, registrations, declarations or filings that the failure of which to obtain or make, individually or in the aggregate, is not reasonably expected to have a material adverse effect on GE’s ability to, in a timely manner, perform its obligations under this Agreement or the Ancillary Agreements or consummate the transactions contemplated hereby and thereby.

Section 5.4 Class C Shares.

As of the date hereof, CFE owns a total of 98,653,542 Class C Shares and GCEH owns a total of 4,496,358 Class C Shares. As of the Closing, each of the GE Entities will have good and valid title to such Class C Shares, free and clear of all Encumbrances (except for Encumbrances created by this Agreement and SES’s organizational documents). Upon delivery to SES of the GE Stock Deliverables, in accordance with the terms of this Agreement, and subject to the registration of the transfer of the Class C Shares in the register of SES, SES shall acquire good and valid title to such shares, free and clear of any Encumbrances, other than Encumbrances created by SES or any of its Subsidiaries.

Section 5.5 Brokers.

No Person has acted directly or indirectly as a broker, finder or financial advisor for the GE Entities or any of their respective Affiliates in connection with the negotiations relating to or the transactions contemplated by this Agreement, and no Person is entitled to any fee or commission or like payment in respect thereof based in any way on any agreement, arrangement or understanding made by or on behalf of either of the GE Entities, except for any Person, the fees of which will be paid solely by the GE Entities or their Affiliates.

Section 5.6 Absence of Litigation; Compliance with Laws.

(a) No Proceeding is pending or, to the knowledge of the GE Entities, threatened that seeks to, or would reasonably be expected to, materially impair or delay the ability of the GE Entities to consummate the transactions contemplated by, or to perform their respective obligations under, this Agreement and the Ancillary Agreements.

(b) None of the GE Entities is in violation of any Laws or Judgments applicable to it or by which any of its material assets is bound or affected, except for violations the existence of which would not reasonably be expected to materially impair or delay the ability of the GE Entities to consummate the transactions contemplated by, or to perform its obligations under, this Agreement or the Ancillary Agreements.

(c) The GE Entities are legally, financially and otherwise qualified to have an ownership interest in an FCC licensee, to control a company that acquires, owns and operates the AMC-23 Transferred Assets and to otherwise perform their obligations under this Agreement and the Ancillary Agreements.

Section 5.7 Securities Matters.

The Splitco Shares are being acquired by the GE Entities for their own account and without a view to the public distribution or sale of the Splitco Shares or any interest in them. The GE Entities have sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Splitco Shares, and are capable of bearing the economic risks of such investment, including a complete loss of their investment in the Splitco Shares. The GE Entities understand and agree that they may not sell or dispose of any of the Splitco Shares other than pursuant to a registered offering in compliance with, or in a transaction exempt from, the registration requirements of the applicable securities Laws.

Section 5.8 Disclaimer.

EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE 5, THE CERTIFICATES DELIVERED PURSUANT TO SECTION 8.3 OF THIS AGREEMENT, THE ANCILLARY AGREEMENTS, AND THE CERTIFICATES DELIVERED IN CONNECTION WITH THE ANCILLARY AGREEMENTS, NEITHER THE GE ENTITIES NOR ANY OTHER PERSON MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO THE GE ENTITIES, THEIR SUBSIDIARIES, AFFILIATES, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND THE GE ENTITIES DISCLAIM ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY THE GE ENTITIES OR ANY OF THEIR AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE 5, THE CERTIFICATES DELIVERED PURSUANT TO SECTION 8.3 OF THIS AGREEMENT, THE ANCILLARY AGREEMENTS, AND THE CERTIFICATES DELIVERED IN CONNECTION WITH THE ANCILLARY AGREEMENTS, THE GE ENTITIES HEREBY DISCLAIM ALL LIABILITY AND RESPONSIBILITY FOR ANY

REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO SES OR ITS AFFILIATES OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO SES BY ANY DIRECTOR, OFFICER, EMPLOYEE, AGENT, CONSULTANT, OR REPRESENTATIVE OF THE GE ENTITIES OR ANY OF THEIR AFFILIATES).

ARTICLE 6.

COVENANTS AND AGREEMENTS

Section 6.1 Agenda and Draft Resolutions.

SES shall use its reasonable best efforts to promptly prepare and distribute to its shareholders an agenda (the “Agenda”) for the EGM which shall contain a draft of the Required Resolutions to be considered by SES shareholders at the EGM (the “Draft Resolutions”). SES shall provide the GE Entities and their legal counsel with reasonable opportunity to comment upon the form and substance of the Agenda and the Draft Resolutions (including any amendments or supplements thereto) prior to distributing such document, amendment or supplement, and SES shall use its reasonable best efforts to incorporate the GE Entities’ reasonable comments into the Agenda and the Draft Resolutions (including any amendments or supplements thereto).

Section 6.2 Shareholder Meeting.

SES shall use its reasonable best efforts to convene the EGM at which shareholders shall consider approval of the Required Resolutions as promptly as reasonably practicable and in any event no later than March 15, 2007.

Section 6.3 Access and Information.

(a) Prior to the Closing, SES shall permit (and shall cause each of its Affiliates to permit) representatives of the GE Entities to have reasonable access during normal business hours and upon reasonable notice to all premises, properties, personnel, books, records, Contracts, commitments, reports of examination and documents in the possession or control of SES or any of its Affiliates or to which SES or any of its Affiliates otherwise has access to the extent, but only to the extent, pertaining to the Transferred Businesses, Splitco, the Equity Interests, Star One, AsiaSat and their respective Subsidiaries as may be necessary to permit the GE Entities, at their sole expense, and in a manner so as not unreasonably to interfere with the normal operations of SES and its Subsidiaries, to make, or cause to be made, such investigation thereof as the GE Entities reasonably deem necessary or advisable in connection with the consummation of the transactions contemplated by this Agreement, and SES shall (and shall cause the SES Entities to) reasonably cooperate with any such investigations; provided, however, that SES and its Affiliates may withhold (i) any document or information that is subject to the terms of a confidentiality agreement with a third party or to non-disclosure obligations under the company policies and business custom governing the conduct of directors and officers of AsiaSat and Star One and their respective Subsidiaries; (ii) any document or information, if such disclosure would violate applicable Law or (iii) such portions of documents or information which are subject to attorney-client privilege and the provision of which, as determined by SES’s counsel, may eliminate the privilege pertaining to such documents, in each case, only after SES and its Affiliates have used reasonable best efforts to enter into arrangements or obtain consents or waivers that would permit SES and its Affiliates to make such document or information available to the GE Entities, but has failed to enter into such arrangements or obtain such consents or waivers (but, subject to requirements of applicable Law, SES shall provide the GE Entities notice of the nature of the information that is so withheld); provided, further, that none of SES, SES’s or its Subsidiaries’ accountants, nor SES’s Subsidiaries or Affiliates shall be obliged to make any work papers available to any person unless and until such person has signed a customary agreement relating to such access to work papers or data in form and substance reasonably acceptable to such auditors or accountants. If so requested by SES, the GE Entities shall enter into a customary joint defense agreement with SES and/or its Subsidiaries with respect to any information to be provided to the GE Entities pursuant to this Section 6.3. No investigation by the GE Entities or their representatives or advisors prior to or after the date of this Agreement (including any information obtained by the GE Entities pursuant to this Section 6.3) shall diminish, obviate or cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or any Ancillary Agreement nor shall the conduct or completion of any such investigation be a condition to any of the GE Entities’ obligations under this Agreement. The GE Entities agree to abide by any safety rules or rules of conduct reasonably imposed by SES, its Subsidiaries or the operator of such properties, as the case may be, with respect to the GE Entities’ access and any information furnished to the GE Entities or its representatives pursuant to this Section 6.3. Notwithstanding anything to the contrary contained herein, but subject to the provisions of Section 6.15, prior to the Closing, without the prior written consent of SES (i) the GE Entities shall not contact any suppliers to, or customers of, SES, its Subsidiaries or their respective Affiliates with respect to the Transferred Businesses (provided that the GE Entities may contact customers of the AMC-23 Business if any such contact is made in the presence of a representative of SES, or otherwise with SES’s consent in writing) and (ii) the GE Entities shall have no right to perform invasive or subsurface investigations of the properties or facilities of any of SES or the SES Entities; it being understood that the GE Entities may conduct or cause to be conducted Phase I reviews of the properties and facilities of Satlynx and its Subsidiaries.

(b) In order to facilitate the resolution of any claims made against or incurred by SES or any of its Affiliates (as they relate to Splitco, the Equity Interests or the Transferred Businesses), for a period of seven (7) years after the Closing or, if shorter, the applicable period specified in the GE Entities’ document retention policy, the GE Entities shall (i) retain the books and records relating to Splitco, the Equity Interests and the Transferred Businesses relating to periods prior to the Closing and (ii) afford the representatives of SES and its Affiliates reasonable access (including the right to make, at SES’s expense, photocopies), during normal business hours, to such books and records; provided, however, that the GE Entities shall notify SES in writing at least 30 days in advance of destroying any such books and records prior to the seventh anniversary of the Closing Date in order to provide SES the opportunity to copy such books and records in accordance with this Section 6.3(b).

Section 6.4 Conduct of Transferred Businesses.

(a) SES covenants and agrees that, from and after the date hereof until the Closing, except as otherwise expressly contemplated by this Agreement or as consented to in writing by the GE Entities (which consent shall not be unreasonably withheld or delayed), it shall, and shall cause its Affiliates to, conduct the Transferred Businesses only in the Ordinary Course of Business. SES shall use its reasonable best efforts, and shall cause its Affiliates to use their reasonable best efforts, to (i) preserve the Transferred Businesses’ respective relationships with customers, suppliers and other persons with whom the Transferred Businesses have significant business relations to the end that their respective goodwill and ongoing business shall not be impaired in any material respect at the Closing Date, (ii) keep available the services of the Transferred Employees and (iii) maintain in all material respects (A) all of the AMC-23 Transferred Assets and the assets and properties of the Transferred Entities in their current condition, ordinary wear and tear excepted, and (B) insurance upon all of the assets and properties of Satlynx and its Subsidiaries in such amounts and of such kind comparable to that in effect on the date of this Agreement.

(b) Without limiting the generality of Section 6.4(a), SES agrees that, except as expressly permitted or required by the terms of this Agreement or as consented to in writing by the GE Entities (which consent shall not be unreasonably withheld or delayed (other than as to clauses (i), (ii), (iii), (vii), (viii) and (ix), as to which consent may be withheld in the sole discretion of the GE Entities)), and other than as provided herein or in the Ancillary Agreements, SES shall not, and shall not permit any of its Affiliates to, directly or indirectly do any of the following:

(i) permit or allow any of the AMC-23 Transferred Assets or the respective assets or properties of any Transferred Entity (collectively, “X Assets”) to become subjected to any Encumbrance other than Permitted Encumbrances;

(ii) (A) except as provided in Section 6.9(c), cause or permit Satlynx to declare or pay any dividend or distribution to its shareholder(s) or (B) cause or permit Satlynx or any of its Subsidiaries to incur any indebtedness for borrowed money or issue any debt securities;

(iii) permit or allow any Transferred Entity to acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

(iv) permit or allow Satlynx or its Subsidiaries to acquire any satellite capacity for a term in excess of one year or make or incur any commitment for capital expenditures that, in the aggregate on a cumulative basis, are in excess of the applicable cumulative totals set forth in the capital expenditure plan set forth in Schedule 6.4(b)(iv) (the “Capital Expenditure Plan”) for the periods shown therein;

(v) (A) sell, lease, license or otherwise dispose of any material assets of the Transferred Businesses, except for (i) provisions of satellite transponder services to third-party customers in the Ordinary Course of Business (other than, with respect to the AMC-23 Business, any disposition of transponder services for a term of more than one year or any multi-transponder transaction) and (ii) other dispositions which do not exceed in the aggregate €500,000 and (B) enter into any Contract with respect to the Transferred Businesses with respect to services other than in the Ordinary Course of Business;

(vi) other than in the Ordinary Course of Business, enter into or modify or otherwise amend in any material respect, terminate or cancel any Company Contract or enter into any Contract that would be a Company Contract if in effect on the date hereof (provided that, for purposes of determining the Contracts that constitute “Company Contracts” under this paragraph (vi), the numerical threshold for purposes of paragraphs (iv) and (vi) of Section 4.17(a) shall be €1,000,000);

(vii) with respect to Satlynx and its Subsidiaries, in any material respect, accelerate the collection of any receivables or delay the payment of Liabilities outside of the ordinary course;

(viii) change any tax or accounting practices with respect to Satlynx and its Subsidiaries, except as may be required by changes in Law and applicable accounting standards;

(ix) (A) increase the compensation or benefits for any Transferred Employees whose annual compensation is in excess of €75,000, except for changes that may be required by Law or pursuant to Contracts currently in place with those Transferred Employees that have been disclosed as of the date hereof to the GE Entities, (B) hire any new Transferred Employee who will receive an annual compensation greater than €75,000 and who cannot be terminated with less than 12 months’ notice (without penalty) or (C) except as required by Law, introduce, amend or terminate a Company Benefit Plan of Satlynx and its Subsidiaries;

(x) amend the charter, bylaws or similar organizational documents of any of the Transferred Entities; or

(xi) authorize any of, or commit or agree to take, whether in writing or otherwise, any of, the foregoing actions.

(c) Except for Communications Permits and Material Company Permits which lapse or expire in the Ordinary Course of the Business, SES shall not, and shall cause its Affiliates not to, surrender, allow to expire or be terminated, modify adversely, forfeit, or fail to renew or extend under regular terms any of the Communications Permits and Material Company Permits or give the FCC or any other Governmental Entity any grounds to institute any Proceeding for the revocation, suspension, or adverse modification of any Communications Permits and

Material Permits. If the FCC or any other Governmental Entity institutes any Proceedings for the suspension, revocation or adverse modification of any Communications Permits and Material Company Permits, then SES and its Affiliates shall use their respective reasonable best efforts to promptly contest such Proceedings and to seek to have such Proceedings terminated in a manner that is favorable to SES and its Affiliates.

(d) Notwithstanding the foregoing clause (c), neither SES nor its Affiliates shall have any obligations that would give rise to a breach of this Agreement insofar as (A) the loss of such Communications Permit and Material Company Permit or pending application is not reasonably expected to have an SES Material Adverse Effect or (B) maintaining such Permit would require an expenditure which would result in a violation of Section 6.4(b)(iv).

(e) SES shall cause its Affiliates to use their reasonable best efforts to enforce their respective rights to protect the transmissions to and from the AMC-23 Satellite and the Ground Stations from harmful interference from other radio communications facilities (existing or proposed), to the extent that such harmful interference is prohibited by FCC Rules or inconsistent with rights accorded the AMC-23 Satellite under the International Telecommunication Union’s radio regulations and shall promptly notify the GE Entities of such actual or threatened harmful interference.

(f) Except as expressly permitted or required by the terms of this Agreement or as consented to in writing by the GE Entities (which consent shall not be unreasonably withheld or delayed), SES shall not, and shall not permit any of its Affiliates to, do any of the following with respect to the Star One Shares and the Bowenvale Shares:

(i) Except as set forth on Schedule 6.4(f), take any action as a holder of the Star One Shares or as a party to the Star One Shareholders Agreement (including by (i) the exercise of voting rights and (ii) causing any SES designee on the board of directors of Star One to act in a manner consistent with this paragraph) with respect to actions by Star One which are not in the ordinary course of business and consistent with the past practices of Star One during the preceding twenty-four months;

(ii) take any action as a holder of the Bowenvale Shares or as a party to the Bowenvale Shareholders Agreement (including by (i) the exercise of voting rights and (ii) causing any SES designee on the board of directors of Bowenvale and AsiaSat to act in a manner consistent with this paragraph) with respect to actions by Bowenvale or AsiaSat which are not in the ordinary course of business and consistent with the past practices of Bowenvale or AsiaSat during the preceding twenty-four months;

(iii) amend or waive any term or condition of either (A) the Star One Agreement or (B) the Bowenvale Shareholders Agreement; or

(iv) permit or allow the transfer of any of the Bowenvale Shares or the Star One Shares (other than the purchase by Embratel of the Star One Shares pursuant its right of first refusal under the Star One Shareholders Agreement, if applicable) or the imposition or existence of any Encumbrance on any of those shares (other than the Equity Interest Encumbrances).

(g) SES agrees that, except as expressly permitted or required by the terms of this Agreement or as consented to in writing by the GE Entities (which consent shall not be unreasonably withheld or delayed), SES shall not, and shall not permit any of its Affiliates to, permit or allow the transfer of any of the ORBCOMM Shares or the imposition of existence of any Encumbrance on any of the ORBCOMM Shares (other than the ORBCOMM Lockup Agreement).

(h) SES agrees that, except as expressly permitted or required by the terms of this Agreement or as consented to in writing by the GE Entities (which consent shall not be unreasonably withheld or delayed), SES shall not, and shall not permit any of its Subsidiaries to, amend the certificate of incorporation or bylaws of Splitco.

Section 6.5 Closing Documents.

SES shall, prior to or at the Closing, execute and deliver, or cause to be executed and delivered, to the GE Entities, the documents or instruments described in Sections 2.3 and 8.2 to be delivered by SES or its Affiliates prior to or at the Closing. The GE Entities shall, prior to or at the Closing, execute and deliver, or cause to be executed and delivered to SES, the documents or instruments described in Sections 2.4 and 8.3 to be delivered by the GE Entities prior to or at the Closing.

Section 6.6 Efforts to Consummate; Further Assurances.

(a) Subject to the terms and conditions of this Agreement, each party hereto shall use its reasonable best efforts to take, or to cause to be taken, all actions and to do, or to cause to be done, all things necessary, proper or advisable as promptly as practicable to satisfy the conditions set forth in Article 8 and to consummate the transactions contemplated hereby. The GE Entities agree that their failure to vote their Class C Shares in favor of the Required Resolutions at the EGM would be a breach of their obligations under this paragraph (a). Each party shall cooperate in all reasonable respects with the other party hereto in assisting such party to comply with this Section 6.6.

(b) Subject to the terms and conditions of this Agreement, each party hereto shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with each of the other parties to this Agreement in doing, all things necessary, proper or advisable under applicable Law to consummate and make effective the Redemption and the other transactions contemplated by this Agreement, as promptly as practicable, including (but in all events subject to the exceptions herein): (i) defending Proceedings challenging this Agreement or any of the transactions contemplated by this Agreement, including seeking to have any such stay or temporary restraining order or injunction vacated and reversed; (ii) taking all reasonable actions necessary to cause the conditions precedent in Article 8 to be satisfied; (iii) taking all reasonable actions necessary to obtain all necessary consents, approvals, written permissions, confirmations and waivers from third parties, including any Governmental Entity; and (iv) executing and delivering any additional instruments reasonably necessary to consummate the transactions contemplated by this Agreement.

(c) In furtherance and without limitation to the foregoing, SES shall use its reasonable best efforts, and shall cause its Affiliates to use their reasonable best efforts, to cause the Permits to be transferred to Splitco, so that it may operate the Transferred Businesses and the Transferred Entities as of the Closing Date in compliance with all applicable Laws, including Environmental Laws.

(d) SES shall, and shall cause its Affiliates to use reasonable best efforts to cooperate with the GE Entities in connection with remedying any failure by any of the Transferred Businesses or any of the Transferred Entities to be in material compliance with any material Law applicable to any such Transferred Business and Transferred Entities.

(e) Each Stockholder hereby agrees, at any time prior to the Termination Date, and except as contemplated hereby, not to (i) tender any Class C Shares into any tender or exchange offer, (ii) sell (constructively or otherwise), transfer, pledge, hypothecate, grant, encumber, assign or otherwise dispose of (collectively “Transfer”), or enter into any contract, option, agreement or other arrangement or understanding with respect to the Transfer of any of the Class C Shares or Beneficial Ownership (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended) or voting power thereof or therein (including by operation of law), (iii) grant any proxies or powers of attorney, deposit the Class C Shares into a voting trust or enter into a voting agreement with respect to the Class C Shares. Any Transfer in violation of this provision shall be void.

Section 6.7 Government Approvals; Reasonable Best Efforts.

(a) As promptly as practicable following execution of this Agreement, each of SES and the GE Entities shall make all filings necessary to obtain the consents of, or provide notice to, Governmental Entities necessary or appropriate in connection with the consummation of the transactions contemplated hereby and by the Ancillary Agreements (the “Governmental Approvals”), including filing or causing to be filed, in substantial compliance with the applicable legal requirements: (i) with the U.S. Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form, if any, required for the transactions contemplated hereby and any supplemental information requested in connection therewith pursuant to the HSR Act (the “HSR Filing”), (ii) with any other applicable Governmental Entity, all required notifications and any other filings under the Antitrust Laws, (iii) with the FCC the applications to obtain its written consent required to consummate the transactions contemplated by this Agreement and the Ancillary Agreements (collectively, the “FCC Consent Application”), (iv) with other Governmental Entities, all required requests for governmental approvals required for transfers of Contracts with Governmental Entities and under Environmental Laws, (v) with non-U.S. Government Entities, all required requests for governmental approvals required to consummate the transactions contemplated by this Agreement and the Ancillary Agreements (collectively, the “Non U.S. Governmental Approvals”), and (vi) with all applicable Governmental Entities, requests for confirmation that no consents, approvals, orders, authorizations, notifications and permits described in Section 8.1(b)(iv) are required or, if required, requests for such consents, approvals, orders, authorizations and permits and making of such notifications. In that regard, each of SES and the GE Entities agree to file the HSR Filing, the FCC Consent Application, and any applications necessary in connection with United States export control matters as promptly as practicable, but in no event shall such filings be made later than 15 business days after the date this Agreement is executed.

(b) Each of the GE Entities, on the one hand, and SES, on the other hand, shall cooperate and use its reasonable best efforts to furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary or appropriate to obtain the Governmental Approvals. The GE Entities and SES shall coordinate with one another as far in advance as is reasonably practicable with respect to all written and oral communications with Governmental Entities in connection with the Governmental Approvals. The GE Entities and SES shall supply each other with copies of all correspondence, filings or communications with Governmental Entities in connection with the Governmental Approvals or memoranda setting forth the substance thereof, keep each other appraised of the status of any communications with, and any inquiries or requests for additional information from, the Governmental Entities in connection with the Governmental Approvals, and comply promptly with any such inquiry or request and shall promptly provide any supplemental information requested by any Governmental Entity in connection with the Governmental Approvals. Any such supplemental information shall be in substantial compliance with the requirements of the applicable Law.

(c) Each party will use its reasonable best efforts to resolve any objections raised by a Governmental Entity with respect to the transactions contemplated hereby (including the Privatization) and thereby under any applicable Law. In the event a Proceeding by a Governmental Entity is instituted challenging the transactions contemplated by this Agreement and the Ancillary Agreements, each party will use its reasonable best efforts to resist or resolve such Proceeding consistent with the terms of this Agreement. Each party will use its reasonable best efforts to take such action as may be required (i) by any Governmental Entity in order to resolve such objections as it may have to the transactions contemplated hereby and thereby or (ii) by any court in any Proceeding challenging the transactions contemplated hereby and thereby in order to avoid the entry of any order which has the effect of preventing the consummation of any of the transactions contemplated hereby or thereby on terms consistent with the terms of this Agreement or which, individually or in the aggregate, are reasonably expected to have an SES Material Adverse Effect. Notwithstanding anything to the contrary contained in this Agreement, in no event shall Parent or any of its Subsidiaries or Affiliates be obligated to propose or agree to accept any undertaking or condition, enter into any consent decree, make any divestiture, accept any operational restriction or take or commit to take any action that would reasonably be expected to limit: (i) the freedom of action of Parent or its Subsidiaries or Affiliates with respect to the operation of, or Parent’s ability to retain, Splitco, Bowenvale, Star One, Satlynx and any Subsidiary of Satlynx or any businesses, product lines or assets thereof, or (ii) Parent’s or its Subsidiaries’ or Affiliates’ ability to retain, own or operate any portion of the businesses, product lines or assets of Parent or any of its Subsidiaries or Affiliates, or alter or restrict in any way the business or commercial practices of Parent or its Subsidiaries or Affiliates or the Company or its Subsidiaries.

(d) In the event that consents, approvals, orders, authorizations, notifications or permits of the U.S. Department of State (“State”) are required pursuant to the International Traffic in Arms Regulations (“ITAR”) in order for Splitco to hold title to the AMC-23 Satellite or otherwise comply with ITAR (“ITAR Authority”) with respect to the AMC-23 Satellite, and any such ITAR Authority has not been granted as of the Closing Date, SES shall cause SES Satellite Leasing Ltd. to hold the title to the AMC-23 Satellite in trust for the benefit of Splitco until such ITAR Authority is obtained, including, without limitation, by maintaining, at Splitco’s sole expense, insurance policies covering the AMC-23 Satellite such that if an AMC-23 Loss occurs after the Closing Date but before title to the AMC-23 Satellite is transferred to Splitco, then Splitco shall be entitled to the same insurance coverage rights with respect to the AMC-23 Satellite as if it held title to the AMC-23 Satellite at the time an AMC-23 Loss occurs or is ongoing. Within 10 days after subsequent issuance of the ITAR Authority, title to the AMC-23 Satellite shall be transferred to Splitco. From the Closing Date until the date that title to the AMC-23 Satellite is transferred to Splitco, Splitco shall: (i) bear the risk of loss of the AMC-23 Satellite; (ii) assume all of the AMC-23 Assumed Liabilities, including those related to the ownership of the AMC-23 Satellite; (iii) be entitled to all revenues generated by the AMC-23 Business and (iv) to the maximum extent permitted by Law in the absence of ITAR Authority, Splitco shall have full operational control over the AMC-23 Satellite, including, without limitation, the exclusive right to market and sell transponder capacity on the AMC-23 Satellite, and, except as qualified herein, all right, title, and interest to the AMC-23 Transferred Assets to be assigned, transferred, conveyed, and delivered to it under Section 3.2 hereof; provided, however, that, prior to the transfer of title to the AMC-23 Satellite to Splitco, SES and Splitco shall act consistently with any Technical Assistance Agreements or other requirements and limitations based on the ITAR required by State and, provided further, in the event that State requires limits to be placed on Splitco’s operational control of the AMC-23 Satellite following the Closing Date but pending ITAR Authority, SES and its Affiliates, including SES Satellite Leasing Ltd., shall exercise any operational control not permitted to be exercised by Splitco in a manner that at all times is in the best interest of, and for the account of, Splitco.

(e) The GE Entities will use their reasonable best efforts (i) to request AsiaSat to make all necessary filings with the Hong Kong Broadcasting Authority for a waiver of condition 10.1 of the broadcasting licenses held by Skywave TV Company and Auspicious Color Limited respectively on an expedited basis to accommodate the Closing prior to the Termination Date, and (ii) to support issuance of such waivers on an expedited basis, including providing relevant information to the Hong Kong Commerce, Industry and Technology Bureau regarding the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 6.8 Notification by the Parties.

Each party hereto shall use its reasonable best efforts as promptly as practicable to inform the other parties hereto in writing if, prior to the consummation of the Closing, it obtains knowledge that any of the representations and warranties made by such party in this Agreement ceases to be accurate and complete in any material respect (except for any representation and warranty that is qualified hereunder as to materiality, SES Material Adverse Effect or GE Material Adverse Effect, as to which such notification shall be given if the notifying party obtains knowledge that such representation and warranty ceases to be accurate and complete in any respect) or that any of the conditions set forth in Article 8 are reasonably likely not to be satisfied prior to the Termination Date. Each party hereto shall also use its reasonable best efforts promptly to inform the other parties hereto in writing if, prior to the consummation of the Closing, it becomes aware of any fact or condition that constitutes, in its reasonable judgment, a breach of any covenant of such party as of the date of this Agreement or that would reasonably be expected to cause any of its covenants to be breached as of the Closing Date. No such notification shall be deemed to have cured any breach of any representation, warranty, covenant or agreement made in this Agreement for any purposes of this Agreement. Notwithstanding anything to the contrary contained in this Section 6.8, no failure to advise the other party of any change or event referred to in the first sentence of this Section 6.8, shall constitute the failure of any condition set forth in Article 8 to be satisfied unless the underlying breach or inaccuracy would independently result in the failure of a condition set forth in Article 8 to be satisfied.

Section 6.9 Intercompany Debt.

SES shall, and shall cause its Affiliates to, take such action as may be necessary so that prior to Closing:

(a) all accounts receivable by Satlynx and its Subsidiaries from SES and its Affiliates (other than Satlynx and its Subsidiaries) and all accounts payable by Satlynx and its Subsidiaries to SES and its Affiliates (other than Satlynx and its Subsidiaries) shall either be paid or netted against each other via the SES groupwide netting system (the “Intercompany Netting”);

(b) Satlynx shall fully fund in cash all Satlynx reserves set forth on Schedule 6.9 (the “Reserves Funding”); and

(c) Satlynx shall pay to SES or its designated Affiliates an amount equal to the aggregate amount of cash and cash equivalents held by Satlynx and its Subsidiaries after effecting the Intercompany Netting and Reserves Funding as set forth in paragraphs (a) and (b) above, which payment shall take the form of a dividend, reduction of Satlynx capital or similar process.

Section 6.10 2006 Annual Dividend Record Date.

SES shall use its reasonable best efforts to fix the record date for the payment of the 2006 annual dividend after the Closing Date; provided that SES shall not be obliged to fix such record date later than April 20, 2007.

Section 6.11 Insurance Policies.

(a) SES shall use its reasonable best efforts, and shall cause its Affiliates to use their reasonable best efforts, to maintain all Insurance Policies (or comparable policies providing substantially similar coverage with respect to the Transferred Businesses) in full force and effect at all times up to and including the Closing Date and shall pay all premiums, deductibles and retro-adjustment billings, if any, with respect thereto covering all periods, and ensuring coverage of the Transferred Businesses, up to and including the Closing Date; provided, however, that notwithstanding the foregoing neither SES nor any of its Affiliates shall be required to maintain any launch insurance policy with respect to the AMC-23 Satellite provided that it provides appropriate in-orbit insurance policy for such satellite (the “In-Orbit Insurance”).

(b) From the date of the Agreement until the Closing Date, SES shall provide, or shall cause its Affiliates to provide, the GE Entities (i) all relevant and material information relating to the operating condition and the fuel and life expectancy of the AMC-23 Satellite and (ii) any notice from any manufacturer of any material defect relating to the AMC-23 Satellite or from any issuer of its intention to exclude the AMC-23 Satellite or any component thereof from coverage under any third-party insurance listed on Schedule 4.19.

(c) Prior to the Closing, SES shall use reasonable best efforts to procure that the In-Orbit Insurance is amended to (i) define the correct Construction and Launch Contract for the AMC-23 Satellite, and (ii) refer to the correct number of “Discrete Paths” for the AMC-23 Satellite in the definition of “Stated Satellite Operational Capability”.

Section 6.12 Confidentiality; Access to Records after Closing.

(a) The parties hereto agree that the provisions of the Confidentiality Agreement shall remain in full force and effect until the Closing Date; after which time the confidentiality obligations under the Confidentiality Agreement shall remain in full force and effect, provided, however, that the GE Entities’ confidentiality obligations shall terminate on the Closing Date in respect of that portion of the Confidential Information (as defined in the Confidentiality Agreement) exclusively relating to the Transferred Businesses, the Transferred Entities, Bowenvale, Star One, AsiaSat or their respective Subsidiaries. If for any reason the Closing does not occur, the Confidentiality Agreement shall nevertheless continue in full force and effect.

(b) SES recognizes that, after the Closing, it may have documents, books, records, work papers and information, whether in written, magnetic, electronic or optical form (collectively, “Records”) which relate to the Transferred Businesses, Transferred Entities, Bowenvale, Star One, AsiaSat or their respective Subsidiaries with respect to the period or matters arising prior to the Closing, including Records pertaining to the AMC-23 Transferred Assets, the AMC-23 Assumed Liabilities and Splitco’s employees, assets and liabilities (the “Business Records”) or other Records relating to the Transferred Businesses, Transferred Entities, Bowenvale, Star One, AsiaSat or their respective Subsidiaries. SES shall not, and shall cause its respective Affiliates not to, use (or take any action to use) Business Records and Confidential Business Information, or portion thereof, that relate exclusively to the Transferred Businesses, Transferred Entities, Bowenvale, Star One, AsiaSat or their respective Subsidiaries, except as provided for in this Agreement or the Ancillary Agreements, or, prior to the Closing, as required in the Ordinary Course of Business, and to preserve the confidentiality of any information contained in the Business Records and Confidential Business Information, or portions thereof, that relate exclusively to Transferred Businesses, the Transferred Entities, Bowenvale, Star One, or any of their respective Subsidiaries and (for so long as it remains nonpublic) to keep such information confidential, subject to any provisions of confidentiality in the Ancillary Agreements. SES further recognizes that the GE Entities or their Affiliates may need access to such Business Records and other Records after the Closing. Upon the GE Entities’ or Splitco’s reasonable request SES shall provide the GE Entities or Splitco and their respective employees, representatives and agents access to, and the right to photocopy (at the GE Entities’ or Splitco’s expense), during normal business hours on reasonable advance notice, such reasonably requested Records, provided that such access shall be subject to the provisions of

Section 6.3. SES shall use its reasonable best efforts to maintain all such Records for the same length of time that SES maintains its own Records, or, at SES’s discretion (at SES’s expense) or (at any time) at the GE Entities’ or Splitco’s reasonable request (at the GE Entities’ or Splitco’s expense), transfer any such Records to the GE Entities or Splitco.

(c) Notwithstanding any provision herein to the contrary, from and after the Closing Records pertaining to Taxes shall be governed solely by the Tax Matters Agreement.

Section 6.13 Valuation Results.

GE shall direct the Valuation Firms to each prepare and deliver a report opining on the reasonable range of the fair market values for each of the AMC-23 Business, the Satlynx Shares, the Bowenvale Shares, the Star One Shares, and the ORBCOMM Shares as of the Closing Date. The GE Entities have provided copies of such reports in draft form (“Draft Reports”) to SES. The GE Entities shall direct the Valuation Firms to deliver their final reports (the “Final Reports”) opining on the reasonable range of the fair market values for each of such valued assets as of the Closing Date on or before the Closing Date.

Section 6.14 Cooperation with Respect to Financial Reporting.

Until the third anniversary of the Closing, SES shall, and shall cause the SES Entities to, reasonably cooperate with the GE Entities (at the GE Entities’ expense) in connection with the GE Entities’ preparation of historical financial statements of the Transferred Businesses following the Closing. Until the third anniversary of the Closing, the GE Entities shall, and shall cause Splitco to, reasonably cooperate with SES (at SES’s expense) in connection with SES’s preparation of pro forma and historical financial statements of the Transferred Businesses as may be required following the Closing.

Section 6.15 Customer Introductions.

After the Closing Date, to the extent permitted by applicable Law, SES shall, and shall cause each of the SES Entities, upon the request of the GE Entities at any time, to the extent reasonably practicable, to introduce the GE Entities, or arrange for a personal introduction of the representatives of the GE Entities, to customers and significant vendors to the Transferred Businesses for the purpose of ensuring good customer and vendor relationships following the Closing.

Section 6.16 Satlynx.

(a) For a period of 24 months from and after the Closing Date, SES shall not, and shall cause each of its Affiliates not to, directly or indirectly, cause, induce or encourage any of the customers of Satlynx and its Subsidiaries listed on Schedule 6.16(a) (the “Designated Satlynx Customers”) to which Satlynx and its Subsidiaries currently provide closed user network platform services and/or end-to-end managed enterprise services to terminate or modify any such relationship; provided, however, that this section shall not apply with respect to services for Designated Satlynx Customers as to which the parties negotiating in good faith agree that the quality of such service that could be provided by Satlynx and its Subsidiaries for such Designated Satlynx Customer is demonstrably inferior to that which could be provided by SES and its Affiliates.

(b) Except as provided in Schedule 6.16(b), for a period of 24 months from and after the Closing Date, SES shall not, and shall cause each of its Affiliates not to, directly or indirectly, acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, any business or any corporation, partnership, association or other business organization or division thereof (an “Acquired Business”) that is engaged in the business of providing end-to-end managed enterprise services and/or closed user network platform services in Europe, Africa or the Middle East (the “Covered Business”); provided, however, that this paragraph (b) shall not preclude, prohibit or restrict SES or its Affiliates from completing any acquisition of an Acquired Business that is engaged in the Covered Business if at the time of such acquisition, the gross revenue derived from the Covered Business conducted by the Acquired Business constitutes less than 10% of the gross revenues of such Acquired Business; provided that upon completion of any such acquisition SES shall discuss with the GE Entities in good faith the sale to the GE Entities or an Affiliate thereof of the Covered Business conducted by the Acquired Business at fair market value; provided further that if the acquisition of the business (“Target”) referred to in Schedule 16.6(b) is completed, (i) the GE Entities and their Affiliates shall have the option (on an exclusive basis during the 4 months after such acquisition and on a non-exclusive basis until the 24-month anniversary of the Closing (but not after SES or its Affiliates cease to own the Target)), to purchase the Covered Business conducted by the Target (“Target Covered Business”) at fair market value (to be negotiated by SES and the GE Entities in good faith) and (ii) for a period ending on the earlier of one year after the acquisition of Target and the 24 month anniversary of the Closing, SES shall, and shall cause its Affiliates to, use reasonable best efforts to dispose of (or enter into a binding agreement to dispose of) the Target Covered Business to a third party (at fair market value but no lower price than that offered to the GE Entities and their Affiliates) if the GE Entities or their Affiliates do not elect to purchase the Target Covered Business during such period.

(c) For a period of 24 months from and after the Closing Date, SES shall cause Astra2connect goods and services to be marketed only as broadband equipment and services to wholesalers targeting the residential market or as retail services to the residential market and the home office market, SES not assuming responsibility for how wholesalers might use such equipment and services; provided, however, that the provisions of this paragraph (c) shall terminate at any such time as SES directly or indirectly transfers its interest in Astra2connect to a Person that is not an Affiliate of SES.

(d) For a period of 24 months from and after the Closing Date, (I) SES shall cause ND Satcom AG (“ND Satcom”) and New Skies Satellites B.V. (“New Skies”) to offer to sell to Satlynx equipment and services on a competitive pricing basis under such terms and conditions as Satlynx, ND Satcom and New Skies may agree, and (II) SES shall cause its appropriate Affiliate to offer to sell to Satlynx Astra2connect equipment and services on a competitive pricing basis under such terms and conditions as Satlynx and such Affiliate may agree; provided, however, that the provisions of this paragraph (d) (i) shall not require SES (with respect to Astra2connect), ND Satcom or New Skies to offer Satlynx most favored nation provisions with respect to such purchases of equipment or such services and (ii) shall terminate at any such time as SES directly or indirectly transfers its interest in Astra2connect, New Skies or ND Satcom to a

Person that is not an Affiliate of SES. Following the date hereof and prior to the Closing, SES and the GE Entities shall negotiate in good faith the pricing schedule (which shall be on a competitive pricing basis) that shall apply for a period of two (2) years following the Closing Date to the Astra2connect, ND Satcom and New Skies equipment and services proposed to be sold hereunder; provided that the parties acknowledge that it may not be practicable to agree to such schedule prior to Closing with respect to Astra2connect equipment and services.

(e) The parties shall comply with the provisions of Schedule 6.16(e) hereto.

Section 6.17 Non-Solicitation of Certain Customers.

For a period of 24 months from and after the Closing Date, SES shall not, and shall cause each of its Affiliates not to, directly or indirectly, cause, induce, encourage or solicit any of the customers of the AMC-23 Business listed on Schedule 6.17 (the “Designated Customers”) to utilize transponder capacity under satellites that are directly or indirectly owned, leased or controlled by SES or an Affiliate of SES (“Designated Satellites”) in lieu of utilizing transponder capacity under the AMC-23 Satellite which such Designated Customer may at such time be utilizing under the Contracts listed on such Schedule 6.17 next to such Designated Customer’s name (as such Contracts may be amended or modified from time to time); provided, however, that this section shall not apply with respect to services for Designated Customers as to which the parties negotiating in good faith agree prior to any approach to the customers that the quality of such service that could be provided by the AMC-23 Satellite for such Designated Customer is demonstrably inferior to that which could be provided by the Designated Satellite. For the Designated Customers whose service contracts for the AMC-23 Satellite are through Americom Government Services, Inc. and are so designated on Schedule 6.17, SES will act in good faith and will reasonably cooperate with Splitco (provided that Splitco shall reimburse SES for any extraordinary costs and expenses incurred by SES in connection with such cooperation) to renew such Contracts so designated on such schedule each time they expire and to continue service thereunder on the AMC-23 Satellite (provided that the requirements under such Contract can be satisfied with the AMC-23 Satellite) until expiration of the useful life of the AMC-23 Satellite.

Section 6.18 Non-Solicitation of Employees.

For a period of two (2) years from and after the Closing Date, SES shall not, and shall cause each of its Affiliates not to, without the prior written consent of the GE Entities, directly or indirectly, cause, solicit, induce or encourage any employees of any of the Transferred Businesses to leave such employment or hire, employ or otherwise engage any such individual; provided, however, that SES and its Affiliates may employ or hire any such Person who is terminated or otherwise discharged by the Transferred Businesses; and provided, further, that nothing in this Section 6.18 shall prohibit SES or any of its Affiliates from employing or hiring any Person who contacts SES or any of its Affiliates on his or her own initiative without solicitation, other than a general solicitation to the public or general advertising. Nothing contained in this Section 6.18 shall restrain SES’s and its Affiliates’ ability to engage in a general solicitation to the public or a general advertising. This Section 6.18 shall constitute the only covenant in this Agreement regarding the non-solicitation of employees and no additional covenants regarding the non-solicitation of employees shall be implied in any other Section of this Agreement.

Section 6.19 Leuk.

(a) As promptly as practicable after the date hereof, the GE Entities will propose a reduction in Leuk’s workforce (the “Leuk Workforce Reduction”) to a number of employees (being not less than twenty) to be agreed to by SES and the GE Entities (the “Proposed Headcount Number”). Should no such agreement be reached within 30 days following the date hereof, the Proposed Headcount Number shall be deemed to be twenty. The GE Entities will consider whether excess Leuk employees can be transferred to Satlynx or Affiliates of the GE Entities, but will have no obligation to accept any such transfers. In achieving the Proposed Headcount Number, however, the parties shall include any employees accepted by the GE Entities for such transfer who are in fact transferred.

(b) SES shall use reasonable best efforts to negotiate as promptly as practicable, prior to Closing, an agreement with the applicable Swiss Tax authorities to obtain a ruling (the “Swiss Tax Ruling”) terminating the current Swiss tax “holiday” with respect to Leuk, without cost to, or the imposition of limitations, conditions or continuing obligations on, Leuk or any Transferred Entity, and subject to such other terms and conditions as shall be reasonably acceptable to SES and the GE Entities.

(c) Prior to the Closing, SES and its Affiliates shall cause Leuk to initiate the steps to effect a reduction (the “Initial Workforce Reduction”) in Leuk’s workforce to the minimum number of employees consistent with the terms of the Swiss tax “holiday”.

(d) If the Swiss Tax Ruling is obtained prior to the Closing, SES shall cause Leuk to use reasonable best efforts to reduce the Leuk workforce to the Proposed Headcount Number prior to the Closing.

(e) If the Swiss Tax Ruling is not obtained prior to Closing, following Closing SES shall continue to use reasonable best efforts to obtain the Swiss Tax Ruling as promptly as reasonably practicable and subject to such terms and conditions as shall be reasonably acceptable to SES and the GE Entities, and the GE Entities shall cause Splitco and its Subsidiaries to cooperate with SES in connection therewith. The GE Entities agree that SES or its Affiliates shall negotiate the Swiss Tax Ruling after Closing if it has not been obtained prior to Closing. The GE Entities will not knowingly effect any portion of the Leuk Workforce Reduction that would breach the Swiss tax holiday until after the Swiss Tax Ruling is obtained, provided that (i) it is apparent that the Swiss Tax Ruling will ultimately be obtained and (ii) the delay need not extend more than 90 days after the Closing Date. Subject to the preceding sentence, the GE Entities may cause Splitco and its Subsidiaries to reduce employment at Leuk by any number and at any time.

(f) SES shall (i) reimburse the GE Entities for all salary, bonuses, deferred compensation, vacation pay, sick pay, severance or similar expenses incurred by Leuk or any Transferred Entity (A) in connection with the Leuk Workforce Reduction (including the Initial Workforce Reduction) or (B) if the Tax Ruling is not obtained or the Leuk Workforce Reduction is not completed prior to Closing, continuing the employment following the Closing Date of any Leuk employees in excess of the Proposed Headcount Number and (ii) without duplication of the foregoing, from and after the Closing Date, defend and indemnify the GE Indemnitees against, and hold each such GE Indemnitee harmless to the fullest extent permitted by law from, any Losses asserted against, imposed upon, or suffered or incurred by such GE Indemnitee resulting from or arising out of the Swiss tax “holiday” or the failure of SES to terminate it as required hereby; provided that (A) SES’s obligations under clause (i) of this paragraph shall not exceed in the aggregate an amount equal to €2,000,000 minus the amount of any Leuk funded reserves related to severance or similar payments, and (ii) SES shall not be required to reimburse the GE Entities under this paragraph for severance payments made to any Leuk employees who transfer to Satlynx or other Affiliates of the GE Entities, and (iii) any Taxes resulting from the Leuk Workforce Reduction shall be governed by the Tax Matters Agreement.

(g) Notwithstanding anything to the contrary contained in this Agreement (including Article 10 hereof), for a period of six years following the direct or indirect transfer of Leuk to Splitco, SES shall promptly reimburse the GE Entities for any reasonable expenses actually incurred by or on behalf of Leuk to complete the restoration of the real property listed on Schedule 6.19(g) to the extent such restoration is required by applicable Swiss Law or local business practice; provided that SES shall not be required to make aggregate payments under this paragraph (g) in excess of €4,500,000.

Section 6.20 103 Degree EL Orbital Position.

For a period of five (5) years after the Closing, SES (i) shall not and shall cause its Affiliates not to operate a satellite or authorize any third party to operate a satellite in either C or Ku band under the satellite network filed at the ITU as LUX-G4-24 at the 103° E L orbital location, and (ii) at the reasonable direction of (and in respect of third-party costs, for the account of) Splitco, shall use reasonable efforts and shall cause its Affiliates to use reasonable efforts to request the Luxembourg Administration (A) to maintain the LUX-G4-24 filing in C and Ku bands at the ITU for the benefit of the GE Entities or any other entity identified in writing to SES by the GE Entities, and (B) to withhold agreement (unless requested otherwise by GE) to any filing by a third party which could cause harmful interference in C and Ku bands to the LUX-G4-24 satellite network and which requires the agreement of the Luxembourg Administration.

Section 6.21 [Reserved]

Section 6.22 Employee Agreements; Employee Benefit Plans.

(a) As of the Closing, the GE Entities agree to, or to cause an Affiliate of the GE Entities to, continue to employ all of the Transferred Employees listed on Schedule 1.1(e) (the “AMC-23 Employees”) who accept a transfer of employment to the GE Entities. For a period of at least one year following the Closing (or for such longer period as required by applicable Law), each AMC-23 Employee shall be entitled to receive while in the employ of the GE Entities or their Affiliates at least substantially comparable salary, wages, incentive compensation and bonus opportunities, employee benefits and terms and conditions of employment, taken as a whole, as are provided to the GE Entities’ similarly situated employees.

(b) To the extent that service is relevant for purposes of eligibility and vesting (and, in order to calculate the amount of any vacation, sick days, severance, layoff and similar benefits, but not for purposes of pension benefit accruals) under any retirement plan, employee benefit plan, program or arrangement established or maintained by the GE Entities or any of their Affiliates for the benefit of the AMC-23 Employee, such plan, program or arrangement shall credit such AMC-23 Employee for their service with the SES Entities and their predecessors in addition to service earned with the GE Entities or any of their Affiliates after the Closing.

(c) The GE Entities shall, and shall cause their Affiliates to, waive limitations on benefits relating to any preexisting conditions of the AMC-23 Employee and their eligible dependents. The GE Entities shall also recognize, and cause their Affiliates to recognize, for purposes of annual deductible and out-of-pocket limits under its health and dental plans, deductible and out-of-pocket expenses paid by AMC-23 Employee and their respective dependents under SES’s or its Affiliates’ health and dental plans in the calendar year in which the Closing occurs.

Section 6.23 Parent Covenant.

Parent hereby agrees to cause the GE Entities and Splitco (following the Closing) and their permitted assigns and their respective successors to timely comply with and perform all of such GE Entities’ and Splitco’s obligations under this Agreement and the Ancillary Agreements. In the event that either GE Entity or Splitco (following the Closing) is for any reason incapable of complying with and performing its respective obligations under this Agreement in a timely manner, Parent will comply with and perform such obligation or cause another of its Subsidiaries as designated by Parent to comply with and perform such obligations.

Section 6.24 Leuk Teleport Utilization.

(a) From the Closing Date through December 31, 2008, SES shall cause SES Americom Inc. (“Americom”) and New Skies to provide activity to Leuk up to the level agreed in the Framework Services Agreement, dated as of December 1, 2006, by and between Americom and Satlynx (“Americom Agreement”). Prior to the Closing Date, SES shall procure that Satlynx and Americom amend the Americom Agreement to provide for termination by either party at the end of any “Term” (as such term is defined in the Americom Agreement) provided that notice is received no later than 30 days prior to the end of the applicable Term.

(b) Prior to the Closing Date SES shall procure that Satlynx and New Skies enter into an agreement (“New Skies Agreement”) pursuant to which New Skies shall provide teleport activity to Satlynx consistent with the terms set forth in the letter agreement, dated February 6, 2007 between Leuk and New Skies, and from the Closing Date through December 31, 2008, SES shall cause New Skies to provide activity to Leuk up to the level agreed in the New Skies Agreement.

Section 6.25 Amendment of Certain Satlynx Agreements.

On or prior to the Closing Date, SES shall cause its Affiliates to amend the agreement identified in Schedule 6.25 solely to provide Satlynx with the ability to terminate such agreement upon 6 months’ written notice without cause or penalty, provided that such notice shall be delivered no earlier than January 1, 2008.

Section 6.26 Dividends.

(a) Prior to the Closing Date, SES shall, and shall cause its Affiliates to cooperate with any reasonable requests from the GE Entities to request AsiaSat to utilize its available cash in a manner that would allow the value thereof to be treated as a Non-Investment Asset.

(b) Following the Closing, the GE Entities shall, or shall cause their Affiliates (including Splitco), to pay to SES, any Subsidiary thereof, or its designee, the amount of any dividend listed on Schedule 1.1(a) that is received by Splitco or a Transferred Entity after the Closing Date, reduced by only such withholding taxes as would have been withheld by the payor of any such dividend absent the Redemption. Such payment shall be made to SES or its designee promptly, and in any event within five (5) Business Days after any such dividend has been received by Splitco or a Transferred Entity, by wire transfer of immediately available funds to an account designated in writing by SES.

Section 6.27 Release of Guarantees; Intercompany Agreements.

(a) At or prior to the Closing, the GE Entities shall arrange for substitute guarantees of the GE Entities to replace (i) the guarantees entered into by or on behalf of SES or any of its Affiliates in connection with the Transferred Businesses that are set forth on Schedule 6.27(a) (together, the “Company’s Guarantees”) that are outstanding as of the date of this Agreement. The GE Entities shall indemnify, defend and hold harmless SES and its Affiliates against, and reimburse SES and its Affiliates for, any and all amounts paid, including costs or expenses in connection with such Company Guarantees, whether or not any such Company Guarantee is required to be performed, and shall in any event promptly and fully reimburse SES to the extent any Company Guarantee is called upon and SES or its Affiliates make any payment under such Company Guarantee.

(b) Prior to Closing, SES shall, and shall cause each of its Affiliates, to terminate all arrangements or understandings between SES or any of its Affiliates (other than the Transferred Entities), on the one hand, and Satlynx or its Subsidiaries, or, with respect to the AMC-23 Business, SES or any of its Affiliates, on the other hand, other than those arrangements listed on Schedule 2.3(i); provided, however, that no cost will be incurred by Satlynx or its Subsidiaries or for the account of the AMC-23 Business in respect of such terminations.

Section 6.28 Corporate Name.

The GE Entities acknowledge that, from and after the Closing Date, SES shall have the absolute and exclusive proprietary right to all names, marks, trade names and trademarks (collectively “Names”) incorporating “SES”, “New Skies”, “Astra” or “Americom” by itself or in combination with any other Name, and that none of the rights thereto or goodwill represented thereby or pertaining thereto are being transferred hereby or in connection herewith. The GE Entities agree that from and after the Closing Date they will not, nor will they permit any of their Affiliates to, use any name, phrase or logo incorporating “SES”, “New Skies”, “Astra” or “Americom” in or on any of their literature, sales materials or products or otherwise in connection with the license, lease or sale of any products or services; provided, however, that the GE Entities and their Affiliates may continue to use any printed literature, sales materials, purchase orders and sales, maintenance or license agreements that bear a name, phrase or logo incorporating “SES”, “New Skies” or “Americom” (as limited by any existing agreements SES may have with third parties) until the supplies thereof existing on the Closing Date have been exhausted, but in any event for not longer than 90 days from the Closing Date. With respect to the printed purchase orders and sales, maintenance or license agreements referred to in the preceding sentence, from and after the Closing Date the GE Entities and their Affiliates shall sticker or otherwise mark such documents as necessary in order to indicate clearly that neither SES nor any of its Affiliates is a party to such documents. From and after the expiration of such 90-day period, the GE Entities and their Affiliates shall cease to use any such literature and sales materials, delete or cover (as by stickering) any such name, phrase or logo from any item that bears such name, phrase or logo and take such other actions as may be necessary or advisable clearly and prominently to indicate that neither the GE Entities nor any of their Affiliates is affiliated with SES or any of its Affiliates. Promptly following the Closing, the GE Entities shall cause to be changed the corporate names of the Transferred Entities to names that do not include the Names “SES”, “New Skies”, “Astra” or “Americom”, and shall cause the AMC-23 Satellite’s name and designation to be changed so as not to include the word “AMC”.

Section 6.29 Bulk Transfer Laws.

The GE Entities hereby waive compliance by SES with the provisions of any so-called “bulk transfer laws” of any jurisdiction in connection with the sale of the AMC-23 Transferred Assets to the GE Entities; provided, however, that SES agrees (i) to pay and discharge when due or to contest or litigate all claims of creditors which are asserted against the GE Entities, Splitco or any of their Affiliates by reason of such noncompliance, (ii) to indemnify, defend and hold harmless the GE Entities, Splitco and their Affiliates from and against any and all such claims in the manner provided in Article 10 and (iii) to take promptly all necessary action to remove any Encumbrance which is placed on Splitco or its assets by reason of such noncompliance.

Section 6.30 Certain Actions.

(a) SES shall, and shall cause its Affiliates to use, their reasonable best efforts to terminate, assign, subcontract or transfer prior to the Closing Date (i) the Contracts described in Schedule 6.30(a) and (ii) any other Contracts, the existence or performance of which would, in the sole discretion of the GE Entities, be unlawful following the Closing as a result of the ownership by the GE Entities of Splitco and thereby of the Equity Interests and AMC-23 Assets and AMC-23 Liabilities, in each case in accordance with applicable Laws and without breaching any of the obligations under such agreements.

(b) At or prior to Closing, SES shall, and shall cause its Affiliates, to use reasonable best efforts to execute in writing the coordination agreements described in Schedule 6.30(b).

(c) Notwithstanding anything to the contrary contained in this Agreement, the parties shall cooperate and use their reasonable best efforts to take such actions as shall be reasonably necessary such that SES and its Affiliates retain, following the Closing, such right under the Construction Agreement as SES and its Affiliates shall require in order to operate the AMC-23 Satellite under the SOS Agreement. “Construction Contract” means the Contract for the Construction of AMC-23 and Options between WorldSat, LLC, and SES Americom, Inc., on the one hand, and Alcatel Space, on the other hand, dated November 1, 2003.

(d) (i) With effect from Closing, SES shall, or shall cause its Affiliates to transfer those rights under the Encryption Agreement pertaining to all portions of the Encryption system residing on the AMC-23 Satellite, if any; and (ii) at or following the Closing, SES shall, or shall cause its Affiliates, at the request of the GE Entities, to transfer those rights under the Encryption Agreement pertaining to those portions of the Encryption system resident on the ground units (which shall include the encryption units) for the AMC-23 Satellite under the Encryption Agreement to Splitco; provided, in the case of clauses (i) and (ii), that the GE Entities provide to SES documentation reasonably satisfactory to SES that the GE Entities have satisfied all required regulatory requirements to effect such assignment, if any. “Encryption Agreement” means the Contract Between SES Americom, Inc. and L-3 Communications Corporation, Telemetry-West for Caribou Decryptor Units and Associated Services for the AMC-23 Program, dated March 1, 2004.

Section 6.31 Star One.

(a) If at the Termination Date all conditions to Closing, other than the ANATEL Condition, have been satisfied or waived (other than those conditions contemplated to be satisfied at, or only capable of being satisfied at, the Closing, but subject to the satisfaction or waiver of those conditions), then the Closing shall occur in accordance with Section 2.1 hereof, except that (i) SES shall not transfer, or cause to be transferred, SES’ or its appropriate Affiliates’ right, title and interest in, to and under the Star One Shares to Splitco (and SES shall not be required to deliver any documents related to such transfer at the Closing), (ii) the Cash Amount shall not be increased by an amount equal to any dividends and distributions (whether in cash or in-kind) received with respect to fiscal 2006 or any later period and paid after November 1, 2006 and prior to the Closing Date by SES or any Affiliate thereof as a result of ownership of an interest in Star One; (iii) the Cash Amount shall be increased by Euro 95,000,000 (as provided for in clause (viii) of the definition of “Cash Amount”), (iv) the Cash Amount that is transferred to Splitco pursuant to Section 3.1 shall be reduced by Euro 95,000,000 (the “Section 6.31 Escrow Amount”) and that amount shall be deposited, or caused to be deposited, by SES in escrow for the benefit of Splitco with the Escrow Agent (as defined in Section 3.11) under the Escrow Agreement (as defined in Section 3.11) and (v) the Cash Amount shall not be increased by the Capital Reduction Amount. The Section 6.31 Escrow Amount, together with any interest accrued thereon, is referred to as the “Section 6.31 Escrow Fund”.

(b) If, within nine (9) months after the Closing Date (i) the ANATEL Condition has been satisfied (the date that is 3 Business Days after such ANATEL Condition has been satisfied is referred to as the “Star One Closing Date”) and (ii) the representations and warranties set forth in Article IV that relate to Star One and its Subsidiaries (but only to the extent that they relate to Star One and its Subsidiaries) are true and correct in all material respects, both when made and as of the Star One Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct in all material respects as of such specified date, then, on the Star One Closing Date: (x) SES shall, or shall cause its Affiliates to assign, transfer, convey and deliver to Splitco, and the GE Entities shall cause Splitco to acquire and accept all of SES’ or its appropriate Affiliates’ right, title and interest in, to and under the Star One Shares, free and clear of all Encumbrances, except for the Equity Interest Encumbrances (the closing of such transfer is referred to as the “Star One Closing”), (ii) SES and Splitco shall cause the Escrow Agent to promptly (A) release and deliver the Section 6.31 Escrow Fund minus the Dividend Amount, to SES and (B) release and deliver an amount equal to the Dividend Amount to Splitco, and (iii) SES shall pay, or cause to promptly be paid to Splitco in cash by wire transfer of immediately available funds to such account or accounts as shall be designated by Splitco, an amount equal to the Capital Reduction Amount. “Dividend Amount” means an amount equal to any dividends and distributions (whether in cash or in-kind) received with respect to fiscal 2006 or any later period and paid after November 1, 2006 and prior to the Closing Date by SES or any Affiliate thereof as a result of ownership of an interest in Star One (other than those dividends listed on Schedule 1.1(a)). If the Star One Closing shall occur, for purposes of all covenants and conditions contained in this Agreement, to the extent (but only to the extent) that any such covenant or condition relates to Star One and its Subsidiaries, (i) the term “Closing Date” shall mean the Star One Closing Date, and (ii) the term “Closing” shall mean the “Star One Closing”, provided that the provisions of this sentence shall not apply to Section 3.11 or the definition of “Cash Amount”.

(c) If the Star One Closing has not occurred prior to the fourth Business Day after the date that is nine (9) months after the Closing Date, then (i) Splitco and SES shall cause the Escrow Agent promptly to transfer any amounts in the Section 3.11 Escrow Fund to the Section 6.31 Escrow Fund pursuant to the Escrow Transfer and release and deliver the Section 6.31 Escrow Fund to Splitco free and clear of all Encumbrances (other than Encumbrances created by the recipient thereof) and (ii) after delivery of such Section 6.31 Escrow Fund to Splitco, neither SES, the GE Entities nor any of their respective Affiliates shall have any liability or obligation hereunder with respect to the Star One Shares.

ARTICLE 7.

TAX MATTERS

Section 7.1 Tax Matters.

In the case of any inconsistency with respect to matters relating to Taxes between this Agreement and the Tax Matters Agreement, the Tax Matters Agreement shall govern such matter.

ARTICLE 8.

CONDITIONS TO CLOSING

Section 8.1 Mutual Conditions.

The respective obligations of each party hereto to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or, if legally permitted, waiver at or prior to the Closing of the following conditions:

(a) The Required Resolutions shall have been approved at the EGM by the Required Vote;

(b) Governmental Approvals.

(i) HSR. The waiting period (and any extensions thereof) under the HSR Act relating to the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, shall have expired or been terminated.

(ii) FCC. The FCC shall have issued orders granting the FCC Consent Application, without conditions, qualifications or other restrictions except those that are customarily imposed in the ordinary course and would not be materially adverse to Splitco and its Subsidiaries after the Closing, and as of the Closing Date such orders shall be in full force and effect and not have been reversed, stayed, enjoined, set aside or suspended.

(iii) Non U.S. Governmental Consents. (A) The Governmental Entities listed in Schedule 8.1(b)(iii) shall have approved, cleared or decided neither to initiate proceedings or otherwise intervene in respect of the transactions contemplated hereby and not to refer the transactions to any other competent Governmental Entity, and to the extent such Governmental Entities have issued Non U.S. Governmental Approvals, they shall have done so without conditions, qualifications or other restrictions, except those of the type that are customarily imposed in the ordinary course and would not be materially adverse to Splitco and its Subsidiaries following the Closing and as of the Closing Date such Non U.S. Governmental Approvals shall be in full force and effect and not have been reversed, stayed, enjoined, set aside or suspended; and (B) ) all Required Antitrust Filings shall have been made with each applicable Government Entity and each such Government Entity shall have, if applicable, approved, cleared or decided neither (x) to initiate proceedings or otherwise intervene in respect of the transactions contemplated hereby nor (y) to refer the transactions to any other competent Governmental Entity. “Required Antitrust Filing” means a filing required under any Antitrust Law that (A) is mandatory and suspensory and (B) becomes necessary either (1) due to a change in Law following the date hereof or (2) as a result of the correction or the addition of any inaccurate or incomplete information that was provided to the GE Entities prior to the date hereof.

(iv) The U.S. Department of State shall have issued such consents, approvals, orders, authorizations, notifications and permits as may be required pursuant to ITAR to (i) transfer the Bowenvale Shares to Splitco and complete the proposed privatization of AsiaSat by certain Affiliates of the GE Entities and CITIC Group (the “Privatization”) and (ii) transfer the AMC-23 Satellite to Splitco. This condition to closing may be invoked by any party hereto irrespective of Section 6.7(d) hereof.

(v) Hong Kong Telecommunications Authority. The Hong Kong Telecommunications Authority shall have provided formal consent or issued such other instrument in a form acceptable to the Securities and Futures Commission as necessary for the purposes of a waiver of compliance with note 4 of rule 26.2 of the Hong Kong Takeovers Code.

(vi) Hong Kong Broadcasting Authority. The Hong Kong Broadcasting Authority shall have provided a waiver of condition 10.1 of the broadcasting licenses held by Skywave TV Company and Auspicious Color Limited respectively, provided that this condition shall apply only if GE shall have complied with its applicable obligations under Section 6.7(e).

(vii) Agencia Nacional de Telecomunicacoes of Brazil. Except as provided in Section 6.31, the Agencia Nacional de Telecomunicacoes of Brazil (“ANATEL”) shall have approved, cleared or decided neither to initiate proceedings nor otherwise intervene in respect of the transactions contemplated hereby and not to refer the transactions to any other competent Governmental Entity, and to the extent ANATEL shall have issued an approval, it shall have done so without conditions, qualifications or other restrictions, except those of the type that are customarily imposed in the ordinary course and would not be materially adverse to Splitco and its Subsidiaries following the Closing and as of the Closing Date such approval shall be in full force and effect and not have been reversed, stayed, enjoined, set aside or suspended (the “ANATEL Condition”).

(c) There shall not be any action, investigation, proceeding or litigation instituted, commenced, pending or threatened by or before any Governmental Entity, nor shall there be any Law or Judgment in effect, that would or is reasonably likely to (i) restrain, enjoin, prevent, prohibit or make illegal the transactions contemplated by this Agreement, (ii) impose limitations on the ability of Parent or its Affiliates effectively to exercise full rights of ownership of all shares of Splitco, (iii) result in a Governmental Investigation or in Governmental Damages being imposed on any Transferred Entity or on Parent or any of its Affiliates, or on Splitco, or on SES or any of its Affiliates, or (iv) restrain, enjoin, prevent, prohibit or make illegal, or impose material limitations on, Parent’s, SES’s or any of their respective Affiliates’ ownership or operation of all or any material portion of the businesses and assets of Splitco, or, as a result of the transactions contemplated by this Agreement and the Ancillary Agreements of either Parent and its Subsidiaries, taken as a whole, or SES and its Subsidiaries taken as a whole.

Section 8.2 Conditions to Obligations of the GE Entities.

The obligations of each of the GE Entities to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver by the GE Entities prior to or at the Closing of each of the following conditions:

(a) The representations and warranties of SES contained in this Agreement and any Ancillary Agreement shall be true and correct both when made and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date, except where the failure to be so true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “SES Material Adverse Effect” set forth therein) would not, individually or in the aggregate, reasonably be expected to have an SES Material Adverse Effect. The GE Entities shall have received certificates signed by authorized officers of SES to such effect.

(b) SES and the SES Entities shall have performed or complied in all material respects with all obligations and covenants required by this Agreement and the Ancillary Agreements to be performed or complied with by SES and the SES Entities by the time of the Closing, and the GE Entities shall have received certificates signed by authorized officers of SES to such effect.

(c) SES shall have received (and they shall continue to be in full force and effect) the consents and waivers described in Schedule 8.2(c) in a form reasonably satisfactory to the GE Entities.

(d) There shall not have occurred since the date of this Agreement any event, change, occurrence or circumstance that, individually or in the aggregate with any such events, changes, occurrences or circumstances, has had or which could reasonably be expected to have an SES Material Adverse Effect.

(e) SES shall have delivered to the GE Entities the items to be delivered pursuant to Section 2.3.

(f) The Reorganization shall have been completed.

(g) The GE Entities shall have determined, pursuant to the following methodology, that, as of the Closing Date, the gross value of Splitco’s Investment Assets does not exceed (a) 70 percent (provided the Closing Date occurs on or before May 16, 2007), or 60 percent (if the Closing Date occurs on or after May 17, 2007), of the sum of (i) the gross value of Splitco’s Investment Assets and (ii) the gross value of Splitco’s assets that are Non-Investment Assets (the “Valuation Conclusions”). For purposes of making this determination, the GE Entities shall use a value for each Non-Investment Asset equal to the lowest point on the range of reasonable values and a value for each Investment Asset equal to the highest point on the range of reasonable values set forth in the Draft Reports, provided that there is no change in circumstances with respect to the assets of Splitco. For this purpose, a change in circumstances includes, but is not limited to, with respect to publicly traded assets, a change in the publicly traded price of such assets or a discovery that any document specifically identified by the GE Entities as a document upon which the GE Entities were relying in arriving at one or more Valuation Conclusions in the Draft Reports as provided on Schedule 3.14(b) of the Tax Matters Agreement was not true, accurate, and complete in all material respects. For purposes of the preceding sentence, “material” means relevant to the determination of asset value for purposes of determining that the Redemption qualifies under Section 355(a) with respect to which the GE Entities will recognize no gain or loss for U.S. federal income tax purposes. A change in circumstances does not include the discovery of information that is publicly available as of the date of the Draft Reports; furthermore, a change in circumstances does not include the discovery of information provided by SES to the GE Entities as of the date of the Draft Reports. In addition, for this purpose, (i) Star One Shares, (ii) any asset of Satlynx not owned by Satlynx as of the date hereof, and (iii) any asset transferred to Splitco pursuant to Section 3.8, will be treated as a Non-Investment Asset only if the Private Letter Ruling concludes that such asset is not an Investment Asset.

(h) SES shall have received a letter from the SES Financial Advisor confirming that the facts and conclusions contained in the SES Financial Advisor Letter continue to be true and correct as of the Closing Date.

(i) SES shall have delivered, or caused to be delivered, to the GE Entities, an opinion of Arendt & Medernach, counsel to SES, in substantially the form of Exhibit D hereto.

(j) Parent or one or more of its Affiliates shall have received the Private Letter Ruling and such Private Letter Ruling shall continue to be in full force and effect.

(k) The GE Entities shall have received the GE Tax Opinions (as defined in the Tax Matters Agreement) and a copy of the SES Tax Opinion (as defined in the Tax Matters Agreement).

Section 8.3 Conditions to SES’s Obligations.

The obligations of SES to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver at or prior to the Closing of each of the following conditions:

(a) The representations and warranties of each of the GE Entities contained in this Agreement or any Ancillary Agreement shall be true and correct, both when made and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date, except where the failure to be so true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “GE Material Adverse Effect” set forth therein) would not, individually or in the aggregate, be material. SES shall have received certificates signed by authorized officers of the GE Entities to such effect;

(b) The GE Entities shall have performed or complied in all material respects with all obligations and covenants required by this Agreement and the Ancillary Agreements to be performed or complied with by the GE Entities by the time of the Closing, and SES shall have received certificates signed by authorized officers of the GE Entities to such effect;

(c) SES shall have received its required ruling from Luxembourg Tax authorities regarding the Luxembourg corporate income tax consequences of the Redemption;

(d) Receipt by SES of required waivers with respect to the bank facility and U.S. privately placed notes described in Schedule 8.3(d);

(e) The GE Entities shall have delivered to SES the items to be delivered pursuant to Section 2.4.

Section 8.4 Frustration of Closing Conditions.

None of SES or any of the GE Entities may rely on the failure of any condition set forth in this Article 8 to be satisfied if such failure was caused by such party’s failure to act in good faith or to use its reasonable best efforts to cause the Closing to occur as required by Section 6.6(a).

ARTICLE 9.

TERMINATION

Section 9.1 Termination.

This Agreement may be terminated at any time prior to the consummation of the Closing under the following circumstances:

(a) by mutual written consent of SES and the GE Entities;

(b) by either the GE Entities (on one hand) or SES (on the other hand) upon written notice to the other if the Closing shall not have been consummated on or before May 15, 2007 (as may be extended pursuant to clauses (i) or (ii), the “Termination Date”); provided that (i) SES may, in its discretion, extend the Termination Date to any date no later than June 14, 2007 if (A) the condition set forth on Section 8.1(b)(iv) has not been satisfied with respect to the Privatization at or prior to May 15, 2007 and (B) prior to May 15, 2007, SES shall have identified additional Non-Investment Assets owned by SES or one or more of its subsidiaries (other than those listed on Schedule 3.10) acceptable to the GE Entities and negotiated in good faith with the GE Entities to attempt to agree to the amount by which the Cash Amount shall be reduced in respect of such Non-Investment Assets that, together with the assets to be transferred to Splitco pursuant to Section 2.1, would enable the Valuation Conclusions to be reached, (ii) the GE Entities may, in their discretion, extend the Termination Date to any date no later than June 14, 2007 if (A) the condition set forth on Section 8.1(b)(iv) has not been satisfied with respect to the Privatization at or prior to May 15, 2007 and (B) as of May 15, 2007, the GE Entities reasonably believe that Splitco will receive enough Non-Investment Assets to enable the Valuation Conclusions to be reached as of the Termination Date as so extended, and (iii) the right to terminate this Agreement under this Section 9.1(b) shall not be available to a party whose failure to perform in any material respect any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or prior to the Termination Date;

(c) by either SES or GE upon written notice to the other if the Required Resolutions shall not have been obtained by reason of the failure to obtain the Required Vote, upon the taking of such vote at a duly held meeting of the shareholders of SES or at any adjournment thereof; provided that the right of SES to terminate this Agreement under this Section 9.1(c) shall not be available to SES if its breach of Section 6.1 or 6.2 has been the cause of, or resulted in, such failure;

(d) by the GE Entities upon written notice to SES, if any of the conditions to the Closing set forth in Section 8.2 shall have become incapable of fulfillment by the Termination Date and shall not have been waived in writing by the GE Entities;

(e) by either SES or the GE Entities upon written notice to the other if any of the conditions set forth in Section 8.1 have become incapable of fulfillment by the Termination Date and shall not have been waived in writing by all parties;

(f) by SES upon written notice to the GE Entities, if any of the conditions to the Closing set forth in Section 8.3 shall have become incapable of fulfillment by the Termination Date and shall not have been waived in writing by SES;

(g) by either the GE Entities or SES upon written notice to the other, if there shall be in effect a final, non-appealable order of a court or government administrative agency of competent jurisdiction permanently prohibiting the consummation of the transactions contemplated hereby; provided, that the party so requesting termination shall have complied with Section 6.7; and

(h) by the GE Entities if the IRS notifies Parent or one of its Affiliates that it will not issue the Private Letter Ruling;

provided, however, that the party seeking termination pursuant to clause (b), (d), (e) or (f) above is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

Section 9.2 Effect of Termination.

In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement, except for the provisions of (i) Section 6.12(a) relating to the obligation of the parties to keep confidential certain information obtained by it, (ii) Article 11, and (iii) this Section 9.2, shall become void and have no effect, without any liability on the part of any party hereto or its directors, officers or stockholders. Nothing in this Section 9.2 shall be deemed to release any party from any liability for any willful and material breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.

ARTICLE 10.

SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

Section 10.1 Survival of Representations and Warranties.

All of the representations and warranties provided for in this Agreement or in any agreement or certificate delivered pursuant to the provisions hereof or in connection with the transactions contemplated hereby (except as otherwise provided in the Ancillary Agreements) shall survive the Closing until eighteen (18) months after the Closing; provided that the representations and warranties set forth in Section 4.6, 4.7, 4.8(a) and 5.4 shall survive indefinitely, and the representations and warranties set forth in Section 4.21 (environment) shall survive until the sixth anniversary of the Closing; provided further that any representations and warranties shall survive with respect to, and to the extent of, any claim for indemnification made in accordance with this Article 10 prior to the applicable termination date.

Section 10.2 Indemnification by SES.

(a) From and after the Closing Date, SES shall defend and indemnify the GE Entities, their respective Affiliates (including Splitco and its Subsidiaries) and successors, and each of their respective officers, directors, employees, stockholders, agents and representatives

(collectively, the “GE Indemnitees”) against, and hold the GE Indemnitees harmless to the fullest extent permitted by law from, any loss, liability, claim, damage or expense including reasonable legal fees and disbursements, and all other reasonable costs of investigation and defending third-party claims (collectively, “Losses”), asserted against, imposed upon, or suffered or incurred by such GE Indemnitee (other than any Loss relating to Taxes, for which indemnification provisions are set forth in the Tax Matters Agreement) resulting from or arising out of:

(i) any breach of any representation or warranty of SES, contained in this Agreement or in any Ancillary Agreement;

(ii) any breach of any covenant of SES or any SES Affiliate contained in this Agreement or in any Ancillary Agreement, or any failure by SES or any SES Affiliate to otherwise perform any of their respective covenants or agreements in this Agreement and the Ancillary Agreements;

(iii) any fees, expenses or other payments incurred or owed by SES, Splitco or the SES Entities or any Affiliate thereof (in the case of Splitco, to the extent incurred on or prior to the Closing Date), to any brokers, financial advisors or comparable other persons retained or employed by any of them or any of their Affiliates in connection with the transactions contemplated by this Agreement;

(iv) any Losses arising out of the matters described in Schedule 10.2(a)(iv);

(v) any payments due under the EIC Plan, the STAR Plan and the LTI Plan (“Satlynx Plans”) in respect of employees of Satlynx, to the extent that such payments result from the amendments to the Satlynx Plans made on February 1, 2007 and described in Schedule 4.20(b);

(vi) any actual or alleged noncompliance by Satlynx and its Subsidiaries prior to Closing with U.S. Export Control Requirements, including the Export Administration Regulations of the U.S. Commerce Department (15 C.F.R. §§ 730-774), the Sanctions Regulations of the Office of Foreign Assets Control of the U.S. Department of the Treasury (e.g., 31 CFR §§ 515, 528 and 560) and the International Traffic in Arms Regulations (22 C.F.R. §§ 120-130); or

(vii) any Losses arising out of or relating to the Excluded Liabilities or the Excluded Assets.

(b) Other than in respect of breaches of the representations and warranties set forth in Sections 4.6, 4.7 and 4.8(a), SES shall not be required to indemnify any GE Indemnitee for any Losses, and shall not have any liability for any Losses:

(i) under clause (i) of Section 10.2(a), unless the aggregate of all Losses for which SES would, but for this clause (i), be liable thereunder and under the indemnification provisions relating to breaches of representations and warranties in the Tax Matters Agreement exceeds on a cumulative basis an amount equal to €4,875,000, and then for the full amount of such Losses only to the extent of such excess;

(ii) under clause (i) of Section 10.2(a), for any individual items where the Loss relating thereto is less than €20,000, and such items shall not be aggregated for purposes of clause (i) of this Section 10.2(b); and

(iii) under clause (i) of Section 10.2(a), if the aggregate of all Losses recovered under such clause (i) and under the indemnification provisions relating to breaches of representations and warranties in the Tax Matters Agreement on a cumulative basis would exceed €150,000,000.

Notwithstanding anything to the contrary contained in this Article 10, (i) with respect to Taxes, the provisions of this paragraph (b) shall only apply to Losses relating to breaches of representations and warranties pursuant to Sections 4.01(v) and (vi) of the Tax Matters Agreement, and (ii) no GE Indemnitee shall be entitled to indemnification for any Losses related to, or arising out of, any Action brought by any State of Brazil charging Star One or any of its Subsidiaries ICMS on communications services based on the same circumstances as the tax assessment by the State of Rio de Janeiro set forth on Schedule 10.2(b).

(c) Except in the case of fraud, and as otherwise specifically provided in this Agreement or in any Ancillary Agreement, the GE Entities acknowledge that their sole and exclusive remedy after the Closing Date with respect to any and all claims relating to this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby shall be pursuant to the indemnification provisions set forth in this Article 10; provided that all claims relating to Taxes shall be exclusively resolved as set forth in the Tax Matters Agreement. In furtherance of the foregoing, each of the GE Entities and Splitco hereby waives, from and after the Closing Date, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action (other than claims of, or causes of action arising from, fraud) it may have against SES arising under or based upon this Agreement, any Ancillary Agreement, any document or certificate delivered in connection herewith, any applicable Law, common law or otherwise (except pursuant to the indemnification provisions set forth in this Section 10.2).

Section 10.3 Indemnification by GE Entities.

(a) From and after the Closing Date, the GE Entities shall defend and indemnify SES, its Affiliates and successors, and each of their respective officers, directors, employees, stockholders, agents and representatives (collectively, the “SES Indemnitees”) against and hold the SES Indemnitees harmless to the fullest extent permitted by law from, any Losses asserted against, imposed upon, or suffered or incurred by such SES Indemnitee (other than any Loss relating to Taxes, for which indemnification provisions are set forth in the Tax Matters Agreement) resulting from or arising out of:

(i) any breach of any representation or warranty of the GE Entities contained in this Agreement or in any Ancillary Agreement;

(ii) any breach of any covenant of the GE Entities contained in this Agreement or in any Ancillary Agreement, or any failure by the GE Entities to otherwise perform any of their respective covenants or agreements in this Agreement and the Ancillary Agreements;

(iii) any fees, expenses or other payments incurred or owed by the GE Entities or any Affiliate thereof to any brokers, financial advisors or comparable other persons retained or employed by either of them or any of their Affiliates in connection with the transactions contemplated by this Agreement;

(iv) any Losses arising out of or relating to the AMC-23 Assumed Liabilities; and

(v) any Losses arising out of or relating to the Transferred Businesses with respect to periods from and after the Closing Date.

(b) Except in the case of fraud, and as otherwise specifically provided in this Agreement or in any Ancillary Agreement, SES acknowledges that the sole and exclusive remedy after the Closing Date with respect to any and all claims relating to this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby shall be pursuant to the indemnification provisions set forth in this Article 10; provided that all claims relating to Taxes shall be resolved as set forth in the Tax Matters Agreement. In furtherance of the foregoing, SES hereby waives, from and after the Closing Date, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action (other than claims of, or causes of action arising from, fraud) it may have against Parent, the GE Entities, Splitco and the Transferred Entities arising under or based upon this Agreement, any Ancillary Agreement, any document or certificate delivered in connection herewith, any applicable Law, common law or otherwise (except pursuant to the indemnification provisions set forth in this Section 10.3).

(c) Any payments made pursuant to this Section 10.2 shall be made, without duplication (i) to Splitco or its Subsidiaries in respect of Losses asserted against, imposed upon, suffered or incurred by them, and (ii) to the GE Entities in respect of Losses asserted against, imposed upon, suffered or incurred by them or any of their respective Affiliates (other than Splitco and its Subsidiaries).

(d) Any payments made pursuant to this Section 10.3 shall be made, without duplication, to the appropriate SES Indemnitee.

(e) To the extent permitted by applicable Law, the GE Entities, SES, and their respective Affiliates shall treat any payments made by SES or any of its Affiliates to Splitco or any of its Affiliates under Section 10.2 as a contribution to Splitco occurring immediately prior to the Closing, and any payments made by the GE Entities or any of its Affiliates to SES or any of its Affiliates pursuant to Section 10.3 as a reduction of the Cash Amount until such Cash Amount is reduced to zero, and then as a distribution from Splitco occurring immediately prior to the Closing for all U.S. federal and state income and franchise Tax purposes.

Section 10.4 Calculation of Losses.

The amount of any Loss for which indemnification is provided under this Article 10 shall be net of any amounts actually recovered, whether before or after payment of any amounts in respect of such Loss, by the indemnified party under third-party insurance policies with respect to such Loss (and the indemnified party shall notify the indemnifying party of any such recovery) and shall be (i) increased to take account of any net Tax cost incurred by the indemnified party resulting from the accrual or receipt of indemnity payments hereunder (grossed up for such increase) and (ii) reduced to take account of any net Tax benefit actually realized by the indemnified party resulting from the incurrence or payment of any such Loss, in each case so that the indemnified party is put in the same net after-Tax economic position as if it had not incurred such Loss. Any such Tax cost shall be taken into account whether it is incurred before or after the receipt or accrual of such indemnity payments, and any such Tax benefit shall be taken into account whether it is actually realized before or after the incurrence or payment of such Loss. In computing the amount of any such Tax cost or Tax benefit, the indemnified party shall be deemed to recognize all other items of income, gain, loss deduction or credit before recognizing any item arising from the accrual or receipt of any indemnity payment hereunder or from the incurrence or payment of any indemnified Loss. Any indemnity payment under this Agreement shall be treated as set forth in the Tax Matters Agreement.

Section 10.5 Termination of Indemnification.

The obligations to indemnify and hold harmless any party, (i) pursuant to Sections 10.2(a)(i) and 10.3(a)(i), shall terminate when the applicable representation or warranty terminates pursuant to Section 10.1 and (ii) pursuant to the other clauses of Sections 10.2 and 10.3 shall not terminate; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the person to be indemnified shall have, before the expiration of the applicable period, previously made a claim by delivering a notice of such claim (stating in reasonable detail the basis of such claim) pursuant to Section 10.6 to the party to be providing the indemnification.

Section 10.6 Procedures.

(a) Third Party Claims. In order for a person (the “indemnified party”) to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim made by any person (other than any party hereto or any of its Affiliates) against the indemnified party (a “Third Party Claim”), such indemnified party must notify the indemnifying party in writing (and in reasonable detail, to the extent practicable) of the Third Party Claim within 10 Business Days after receipt by such indemnified party of notice of the Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the indemnifying party demonstrates that it has been materially prejudiced as a result of such failure (except that the indemnifying party shall not be liable for any expenses incurred during the period in which the indemnified party failed to give such notice). Thereafter, the indemnified party shall deliver to the indemnifying party, within five (5) Business Days’ time after the indemnified party’s receipt thereof, copies of all notices and documents (including court papers) received by the indemnified party relating to the Third Party Claim.

(b) Assumption. If a Third Party Claim is made against an indemnified party, the indemnifying party shall be entitled to participate, at its own expense, in the defense thereof and, if it so chooses, to assume the defense thereof, at its own expense, with counsel selected by the indemnifying party; provided, however, that such counsel is not reasonably objected to by the indemnified party. Should the indemnifying party so elect to assume the defense of a Third Party Claim, the indemnifying party shall not be liable to the indemnified party for any legal expenses subsequently incurred by the indemnified party in connection with the defense thereof. If the indemnifying party assumes such defense, the indemnified party shall have the right to participate in the defense thereof and to employ counsel (not reasonably objected to by the indemnifying party), at its own expense, separate from the counsel employed by the indemnifying party, it being understood that the indemnifying party shall control such defense. The indemnifying party shall be liable for the fees and expenses of one counsel and one local counsel employed by the indemnified party for any period during which the indemnifying party has not assumed the defense thereof (other than during any period in which the indemnified party shall have failed to give notice of the Third Party Claim as provided above). If the indemnifying party chooses to defend or prosecute a Third Party Claim, all the indemnified parties shall cooperate in the defense or prosecution thereof and the indemnifying party shall reimburse the indemnified party for its reasonable out-of-pocket expenses therefor (other than the fees and expenses of counsel employed by the indemnified party, which are governed by the second preceding sentence in this Section 10.6(b)). Such cooperation shall include the retention, and (upon the indemnifying party’s request) the provision to the indemnifying party, of records and information that are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not the indemnifying party assumes the defense of a Third Party Claim, the indemnified party shall not admit any liability with respect to, or settle, compromise or discharge or consent to the entry of any judgment for, such Third Party Claim without the indemnifying party’s prior written consent (which consent shall not be unreasonably withheld or delayed). If the indemnifying party assumes the defense of a Third Party Claim, the indemnified party shall agree to any settlement, compromise or discharge of a Third Party Claim that the indemnifying party may recommend and that by its terms obligates the indemnifying party to pay the full amount of the liability in connection with such Third Party Claim, which releases the indemnified party completely in connection with such Third Party Claim and that would not otherwise adversely affect the indemnified party. Notwithstanding the foregoing, the indemnifying party shall not be entitled to assume the defense of any Third Party Claim (and shall be liable for the reasonable fees and expenses of one counsel and one local counsel incurred by the indemnified party in defending such Third Party Claim) if the Third Party Claim seeks an order, injunction or other equitable relief or relief for other than money damages against the indemnified party that the indemnified party reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for money damages. If in the reasonable opinion of counsel for the indemnified party, there is a conflict of interest between the indemnified party and the indemnifying party, then the indemnifying party shall not be entitled to assume the defense of any Third Party Claim until it executes a joint defense agreement with the indemnified party in form reasonably satisfactory to both parties. If such equitable relief or other relief portion of the Third Party Claim can be so separated from that for money damages, the indemnifying party shall be entitled to assume the defense of the portion relating to money damages.

(c) Other Claims. In the event any indemnified party should have a claim against any indemnifying party under Section 10.2 or 10.3 that does not involve a Third Party Claim being asserted against or sought to be collected from such indemnified party, the indemnified party shall deliver notice of such claim, describing in reasonable detail the facts giving rise to such claim, with reasonable promptness to the indemnifying party after obtaining actual knowledge thereof. Subject to Sections 10.5 and 10.1, the failure by any indemnified party so to notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have to such indemnified party under Section 10.2 or 10.3, except to the extent that the indemnifying party demonstrates that it has been materially prejudiced by such failure. The indemnified party shall reasonably cooperate and assist the indemnifying party in determining the validity of any claim for indemnity by the indemnified party and in otherwise resolving such matters.

(d) Mitigation. SES and the GE Entities shall cooperate with each other with respect to resolving any claim or liability with respect to which one party is obligated to indemnify another party hereunder, including by making reasonable best efforts to mitigate or resolve any such claim or liability. In the event that SES, on the one hand, or the GE Entities, on the other hand, shall have failed to make such reasonable best efforts to mitigate or resolve any claim or liability, then notwithstanding anything else to the contrary contained herein, the other party shall not be required to indemnify any person for any loss, liability, claim, damage or expense that is reasonably expected to have been avoided if such first party had made such efforts.

Section 10.7 Assignment of Claims.

If any indemnified party of the GE Entities (a “GE Indemnified Party”) receives any payment from SES in respect of any Losses pursuant to Section 10.2 and the GE Indemnified Party could have recovered all or a part of such Losses from a third party (a “Potential Contributor”) based on the underlying claim asserted against SES, the GE Indemnified Party shall assign, on a non-recourse basis and without any representation or warranty, such of its rights to proceed against the Potential Contributor as are necessary to permit SES to recover from the Potential Contributor the amount of such payment. If any such assignment would afford the Potential Contributor any defense to the payment of the same, such assignment shall not take place and the GE Indemnified Party will, at SES’s direction and expense, take all reasonable actions to seek to recover such claim from such Potential Contributor. Any payment received in respect of such claim against the Potential Contributor (whether by SES or the relevant GE Indemnified Party as provided in the immediately preceding sentence) shall be distributed, (i) first, to the GE Indemnified Party in the amount of any deductible or similar amount required to be paid by the GE Indemnified Party prior to SES being required to make any payment to the GE Indemnified Party plus, in the case of any claim by a GE Indemnified Party as provided in the immediately preceding sentence, the costs and expenses incurred in investigating, prosecuting, defending or otherwise addressing such claim, (ii) second, to SES in an amount equal to the aggregate payments made by SES to the GE Indemnified Party in respect of such claim, plus the costs and expenses incurred in investigating, prosecuting, defending or otherwise addressing such claim and (iii) the balance, if any, to the GE Indemnified Party.

Section 10.8 Additional Limitations on Indemnification.

Notwithstanding anything to the contrary contained in this Agreement:

(a) SES shall not be obligated to indemnify any indemnified party with respect to any Losses to the extent that a specific accrual or reserve for the amount of such Loss was reflected on the AMC-23 Balance Sheet, the Leuk Balance Sheet or the Satlynx Balance Sheet;

(b) no party hereto shall have any liability under any provision of this Agreement for any punitive, incidental, consequential, special or indirect damages, including business interruption, loss of future revenue, profits or income, or loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, in each case other than any such damages paid or payable to a third party in connection with a Third Party Claim.

Section 10.9 Supplementation and Amendment of the Disclosure Schedules.

From time to time prior to the Closing, SES shall have the right to supplement or amend the Disclosure Schedules with respect to any matter related to Star One, AsiaSat or their respective Subsidiaries hereafter arising or discovered after the delivery of the Disclosure Schedules pursuant to this Agreement. No such supplement or amendment shall have any effect on the satisfaction of the condition to Closing set forth in Section 8.2(a) and Section 8.2(d); provided, however, if the Closing shall occur, then the GE Entities shall be deemed to have waived any right or claim pursuant to the terms of Section 10.2(a)(i) of this Agreement with respect to any and all matters disclosed pursuant to any such supplement or amendment at or prior to the Closing.

ARTICLE 11.

MISCELLANEOUS

Section 11.1 Assignment.

This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any party (including by operation of law in connection with a merger or consolidation of such party) without the prior written consent of the other parties hereto. Any attempted assignment in violation of this Section 11.1 shall be void.

Section 11.2 No Third-Party Beneficiaries.

Except as provided in Article 10, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties hereto and such assigns, any legal or equitable rights hereunder. Nothing contained in this Agreement shall be deemed or construed by the parties or by any third party to create the relationship of principal and agent, partnership or joint venture or any other fiduciary relationship or association between the parties.

Section 11.3 [Reserved].

Section 11.4 Notices.

All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by facsimile or sent, postage prepaid, by registered, certified or express mail, reputable overnight courier service or e-mail (with receipt acknowledged) and shall be deemed given when delivered personally or when so received by facsimile or courier or e-mail, or, if mailed, three (3) calendar days after the date of mailing received, as follows:

(i) if to SES:
Château de Betzdorf
L-6815 Betzdorf
Grand Duchy of Luxembourg
Attention: General Counsel
Facsimile: 352-710-725-532

with a copy to:

Gibson, Dunn & Crutcher LLP
200 Park Avenue, 47th Floor
New York, NY 10166
Attention: David M. Wilf
Facsimile: 212-351-6277
E-mail: dwilf@gibsondunn.com

(ii) if to the GE Entities or Parent:

201 Merritt 7
Norwalk, CT 06851
Attention: John W. Campo, Jr.
Facsimile: 203-229-5097
Email: generalcounsel.equity@ge.com

with a copy to:

General Electric Capital Corporation
901 Main Ave
Suite 800
Norwalk, CT 06851
Attention: General Counsel
Facsimile: 203-840-6494

with a copy to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention: Howard Chatzinoff
Joseph T. Verdesca, Jr.
Facsimile: 212-310-8007
E-mail: joseph.verdesca@weil.com
howard.chatzinoff@weil.com

Section 11.5 Interpretation; Exhibits and Schedules; Certain Definitions.

(a) The headings contained in this Agreement, in any Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein, are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Inclusion of information in the Schedules shall not be construed as an admission or used as evidence that such information is material to the business, financial condition or results of operations of the Transferred Businesses. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein, shall have the meaning as defined in this Agreement. When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The phrase “reasonable best efforts” shall not be construed to require any party to pay or commit to pay any amount to, or incur any obligation in favor of, any person (other than filing or application fees or expenses or obligations imposed by Governmental Entities) or incur out-of-pocket expenses or make any other payments to a third party, release any third party from any rights, incur a Liability, make or commit to make any disposition of assets or otherwise agree to modify its business practices in connection with the transactions contemplated by this Agreement and the Ancillary Agreements; provided, however, that the foregoing shall not limit the obligation of a party to incur expenses or pay fees to advisors, counsel, consultants and the like otherwise consistent with reasonable best efforts. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns.

Section 11.6 Counterparts.

This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other parties.

Section 11.7 Entire Agreement.

This Agreement, the Ancillary Agreements and the Confidentiality Agreement, along with the Schedules and Exhibits hereto and thereto (the “2007 Agreements”), contain the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter; provided, however, that nothing in the 2007 Agreements shall have any effect on any rights or obligations of the parties under the Tax Matters Agreement by and among SES, CFE, Inc., GE Subsidiary, Inc. 22 and SES Global dated March 27, 2001. None of the parties shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein or in the Ancillary Agreements or certificates delivered pursuant to this Agreement or the Ancillary Agreements, or the Confidentiality Agreement.

Section 11.8 Severability.

If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other persons or circumstances. Upon such determination that any such provision is invalid, illegal or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 11.9 Consent to Jurisdiction.

Each party irrevocably submits to the exclusive jurisdiction of (a) the Supreme Court of the State of New York, New York County, and (b) the United States District Court for the Southern District of New York, for the purposes of any suit, action or other proceeding arising out of this Agreement, any Ancillary Agreement or any transaction contemplated hereby or thereby, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in New York as described herein. Each party agrees to commence any such action, suit or proceeding in the United States District Court for the Southern District of New York or if such suit, action or proceeding may not be brought in such court for jurisdictional reasons, in the Supreme Court of the State of New York, New York County. Each party further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth above shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction in this Section 11.9. Each party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, any Ancillary Agreement or the transactions contemplated hereby and thereby in (i) the Supreme Court of the State of New York, New York County, or (ii) the United States District Court for the Southern District of New York, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Section 11.10 Governing Law.

This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed entirely within such State, provided, however that the Redemption shall be governed by the laws of Luxembourg.

Section 11.11 Waiver of Jury Trial.

Each party hereby waives and agrees not to assert to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement, any Ancillary Agreement or any transaction contemplated hereby or thereby. Each party (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the Ancillary Agreements, as applicable, by, among other things, the mutual waivers and certifications in this Section 11.11.

Section 11.12 Expenses.

Except as otherwise expressly provided herein or in the Tax Matters Agreement, each of the parties hereto shall pay its own expenses incident to this Agreement and the transactions contemplated herein (including legal fees, accounting fees, investment banking fees and filing fees).

Section 11.13 No Strict Construction.

SES and the GE Entities each acknowledge that this Agreement has been prepared jointly by the parties hereto and shall not be strictly construed against any party hereto.

Section 11.14 Publicity; Public Announcements.

Unless otherwise required by applicable Laws or the requirements of any national securities exchange (and, in that event, only if time does not permit), at all times prior to the earlier of the consummation of the Closing or termination of this Agreement pursuant to Article 9, SES and the GE Entities shall consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release with respect to the transactions contemplated hereby and shall not issue any such press release without each other’s consent, which consent shall not be unreasonably withheld or delayed. The parties agree that the initial press release to be issued with respect to this Agreement and the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

Section 11.15 Amendment and Modification.

This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each party and otherwise as expressly set forth herein.

Section 11.16 Waiver.

No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of either party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party.

Section 11.17 Disclosure Generally.

Notwithstanding anything to the contrary contained in the Disclosure Schedules or in this Agreement, the information and disclosures contained in any Disclosure Schedule (including a disclosure schedule of the Tax Matters Agreement) shall be deemed to be disclosed and incorporated by reference in any other Disclosure Schedule as though fully set forth in such Disclosure Schedule for which applicability of such information and disclosure is reasonably apparent on its face. The fact that any item of information is disclosed in any Disclosure Schedule shall not be construed to mean that such information is required to be disclosed by this Agreement. Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material” or “SES Material Adverse Effect” or other similar terms in this Agreement.

Section 11.18 Other Matters.

(a) Notwithstanding anything to the contrary contained in this Agreement, in the event that prior to Closing, with the prior written consent of the GE Entities to the form of the relevant transaction documents, Satlynx directly or indirectly completes the acquisition of any entity described in Schedule 11.18, the GE Entities agree and acknowledge that none of the representations or warranties contained in this Agreement, or any indemnification obligation in connection therewith contained in Article 10 hereof, shall be deemed to cover, directly or indirectly, any such entity.

(b) The GE Entities agree and acknowledge that neither SES nor any of its Affiliates shall have any Liability whatsoever under the terms of this Agreement or any Ancillary Agreement in connection with the proposed privatization of AsiaSat by certain Affiliates of the GE Entities and CITIC Group, and the completion of such transaction, or the failure to complete such transaction (subject to Section 8.1(b)(iv)), shall not be deemed to affect the obligation of the GE Entities to complete the transactions contemplated by this Agreement on the Closing Date.

[THIS SPACE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

SES

By:	/S/ Mark Rigolle
Name:	Mark Rigolle
Title:	Chief Financial Officer

By:	/S/ Romain Bausch
Name:	Romain Bausch
Title:	President & CEO

GE-CFE LUXEMBOURG S. À R.L.

By:	/S/ Ronald J. Herman
Name:	Ronald J. Herman
Title:	Attorney In fact

By:	/S/ James M. Waterbury
Name:	James M. Waterbury
Title:	Attorney In Fact

GE CAPITAL EQUITY HOLDINGS INC.

By:	/S/ Ronald J. Herman
Name:	Ronald J. Herman
Title:	President & CEO

Solely for the purpose of Section 6.23
GENERAL ELECTRIC CAPITAL CORPORATION

By:	/S/ James M. Waterbury
Name:	James M. Waterbury
Title:	Vice President